Exhibit 15.4

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE ROTEM MINING OPERATION, ISRAEL February 27, 2025

Wardell Armstrong (part of SLR) Baldhu House, Wheal Jane Earth Science Park, Baldhu, Truro, Cornwall, TR3 6EH, United Kingdom Telephone: +44 (0)1872 560738 www.wardell-armstrong.com

EFFECTIVE DATE:	December 31, 2024
DATE ISSUED:	February 27, 2025
JOB NUMBER:	ZT61-2273
VERSION: REPORT NUMBER: STATUS:	V2.0 MM1813 Final

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE ROTEM MINING OPERATION, ISRAEL

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Wardell Armstrong is the trading name of Wardell Armstrong International Ltd,
Registered in England No. 3813172.

Registered office: Sir Henry Doulton House, Forge Lane, Etruria, Stoke-on-Trent, ST1 5BD, United Kingdom

UK Offices: Stoke-on-Trent, Birmingham, Bolton, Bristol, Bury St Edmunds, Cardiff, Carlisle, Edinburgh,
Glasgow, Leeds, London, Newcastle upon Tyne and Truro. International Office: Almaty.
ENERGY AND CLIMATE CHANGE ENVIRONMENT AND SUSTAINABILITY INFRASTRUCTURE AND UTILITIES LAND AND PROPERTY MINING AND MINERAL PROCESSING MINERAL ESTATES WASTE RESOURCE MANAGEMENT

ICL GROUP LIMITED S-K 1300 TECHNICAL REPORT SUMMARY ON THE ROTEM MINING OPERATION, ISRAEL

CONTENTS

1	EXECUTIVE SUMMARY	1
1.1	Property Description	3
1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography	4
1.3	History	4
1.4	Geological Setting, Mineralization, and Deposit	6
1.5	Exploration	7
1.6	Sample Preparation, Analyses, and Security	9
1.7	Data Verification	10
1.8	Mineral Processing and Metallurgical Testing	10
1.9	Mineral Resource Estimates	11
1.10	Mineral Reserve Estimates	12
1.11	Mining Methods	13
1.12	Processing and Recovery Methods	15
1.13	Infrastructure	15
1.14	Market Studies	15
1.15	Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements With Local Individuals or Groups	15
1.16	Capital and Operating Costs and Economic Analysis	16
1.17	Interpretation and Conclusions	16
1.18	Recommendations	16
2	INTRODUCTION	18
2.1	Terms of Reference and Purpose of the Report	18
2.2	Qualified Persons or Firms and Site Visits	18
2.3	Sources of Information	20
2.4	Previously Filed Technical Report Summary Reports	21
2.5	Forward-Looking Statements	21
2.6	Units and Abbreviations	22
3	PROPERTY DESCRIPTION	24
3.1	Tenure	25
3.2	Agreements	26
3.3	Royalties	26
3.4	Environmental Liabilities and Permitting Requirements	27
3.5	QP Opinion	29
4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	30
4.1	Accessibility	30
4.2	Climate	30
4.3	Local Resources	30
4.4	Infrastructure	31
4.5	Physiography, Vegetation and Fauna	31
5	HISTORY	33
5.1	Ownership, Development and Exploration History	33
5.2	Production History	34

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6	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT	36
6.1	Regional Geology	36
6.2	Local and Property Geology	37
6.3	Mineralisation	42
6.4	Deposit Type	43
7	EXPLORATION	45
7.1	QP Opinion	47
8	SAMPLE PREPARATION, ANALYSES AND SECURITY	48
8.1	Sample Preparation	48
8.2	Analysis Method	48
8.3	Quality Assurance and Quality Control	49
8.4	QP Opinion	52
9	DATA VERIFICATION	53
9.1	Site Visits	53
9.2	Previous Audits	53
9.3	Drillhole Database	53
9.4	QP Opinion	61
10	MINERAL PROCESSING AND METALLURGICAL TESTING	62
10.1	Metallurgical Testwork	62
10.2	Discussion on Mineral Processing and Metallurgical Testing	63
11	MINERAL RESOURCE ESTIMATES	64
11.1	Summary	64
11.2	Mineral Resource Estimation Methodology	65
11.3	Drillhole Database	65
11.4	Statistical Analysis	65
11.5	Geological Modelling	66
11.6	Boundary Analysis	73
11.7	Grade Capping	73
11.8	Variography	74
11.9	Density	75
11.10	Grade Estimation and Validation	75
11.11	Mineral Resource Classification	77
11.12	Depletion	78
11.13	Prospects of Economic Extraction for Mineral Resources	78
11.14	Mineral Resource Statement	79
11.15	Risk Factors that May Affect the Mineral Resource Estimate	79
12	MINERAL RESERVE ESTIMATES	80
12.1	Summary	80
12.2	Mineral Reserve Estimation Methodology	81
12.3	Dilution and Mining Recovery	81
12.4	Cut-off Grade	81
12.5	Mineral Reserve Statement	82
12.6	Risk Factors That Could Materially Affect the Mineral Reserve Estimate	82

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13	MINING METHODS	83
13.1	Geotechnics and Hydrogeology	85
13.2	Mining Strategy	85
13.3	Production	87
13.4	Life of Mine Schedule	87
13.5	Mining Equipment	90
13.6	Mining Personnel	91
14	PROCESSING AND RECOVERY METHODS	92
14.1	Oron Beneficiation Plant	92
14.2	Rotem Beneficiation Plant	94
14.3	Zin Beneficiation Plant	96
14.4	Rotem Fertilizer and Acid Facilities	96
14.5	Fertilizer Plants	101
14.6	Processing Personnel	103
15	INFRASTRUCTURE	104
15.1	Surface Layout	104
15.2	Roads	105
15.3	Rail	106
15.4	Ports	106
15.5	Power	106
15.6	Water	107
15.7	Tailings Storage Facilities	107
16	MARKET STUDIES	108
16.1	Phosphate Market	108
16.2	Demand	108
16.3	Commodity Price Projections	109
16.4	Contracts	109
17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS	110
17.1	Permitting	110
17.2	ICL Rotem Environmental Organisational Structure	111
17.3	Health, Safety and Environmental (HSE) Procedures	111
17.4	Stakeholder Engagement	114
17.5	Mine and Facility Closure Plans	114
17.6	Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups	115
18	CAPITAL AND OPERATING COSTS	116
18.1	Capital Costs	116
18.2	Operating Costs	116
19	ECONOMIC ANALYSIS	117
19.1	Economic Criteria	117
19.2	Cash Flow Analysis	118
19.3	Sensitivity Analysis	120
20	ADJACENT PROPERTIES	122
21	OTHER RELEVANT DATA AND INFORMATION	123

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22	INTERPRETATION AND CONCLUSIONS	124
22.1	Geology and Mineral Resources	124
22.2	Mining and Mineral Reserves	124
22.3	Mineral Processing	125
22.4	Infrastructure	125
22.5	Environment	125
23	RECOMMENDATIONS	126
23.1	Geology and Mineral Resources	126
23.2	Mining and Ore Reserves	126
23.3	Mineral Processing	126
23.4	Environmental Studies, Permitting and Social or Community Impact	126
24	REFERENCES	127
25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT	128
26	DATE AND SIGNATURE PAGE	129

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TABLES

Table 1.1: Rotem Beneficiation Plant Production (Previous 5 Years)	5
Table 1.2: Oron Beneficiation Production (Previous 5 Years)	6
Table 1.3: Rotem Fertilizer and Acid Production (Previous 5 Years)	6
Table 1.4: Summary of Drilling at Rotem, Oron and Zin Deposits	8
Table 1.5: Summary of Mineral Resources for the Rotem, Oron and Zin Mines	12
Table 1.6: Summary of Mineral Reserves for the Rotem, Oron and Zin Mines	13
Table 5.1: Rotem Beneficiation Plant Production (Previous 5 Years)	34
Table 5.2: Oron Beneficiation Plant Production (Previous 5 Years)	34
Table 5.3: Rotem Fertilizer and Acid Production (Previous 5 Years)	35
Table 7.1: Summary of Drilling at Rotem, Oron and Zin Deposits	45
Table 9.1: Summary Statistical Analysis for P2O5 (%) Composites at Oron	54
Table 9.2: Summary Statistical Analysis for P2O5 (%) Composites at Rotem	56
Table 9.3: Summary Statistical Analysis for P2O5 (%) Composites at Zin	58
Table 11.1: Summary of Mineral Resources for the Rotem, Oron and Zin Mines	64
Table 11.2: Summary of Density Values	75
Table 12.1: Summary of Mineral Reserves for the Rotem, Oron and Zin Mines	80
Table 13.1: Total ICL Rotem Mine Production (2020 – 2024)	87
Table 13.2: ICL Rotem Summary of Mining Equipment	91
Table 13.3: ICL Rotem Mining Personnel	91
Table 14.1: Rotem Fertilizer and Acid Plants	97
Table 14.2: ICL Rotem Processing Personnel	103
Table 17.1: Permits and Licences held by ICL Rotem	110
Table 18.1: Life of Mine Capital Costs for ICL Rotem	116
Table 18.2: Life of Mine Operating Costs for ICL Rotem	116
Table 19.1: Economic Assumptions and Parameters for ICL Rotem	117
Table 19.2: Annual Discounted Cash Flow Model for ICL Rotem	119
Table 19.3: Sensitivity Analysis for ICL Rotem	120

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FIGURES

Figure 3.1: Location of Rotem, Oron and Zin, Israel	24
Figure 3.2: ICL Rotem New Mining Concession	26
Figure 6.1: Syrian Arc Fold Belt (Modified from Abed, 2013)	36
Figure 6.2: Map of Phosphate Deposits in the Negev (Modified from Bartov et al., 1980)	37
Figure 6.3: Rotem Stratigraphic Column	39
Figure 6.4: Rotem Pit Wall Exposure with Stratigraphic Units Labelled	39
Figure 6.5: Oron Stratigraphic Column	40
Figure 6.6: Oron Pit Wall Exposure with Stratigraphic Units Labelled	40
Figure 6.7: Zin Stratigraphic Column	41
Figure 6.8: Zin Phosphate Exposure from Hagor C Area	41
Figure 6.9: Schematic Vertical Section Across an Oceanic Margin (Simandl et al., 2011)	43
Figure 6.10: Genetic Model for Sedimentary Phosphate Deposits (Modified from Abed, 2013)	44
Figure 7.1: Location of Drillholes (Black Dots) at the Rotem, Oron and Zin Deposits	46
Figure 7.2: Location of Drillholes at the Rotem Deposit (including Hatrurim)	46
Figure 7.3: Location of Drillholes at the Oron and Zin Deposits	47
Figure 8.1: CRM Used by Rotem Laboratory	49
Figure 8.2: Analysis of CRM for P2O5 (%) at the Rotem Laboratory	50
Figure 8.3: Analysis of CRM for Fe2O3 (%) at the Rotem Laboratory	50
Figure 8.4: Analysis of CRM for Al2O3 (%) at the Rotem Laboratory	51
Figure 8.5: Analysis of CRM for MgO (%) at the Rotem Laboratory	51
Figure 9.1: Log Probability and Mean Grade Plots for Upper Phosphate (Top Left), Middle Phosphate (Top Right) and Lower Phosphate (Bottom) by Drilling Decade at Oron	55
Figure 9.2: Log Probability and Mean Grade Plots for A) Upper Phosphate, B) Lower Phosphate, C) IC1 Phosphate, and D) IC2 Phosphate by Drilling Decade at Rotem	57
Figure 9.3: Log Probability and Mean Grade Plots for A) Phosphate 0, B) Phosphate 1, and C) Phosphate 2 by Drilling Decade	59
Figure 9.4: Log Probability and Mean Grade Plots for D) Phosphate 3 and E) Phosphate 4 by Decade Drilled at Zin	60
Figure 11.1: Histograms of P2O5% Grade for Rotem (Top Left), Oron (Top Right) and Zin (Bottom)	66
Figure 11.2: Isometric View Showing Example of the Geological Model at Rotem	67
Figure 11.3: Seam Modelling Methodology and Showing Mean P2O5 % Grades of Drillholes	68

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Figure 11.4: Mean P2O5% Grades for Phosphate Domains and Caprock at Rotem	69
Figure 11.5: Box and Whisker Plot Showing Mean P2O5 Grades for the Phosphate Domains and Caprock at Oron	70
Figure 11.6: Section through Phosphate Seams at Oron 5 Area against Logged Lithology (Top) and Composite Grade (Bottom)	71
Figure 11.7: Cross-Section (Red on Inset) of Phosphate Seams and Overburden at Oron 5 Area	71
Figure 11.8: Example Section of Phosphate Seams at Hagor C Field at Zin	72
Figure 11.9: Box and Whisker Plot Showing Mean P2O5 Grade for the Phosphate Seams and Caprock at Zin	72
Figure 11.10: Example of Boundary Analysis of Lower Phosphate Domain at Rotem for P2O5	73
Figure 11.11: Statistical Analysis for P2O5 Outliers in Upper Phosphate Domain at Oron	74
Figure 11.12: Example of Modelled Variograms for the Middle Phosphate Domain at Oron	75
Figure 11.13: Example Swath Analysis for P2O5 (%) in Upper and Lower Phosphate Seams at Oron	76
Figure 11.14: Log Probability Plots Comparing Estimated P2O5 (%) Grades vs Composite Grades	77
Figure 13.1: Overburden Removal at Rotem	83
Figure 13.2: Drilling for Blasting at Oron	84
Figure 13.3: Ripping of Phosphate Ore at Rotem	84
Figure 13.4: Planned Mining Strips for Life of Mine of Rotem Bituminous Phosphate	86
Figure 13.5: Planned Mining Strips for Life of Mine of Oron Brown Phosphate	86
Figure 13.6: ICL Rotem Life of Mine Schedule	89
Figure 14.1: Overview of ICL Rotem Processing Operations	92
Figure 14.2: Oron Beneficiation Plant Flowsheet	93
Figure 14.3: Rotem Dry Beneficiation Plant 70B	95
Figure 14.4: Rotem Wet Beneficiation Plant 20	96
Figure 14.5: Sulphuric Acid Production	98
Figure 14.6: Phosphoric Acid Production	99
Figure 14.7: White Acid Production	101
Figure 14.8: Phosphorus Fertilizer Production Chemistry	101
Figure 14.9: MAP Production Flowsheet	102
Figure 15.1: Rotem Surface Layout	104
Figure 15.2: Oron Surface Layout	105
Figure 15.3: Oron (Savion) Tailings Storage Facility	107
Figure 17.1: ICL Rotem Environmental Management Department	111
Figure 17.2: Rotem HSE Management Structure	112
Figure 19.1: After-Tax 10% NPV Sensitivity Analysis	121

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1	EXECUTIVE SUMMARY

This Technical Report Summary (TRS) has been prepared by Wardell Armstrong International Limited (WAI) in association with ICL Group Limited (ICL or the Company), on the Rotem mining operation (the Property) inclusive of the Rotem, Oron and Zin mines. The purpose of this TRS is to support the disclosure of Mineral Resource and Mineral Reserve estimates on the Property as of December 31, 2024, in the proposed registration statement on Form F-1 and periodic filings with the United States Securities and Exchange Commission (SEC). This Technical Report Summary conforms to SEC’s Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601(b)(96) Technical Report Summary.

The conclusions, recommendations, and forward-looking statements made by the Qualified Persons (QPs) are based on reasonable assumptions and results interpretations. Forward-looking statements cannot be relied upon to guarantee the property’s performance or outcomes and naturally include inherent risks and risks relating to the mining industry.

ICL is a public company with its headquarters in Tel Aviv, Israel. ICL owns a 100% interest in the mineral rights for the Property through Rotem Amfert Negev Limited (ICL Rotem), a wholly owned subsidiary. From the 1950s, the Property was owned by the Israeli government as a state-owned enterprise under the holding company, Israel Chemicals Limited.

The Property consists of three large open pit phosphate mines at Rotem, Oron and Zin, located in the southern part of Israel in the Negev region. The Company began operations at Oron in the 1950s and at Rotem and Zin in the 1970s. All three sites have associated beneficiation plants, which include crushing, grinding and flotation processing facilities. The beneficiation plants at Rotem and Oron are operational, while production at the Zin beneficiation plant was discontinued in 2020. Large-scale mining operations are undertaken at Oron and Rotem while small-scale mining is currently undertaken at Zin, involving a mobile crusher to crush and screen the phosphate rock before further processing at the Oron beneficiation plant.

At the Rotem site, additional processing facilities are present and process the phosphate concentrate from Rotem and Oron beneficiation plants to produce phosphoric acids and fertilizers. These facilities include two sulphuric acid plants, three green phosphoric acid plants, a white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, a Mono Kalium Phosphate (MKP) plant and a Pekacid plant. In 2024, a total of 5.8 Mt of phosphate ore was mined at the ICL Rotem operation and used to produce 154 kt of white phosphoric acid products, 503 kt of green phosphoric acid products, 1,024 kt of fertilizers and 100 kt of speciality fertilizers.

The deposits are classified by ICL Rotem mainly based on the amount of organic material present in the phosphate rock. Central areas of the deposits are generally associated with higher levels of organics while lower organic contents are generally found towards the deposit margins. The organic content (along with levels of potential contaminants) dictates the processing methods and final products. The following classification of phosphate ores is used:

•	White (<0.25% organic matter)
•	Low Organic (0.25 to 0.35% organic matter),
•	Brown and High Organic (>0.35% to 1.0% organic matter)
•	Bituminous (>1.0% organic matter).

Based on the availability of these ores, the existing production scenario used by ICL Rotem is as follows:

•
White phosphate rock from Oron is mined and processed at the Oron beneficiation plant and the phosphate concentrate transported to the Rotem plant for further processing into higher added value products such as white phosphoric acids for food applications.

•	Low organic phosphate rock from Rotem mine is processed at the Rotem plant to produce green (impure) phosphoric acids for agricultural applications.
•
Bituminous phosphate rock from the centre of the Rotem deposit is mined and used to produce fertilizers at the Rotem plant. Further significant bituminous phosphate exists within the deeper parts of the Rotem deposit, however, only limited mining of this has occurred to date due to the presence of thick overburden (10 to 50 meters) containing horizons of oil shale. The oil shale contains 12 - 21 % organic matter and is susceptible to self-combustion when exposed by mining.

The existing production scenario is planned to continue until 2025 when white phosphate rock at Oron will be mostly depleted. To maintain current production levels, the following changes to the operation will then be made by ICL Rotem:

•
The Oron beneficiation plant will be reconfigured to allow brown and low organic phosphate rock to be mined and processed at Oron and the phosphate concentrate transported to the Rotem plant for use in the production of green phosphoric acid. In addition, brown phosphate rock from Oron will be transported by truck to the Rotem beneficiation plant and used to produce additional green phosphoric acid and fertilizers after 2029.

•
The Rotem beneficiation plant will process bituminous phosphate rock mined from Rotem, and the concentrate used in the production of white phosphoric acid. Overburden containing horizons of oil shale will be stripped to allow access to the underlying bituminous rock. An upper limit of around 20 % of the total overburden will be allowed to contain oil shale and this will be transported to designated waste dumps and capped using marl rock.

•	Bituminous phosphate rock from Rotem will also continue to be used to produce fertilizers.
•
Mining of the available bituminous rock at Rotem to produce white phosphoric acid is planned to be completed by the end of 2029 and the remainder of white phosphate at Oron will be used for speciality fertilizers.

•
Small scale mining at Zin of approximately 0.2 Mtpa of low organic phosphate rock is planned to continue for the life of mine (LOM) using in-pit crushing and screening and final processing at the Oron beneficiation plant.

The planned changes to the operation are based on recent pilot plant testwork that included 250 kt of brown phosphate and 180 kt of bituminous phosphate being successfully processed through the existing plants to produce green and white phosphoric acids, respectively.

The LOM for ICL Rotem runs from 2025 to 2040 (inclusive) with an average mining rate of around 5 Mtpa.

1.1	Property Description

The Rotem mining operation is located in the Negev desert in southern Israel. The Property includes the Rotem, Oron and Zin open pit mines and associated processing facilities, transportation facilities (including rail) and loading facilities at the Mediterranean port of Ashdod and the Red Sea port of Eilat. The Property has a concession area of approximately 177.8 km2.

The Rotem operation is located approximately 16 km east of the town of Dimona and is centred on latitude 31°04’00”N and longitude 35°11’50”E. The Oron and Zin operations are located approximately 13 km and 23 km southeast of the town of Yeruham, respectively. The Oron operation is centred on latitude 30°54’00”N and longitude 35°00’59”E. The Zin operation is centred on latitude 30°50’35”N and longitude 35°05’22”E.

The ICL Rotem operations are conducted in accordance with phosphate mining concessions, which are granted as required by the Ministry of Energy and Infrastructures, by the Supervisor of Mines, as well as mining authorizations issued by the Israel Lands Authority. The concessions relate to quarries (phosphate rock), whereas the authorisations cover use of land as active mining areas.

In December 2024, ICL Rotem was granted a new mining concession for a period of 20 years, effective January 1, 2025, until December 31, 2044, and only as long as mining can be conducted on a commercially viable basis following a competitive process that was held by the Israeli Ministry of Energy and Infrastructures (the “New Concession”). The New Concession which covers an area of 177.8 km2, replaces Rotem’s previous concession, which was valid until the end of 2024 and includes the Rotem Field (including Hatrurim), the Zafir Field (Oron and Zin) as well as an area of approximately 0.31 km2 (76.6 acres) to the north of Oron (“North Oron”). ICL Rotem has also been granted an exploration license for all the phosphate sites in the New Concession.

Mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law (1965). Such plans are updated as needed. As of the reporting date, there are various requests at different stages of deliberations pending for consideration by the planning authorities.

In 2016, the Southern District Committee for Planning and Construction approved a detailed site plan for mining phosphates in the Zin-Oron area (hereinafter – the Plan). The Plan, which covers an area of about 350 km2, will permit the continued mining of phosphate in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility of an extension (under the authority of the District Planning Board). In addition, as part of the Plan, ICL Rotem is in the final stage of approving a specific mining plan for the North Oron area.

1.2	Accessibility, Climate, Local Resources, Infrastructure and Physiography

Be’er Sheva is the largest city in the Southern Region of Israel and is easily accessed by road from the Mediterranean coast (approximately 100 km south of Tel Aviv). Rotem is approximately 54 km from Be’er Sheva and is accessed by road via Highways 40 and 25 and then Route 258. The Red Sea port of Eilat is approximately 170 km south of Rotem and is accessible by road via Highways 90 or 40. Oron is located approximately 30 km southwest of Rotem and is linked to Rotem via Route 206 which joins Highway 25. Zin is located 10 km east of Oron and is accessed by Route 227 which joins to Route 226 to the north of Oron. In addition, there is an internal private haul road that links Oron to Zin.

All three operations are linked by an internal rail line that also connects Mishor Rotem to the Mediterranean port of Ashdod (approximately 150 km) and is used for transporting products and raw materials. The rail line is also used by the ICL Dead Sea operation where an 18 km conveyor belt connects the Dead Sea Works to the railhead at Tzefa in Mishor Rotem.

The Negev desert has a typical arid climate and is dry and warm all year round. The summer season lasts from May through to September with average high and low temperatures in July of 34 °C and 22 °C, respectively. The winter season lasts from November through to February with average high and low temperatures in January of 17 °C and 9 °C, respectively. Rainfall is highly variable year on year with average totals of around 130 mm with most rainfall occurring during the winter months.

The Property has a long history of mining activity and there is an established in-country network of mining suppliers and contractors. There is sufficient and experienced work force available due to the proximity of Be’er Sheva, a municipality of approximately 210,000 inhabitants. There is an extensive network of highways, rail links, telecommunications facilities, national grid electricity, gas and water.

1.3	History

In 1952, Negev Phosphate Corporation was founded at Oron for the purpose of mining phosphate rock. In 1966, another company was formed, Arad Chemical Industries, which specialized in the production of phosphoric acid. Both companies were owned by the Israeli government, which formed a new holding company, Israel Chemicals Limited.

In 1975, Israel Chemicals Ltd merged Negev Phosphate Corporation and Arad Chemical Industries into a single company under the Negev Phosphate name. Following this, Israel Chemicals Ltd created a new subsidiary company at Mishor Rotem called Rotem Fertilizer Corporation, which began production of fertilizers and phosphoric acids. In 1977, the Zin mine and beneficiation plant were constructed.

In 1982, Israel Chemicals Limited acquired Amsterdam Fertilizers (Amfert) increasing its presence in the European fertilizer market. In 1989, Amfert was merged with Rotem Fertilizer Corporation under the name Rotem Amfert Group. In 1991, Negev Phosphate Corporation and Rotem Amfert Group were merged under the name Rotem Amfert Negev Limited and thereby combining all Israel Chemicals Limited’s phosphate production in the Negev desert.

In 1992, shares in Israel Chemicals Limited were publicly listed on the Tel Aviv Stock Exchange with the Israeli government keeping majority holding. In 1995, the Israeli government floated additional shares and reduced its holding to below 50%. Following this, 25 % of Israel Chemicals Limited was purchased by Israel Corporation (part of the Eisenberg Group) before increasing its share over the following years.

In 1999, the Israeli government completed the privatization of the company and placed its remaining holding in the company on the Tel Aviv Stock Exchange. Thereby, Israel Corporation increased its share to 52%. Later in 1999, Israel Chemicals Limited came under new ownership when Ofer Brothers Group, the largest privately owned company in Israel, acquired a controlling stake in Israel Corporation for $330 million.

In 2001, the company combined management of Rotem Amfert Negev and Dead Sea Works (DSW) creating ICL Fertilizers division. In 2014, ICL listed on the New York Stock Exchange and in 2020 was renamed as ICL Group Limited.

The Rotem mine and beneficiation plant were constructed in the mid-1970s. The plant uses conventional flotation processing to produce phosphate concentrates for further processing at the Rotem acid and fertilizer facilities. Production is split between phosphate rock used for fertilizers and phosphate rock for acids. A summary of the Rotem beneficiation plant production for the previous 5 years is shown in Table 1.1.

Table 1.1: Rotem Beneficiation Plant Production (Previous 5 Years)
Rock for Fertilizer
	Feed		Concentrate
Year	Tonnes	Grade P2O5 (%)	Tonnes	Grade P2O5 (%)
2020	793,914	29.35	507,559	31.4
2021	972,694	29.68	542,993	31.3
2022	879,456	29.71	555,348	31.2
2023	865,857	29.66	549,601	31.2
2024	843,120	29.49	547,913	30.9
Rock for Phosphoric Acid
	Feed		Concentrate
Year	Tonnes	Grade P2O5 (%)	Tonnes	Grade P2O5 (%)
2020	1,731,353	30.30	886,882	31.74
2021	1,707,717	29.98	879,629	31.65
2022	1,503,100	28.87	726,173	31.57
2023	1,705,263	27.69	880,955	30.71
2024	1,386,475	28.15	859,137	30.06

The current Oron beneficiation plant was constructed in 1992 and uses conventional flotation processing to produce around 1 Mtpa of phosphate concentrate for further processing at the Rotem acid and fertilizer facilities. A summary of the Oron beneficiation plant production for the previous 5 years is shown in Table 1.2.

Table 1.2: Oron Beneficiation Production (Previous 5 Years)
	Feed		Concentrate
Year	Tonnes	Grade P2O5 (%)	Tonnes	Grade P2O5 (%)
2020	2,413,758	23.50	1,110,677	31.30
2021	2,509,017	23.19	1,103,334	31.31
2022	2,358,437	22.61	975,639	31.04
2023	2,358,528	22.65	966,847	30.50
2024	2,479,447	22.70	1,057,736	30.48

The Zin mine and beneficiation plant were constructed in 1977. The Zin beneficiation plant used conventional flotation processing and was designed to process 4.6 Mtpa of phosphate rock on two parallel lines and produce approximately 2.2 Mtpa of phosphate concentrate. About 1.7 Mtpa tonnes of this was fed to a calcination plant to produce about 1.2 Mtpa of calcined phosphate rock. Following cessation of the calcination plant, the Zin beneficiation plant operated a simplified single line process and processed approximately 2.8 Mtpa of ore and produced around 1.3 Mtpa of phosphate concentrate. Phosphate rock from both Zin and Oron mines was processed at the Zin beneficiation plant but were processed in campaigns and not mixed. Operations at the Zin beneficiation plant were discontinued in 2020.

The Rotem fertilizer and acid facilities were constructed in the late 1970s with additional facilities added, including the No.31 Plant (isothermal process acid plant) constructed in 1996. Products include green phosphoric acid, white phosphoric acid (technical grade and food grade), speciality fertilizers and fertilizers. A summary of the Rotem fertilizer and acid production for the previous 5 years is shown in Table 1.3.

Table 1.3: Rotem Fertilizer and Acid Production (Previous 5 Years)
Year	Phosphate Rock* (kt)	Green Phosphoric Acid (kt)	White Phosphoric Acid (kt)	Speciality Fertilizers (kt)	Fertilizers (kt)
2020	3,090	544	171	70	920
2021	2,431	531	168	72	1,082
2022	2,170	508	176	95	1,044
2023	2,309	520	150	78	1,033
2024	2,375	503	154	100	1,024
* Figures relate to phosphate concentrate produced by the beneficiation plants 2020 includes production from Zin prior to cessation of operations

1.4	Geological Setting, Mineralization, and Deposit

The Negev phosphate deposits are part of a major belt of stratiform sedimentary phosphate deposits that stretch from Morocco and North Africa to Israel, Jordan, Syria and eastern Turkey. These deposits have strong geological similarities and account for some 30 % of the world’s supply of phosphate rock (USGS, 2024).

The ICL Rotem phosphate deposits have been proved over extensive strike distances (Rotem 10 km, Oron 16 km, Zin 22 km) and width (4 km). The deposits are gently dipping to the northwest or sub-horizontal.

At Rotem, Oron and Zin, the phosphate seams are overlain by overburden consisting of a layer of Miocene-Recent alluvium and conglomerates, followed by a thick layer of Maastrichtian marl and/or oil shale with a phosphatic-limestone caprock layer below. The thickness of the overburden is generally 10 - 50 m but can reach 70 m. The caprock is a consistent marker horizon that defines the contact with the phosphate rock. Three main phosphate seams are present at Rotem and Oron, while at Zin up to five are present. The seams are typically 1 - 4 m in thickness. Bands of interburden up to 1 m thick are found between the seams and include chert, marl and limestone. Both the caprock and interburden can contain phosphate although this is generally of lower grade and considered non-economic. The phosphate deposits are underlain by a sequence of marls, limestone and chert.

The phosphate beds are identifiable in the field and mining is controlled visually. The caprock forms a hard hanging wall and the marl-limestone-chert sequence a hard well-defined footwall.  Seams as thin as 0.5 m can be selectively mined. Dilution, mainly the result of the inter-bedded marl within the principal phosphate horizon, is controllable and can be readily separated by screening. Dilution often has appreciable phosphate content.

Phosphate occurs as the mineral carbonate-fluorapatite or francolite. The Negev phosphates are classified for mining and processing by ICL Rotem mainly according to the organic matter content (originally microorganisms and algae).

In addition, the levels of contaminants are also considered prior to mining and processing. The chlorine content of phosphate rock should not exceed 0.05 %Cl for use in manufacturing phosphoric acid. High Cl contents in the Negev phosphates can be reduced by a factor of 10 by washing or mitigated by blending with low-Cl phosphates. High iron content is also undesirable in acid manufacture, as is high magnesium grade phosphate. The content of cadmium and other toxic elements such as mercury, chromium, arsenic, lead, selenium, uranium, and vanadium should also be low.

1.5	Exploration

All exploration at Rotem, Oron and Zin is carried out by surface drilling. No other data is used in the production of Mineral Resource estimates. Drilling is carried out using a conventional mobile six-wheel drive combination drill rig which can drill Rotary Air Blast (RAB) style chip samples, or 110 mm diameter solid core. All drillholes are drilled vertically from surface.

The RAB rock chip (or ‘dust’) samples are used for establishing grade boundaries of the different seam intersections and assist the geologist in establishing the geological horizons. The drilling is carried out by a contractor, but under the direct field supervision of ICL Rotem geologists.
Drillhole spacing varies but is generally in the range of 200 – 250 m. Drillhole spacing can be reduced to 50 – 70 m to provide more detailed data where rapid variation in seam thickness, variable chemistry of samples is expected or in places where karstic features have developed.

A summary of the drilling completed at the Rotem, Oron and Zin deposits is shown in Table 1.4.

Table 1.4: Summary of Drilling at Rotem, Oron and Zin Deposits
Site	Decade	Number of Drillholes			Length of Drilling
		Dust Drilling	Core Drilling	Combination of Dust and Core	Dust Drilling	Core Drilling	Combination of Dust and Core
Oron	50s	15	0	0	133	0	0
	60s	148	0	0	1,933	0	0
	70s	405	0	0	3,954	0	0
	80s	102	38	0	2,930	837	0
	90s	481	117	0	10,763	2,558	0
	2000s	233	15	0	5,205	345	0
	2010s	267	7	6	6,171	111	44
	2020s	93	4	0	1,718	120	0
	Total	1,744	181	6	32,808	3,970	44
	Total Drillholes	1,931
	Total Meters	36,822
	Number of Composite Samples	4,508
Rotem (and Hatrurim)	60s	6	0	0	102	0	0
	70s	17	0	0	724	0	0
	80s	72	0	4	2,133	0	819
	90s	284	11	4	12,309	484	57
	2000s	705	41	8	30,955	1,211	149
	2010s	299	3	1	17,018	46	33
	2020s	42	6	0	1,994	318	0
	Total	1,425	61	17	65,232	2,058	1,058
	Total Drillholes	1,503
	Total Meters	68,347
	Number of Composite Samples	2,791
Zin	70s	71	0	0	1,499	0	0
	80s	210	5	1	3,188	77	17
	90s	268	22	15	5,766	314	99
	2000s	1,130	129	9	25,101	1,840	306
	2010s	257	2	7	5,510	59	148
	Total	1,936	158	32	4,1063	2,290	570
	Total Drillholes	2,126
	Total Meters	43,924
	Number of Composite Samples	5,449

1.6	Sample Preparation, Analyses, and Security

The rock chip and core samples are sent to the sample preparation facility at Oron. All samples are screened, with one sub-sample sent for run of mine (ROM) grade analysis. The other (larger) sub-sample is ground and split for wet or dry screening and chemical analysis, with sample size distribution ranges selected to reflect actual plant crushing and screening performance parameters. In this way, the sample material replicates the plant performance.

The Oron sample preparation facility sends prepared 100 g analytical sub-samples from the 20 cm sample intervals to the Rotem laboratory for analysis. Sample tracking through the various process is carried out using the laboratory information management system (LIMS).

The chip samples are dispatched to the Rotem laboratory where a first pass P2O5 grade is calculated. These samples are analysed for P2O5 content, using spectrophotometry following HNO3 digest. If the geologist observes marginal results in any of the individual 20 cm samples, they request a re-analysis of a composite sample of the entire phosphate bearing seam. A geologist examines the final analytical results and selects appropriate sample groups that represent phosphate or interburden beds for detailed analysis.

The sample preparation facility aggregates these selected samples into a larger composite sample and sends a sub-sample of this composite for detailed analysis. This analysis is more comprehensive and includes metals and other potentially deleterious elements (analysis includes P2O5, K, Na, As, Cd, Cr, Ca, Mn, Mo, Ni, V, Zn, TiO2, SO3, SiO2, MgO, Fe2O3 and Al2O3).

For analysis of P2O5, samples are initially oven dried at 105 °C for 3 - 4 hours, crushed, pulverised and sieved to 35 mesh.

A sub-sample of between 0.8 g and 1.2 g is selected for digestion by adding to 5 ml of HNO3 and heating on an electrical plate until the solution is boiling and left to boil for three minutes. The solution is allowed to cool to room temperature, transferred to a 250 ml flask and mixed with distilled water before shaking.

The diluted solution is transferred to a clean and dry flask. Analysis is carried out using a spectrophotometer and uses a series of standard operating procedures alongside a certified reference material (CRM) with each batch.

The Rotem laboratory uses a CRM for monitoring analytical accuracy. The CRM used is BCR-032 produced by the European Commission Joint Research Centre. It is a phosphorite sample originating from a phosphate deposit in Morocco. The certified value of the CRM is 33 % P2O5. The CRM is also certified for SiO2, SO3, Al2O3, MgO and Fe2O3.

1.7	Data Verification

A site visit by QP’s from WAI was conducted from October 24 to 25, 2022. The project site, mining and processing operations, and technical services were visited and included the following inspections:

•	Open pit surface geology, mineralisation and lithological descriptions.
•	Extent of exploration work completed to date.
•	Review of core/sample logging, sampling, sample preparation and analysis procedures.
•	Core/sample storage areas.
•	Analytical laboratory.
•	Data storage procedures.
•	Review of drillhole databases.

Overall, the inspections confirmed the geological understanding of the deposit and no significant issues in terms of the procedures used for data collection, data entry or data storage were identified by the QP.

In September 15 to 16, 2024, due to the state of war declared in Israel, a site visit was undertaken by Qualified Persons of Geo-Prospect (an Israel based consultancy) on behalf of WAI. The Rotem, Oron and Zin operations were visited by Geo-Prospect and their information and photos were provided to WAI for review. The findings of the site visit confirmed the WAI QP’s opinions.

The WAI QP reviewed the drillhole database using Leapfrog and Datamine Studio RM software to identify any obvious errors. Instances of overlapping samples, conflicting drillholes between redrilled RAB (dust) drillholes with core drillholes and collars containing zero elevation were identified and were corrected by ICL Rotem. The QP does not consider these to be significant, however data input into the database should continue to be monitored by ICL Rotem.

1.8	Mineral Processing and Metallurgical Testing

White phosphate ore from Oron is processed to produce a phosphate concentrate which is then transported to the Rotem site for treatment in Plant 31 to initially produce green phosphoric acid suitable for processing in Plant 32 to produce “4D” acid which is further processed in the white acid plants to produce white phosphoric acid as the premium final product. The brown phosphate ores at Oron with a high reactive organic content have not historically been processed due to the ore producing a less pure green phosphate and the high organic content causing foaming problems in the phosphoric acid plants.

At Rotem, the phosphate ores are classified into high grade reactive phosphate ore which, once processed into a concentrate, is used for fertilizer production and lower grade phosphate ores suitable for green acid production, used in the agricultural industry and for on-site fertilizer production. The bituminous phosphate ores at Rotem have a high organic content and have traditionally only been used for fertilizer production and not for acid production.

Successful Research and Development (R&D) efforts culminated in pilot plant testwork in which 250 kt of brown phosphate and 180 kt of bituminous phosphate ores were processed successfully to produce green and white phosphoric acids, through Plants 30 and 31, respectively.

The main difference in the production of green phosphoric acid and white phosphoric acid under the new production scenario is the allowable limits for Total Organic Carbon (TOC) and Cd. In the white acid plants, combined activated carbon and hydrogen peroxide, Solvent Extraction (SX) methods, membranes and resin technology are used to reduce the residual organics and metal impurity levels respectively in the phosphoric acid. These are the main challenges in processing the new phosphate reserves through Plants 30 and 31. In addition, it is required to maintain process stability, as well as maximising the yield of phosphorus oxide in the concentrates to the final phosphoric acid product and its quality in terms of TOC and metal impurity levels.

Process control variables include temperature in the reactors and the phosphorus oxide, free acid and sulphate concentrations. As gypsum is the main waste product from the Prayon and Isothermal processes in Plants 30 and 31, respectively, a key process control philosophy is to optimise the conditions for production of filterable gypsum.

The QP is of the opinion that the data derived from the testing described above are conventional and adequate for the purposes of Mineral Resource estimation given the style of deposit. Pilot trials have been undertaken on significant tonnages of material and the results of which have been used to develop and optimize the flow sheet for processing brown phosphate ore from Oron and bituminous phosphate ore from Rotem. Based on this testwork metallurgical recoveries of 69 % were calculated for beneficiation of bituminous phosphate rock at Rotem and 60 % for beneficiation of brown phosphate rock.

In addition, R&D efforts continue to investigate the potential for brown phosphate to be used to produce white phosphoric acid.

1.9	Mineral Resource Estimates

The Mineral Resource estimates for the Rotem, Oron and Zin mines have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

It is the opinion of the QP that the Mineral Resource models presented in this report are representative of the informing data and that the data is of sufficient quality and quantity to support the Mineral Resource estimate to the classifications applied.

A summary of the Mineral Resources at the Rotem, Oron and Zin mines is presented in Table 1.5 with an effective date of December 31, 2024.

Table 1.5: Summary of Mineral Resources for the Rotem, Oron and Zin Mines – December 31, 2024
Mine	Classification	White Phosphate (Mt)	Low Organic Phosphate (Mt)	Brown Phosphate (Mt)	High Organic & Bituminous Phosphate (Mt)	Total (Mt)	P2O5 (%)
Rotem	Measured	-	15.9	-	62.6	78.5	28.8
	Indicated	-	-	-	-	-	-
	Measured + Indicated	-	15.9	-	62.6	78.5	28.8
	Inferred	-	-	-	-	-	-
Zin	Measured	-	11.8	10.0	24.3	46.1	25.3
	Indicated	-	-	-	-	-	-
	Measured + Indicated		11.8	10.0	24.3	46.1	25.3
	Inferred	-	-	-	-	-	-
Oron	Measured	1.3	-	7.1	33.0	41.4	24.0
	Indicated	-	-	-	-	-	-
	Measured + Indicated	1.3	-	7.1	33.0	41.4	24.0
	Inferred	-	-	-	-	-	-
Total	Measured	1.3	27.7	17.1	119.9	166.0	26.6
	Indicated	-	-	-	-	-	-
	Measured + Indicated	1.3	27.7	17.1	119.9	166.0	26.6
	Inferred	-	-	-	-	-	-
Notes:
1.	Mineral Resources are being reported in accordance with S-K 1300.
2.	Mineral Resources were estimated by ICL Rotem and reviewed and accepted by WAI.
3.	Mineral Resources are reported in-situ and are exclusive of Mineral Reserves.
4.	Mineral Resources are 100% attributable to ICL Rotem.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Resources are estimated at cut-off grades of 25% P2O5 for Rotem, 20% P2O5 for Oron and 23% P2O5 for Zin and a minimum seam thickness of 0.5m
7.	Mineral Resources are estimated using average dry densities ranging from 1.8 to 1.9 t/m3.
8.
Mineral Resources are estimated using beneficiation plant metallurgical recoveries of 54% and 69% for Mineral Resources at Rotem, 59% and 60% for Mineral Resources at Oron and 56% for Mineral Resources at Zin.

9.
Mineral Resources are estimated using an average of the previous two years’ prices of $1,178/t FOB for acid products and $424/t FOB for fertilizer products and exchange rates of NIS:USD of 3.58 and EURO:USD of 0.91.

1.10	Mineral Reserve Estimates

Mineral Reserves have been classified in accordance with the definitions for Mineral Reserves in S-K 1300. Measured Mineral Resources were converted to Mineral Reserves through the application of modifying factors. There are no Indicated or Inferred Mineral Resources at Rotem, Oron or Zin.

A summary of the Mineral Reserves at the Rotem, Oron and Zine mines is presented in Table 1.6 with an effective date of December 31, 2024.

Table 1.6: Summary of Mineral Reserves for the Rotem, Oron and Zin Mines – December 31, 2024
Mine	Classification	White Phosphate (Mt)	Low Organic Phosphate (Mt)	Brown Phosphate (Mt)	High Organic & Bituminous Phosphate (Mt)	Total (Mt)	P2O5 (%)
Rotem	Proven	-	1.3	-	13.0	14.3	29.0
	Probable	-	-	-	-	-	-
	Proven + Probable	-	1.3	-	13.0	14.3	29.0
Zin	Proven	-	3.2	-	-	3.2	26.1
	Probable	-	-	-	-	-	-
	Proven + Probable	-	3.2	-	-	3.2	26.1
Oron	Proven	3.0	2.4	57.9	-	63.3	23.9
	Probable	-	-	-	-	-	-
	Proven + Probable	3.0	2.4	57.9	-	63.3	23.9
Total	Proven	3.0	6.9	57.9	13.0	80.8	24.9
	Probable	-	-	-	-	-	-
	Proven + Probable	3.0	6.9	57.9	13.0	80.8	24.9
Notes:
1.	Mineral Reserves are being reported in accordance with S-K 1300.
2.	Mineral Reserves were estimated by ICL Rotem and reviewed and accepted by WAI.
3.
The point of reference for the Mineral Reserves for Rotem and Oron is defined at the point where ore is delivered to the beneficiation plants, for Zin it is defined at the point where ore is delivered to the mobile crusher.

4.	Mineral Reserves are 100% attributable to ICL Rotem.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Reserves are estimated at cut-off grades of 25% P2O5 for Rotem, 20% P2O5 for Oron and 23% P2O5 for Zin.
7.	A minimum mining width of 0.5m was used.
8.
Mineral Reserves are estimated using beneficiation plant metallurgical recoveries of 54% and 69% for Mineral Reserves at Rotem, 59% and 60% for Mineral Reserves at Oron and 50% for Mineral Reserves at Zin.

9.
Mineral Reserves are estimated using an average of the previous two years’ prices of $1,178/t FOB for acid products, $424/t FOB for fertilizer products and $114/t FOB for phosphate rock from Zin, and exchange rates of NIS:USD of 3.58 and EURO:USD of 0.91.

1.11	Mining Methods

The mining method used by ICL Rotem is open pit mining using traditional shovel and truck operations.
Mining at Rotem is a combination of contractor and owner operated while Oron and Zin are mined entirely by contractor. Mining is undertaken in the following sequence:

•	Removal of topsoil (where present) up to 0.5 m depth by bulldozer. This material is stockpiled for later use in reclamation.
•	Overburden removal using hydraulic excavators to load a fleet of haul trucks:
o
Overburden at Oron is harder and typically requires blasting. Overburden removal is undertaken by contractor and loaded to haul trucks and used to backfill areas of previous workings as progressive restoration. Waste mining rates at Oron are typically 6 to 7 Mm3 per annum.

o
Blasting of overburden is not always required at Rotem and free digging can be undertaken. Again, overburden is used for progressive restoration. Waste mining rates for Rotem are typically 14 to 15 Mm3 per annum.

o	Working areas are up to 80,000 m2 in surface area and several working areas are active at any one time.
•
Once overburden removal is complete, phosphate mining is undertaken sequentially in mining blocks as a series of strips. Bulldozers are used to work the phosphate by ripping 0.5 m high cuts. The ore is pushed into piles for loading by front end loaders into trucks. Typically, two bulldozers work simultaneously in one area. After the phosphate has been piled and loaded, the interburden is removed in the same manner.

Overburden, interburden and phosphate have different thicknesses at each mine and depending on the location within the mine. The mining method remains the same but how it is applied varies depending on the local conditions. Mining strategy is based on the grade of phosphate required at the plant, strip ratio and cost of production. Production is blended to supply the required phosphate grade. High-grade material is blended with lower grade material to extend the life of the high-grade material. Numerous areas are worked at one time to ensure consistent quality of the ore.

The existing production scenario used by the operation will continue until 2025, after which the operation will switch to the new production scenario. Based on this expected scenario, the life of mine of the ICL Rotem operation is as follows:

•
Rotem site: The life of mine at Rotem runs from 2025 to 2029 (inclusive) based on 1.3 Mt of reserves of low organic phosphate that will be mined in 2025 and 13.0 Mt of reserves of bituminous phosphate for production of fertilizers and white phosphoric acid, with an annual average mining rate of 2.6 Mt in the years 2025 – 2029. Reserves of bituminous phosphate are only reported for areas in which the total overburden required to be mined contains a maximum of around 20 % oil shale. Significant resources (62.6 Mt) of bituminous phosphate are present beneath an overburden containing higher amounts of oil shale and ICL Rotem plans further technical studies to assess the potential for mining and stockpiling this overburden.

•
Oron site: The life of mine at Oron runs from 2025 to 2040 (inclusive) based on 3.0 Mt of reserves of white phosphate rock, with an annual average mining rate of 0.2 Mt for the years 2025 – 2040, as well as 60.3 Mt of reserves of brown and low organic phosphate, of which 0.6 Mt will be mined in 2025 and 30 Mt in the years 2026-2040 at an annual average mining rate of 2 Mt. In the years 2030 – 2040, 29.7 Mt of brown phosphate rock will be transported to Rotem beneficiation plant for processing to produce additional green phosphoric acid and fertilizers at an annual average mining rate of 2.7 Mt.

•
Zin site: The life of mine at Zin runs from 2025 to 2040 (inclusive) based on reserves of 3.2 Mt of low organic phosphate for small-scale product sales (using minor mining equipment located inside the open pit without utilizing the Zin beneficiation plant). Additional resources (11.8 Mt) of low organic phosphate are available at Zin should these be required by ICL Rotem in the future.

According to the Mineral Reserves estimates as of December 31, 2024, ICL Rotem operation is not expected to significantly change until 2029 (inclusive), at which time ICL Rotem will reassess its production activity in light of market conditions and available alternatives, including the success of its efforts to increase the Mineral Reserves for its operations.

1.12	Processing and Recovery Methods

In the first stage, ore is processed at the beneficiation plants and involves crushing, screening and flotation. The beneficiation plants produce phosphate concentrate which is transported to the Rotem fertilizer and acid facility for further processing into acids and fertilizers. This chemical processing stage involves attacking the beneficiated ores with sulphuric acid to produce phosphoric acid and from that to produce fertilizer products and purified phosphoric acids.

Both stages and associated plants employ state of the art technologies, typical in the phosphate industry.

No significant changes are required to the processing plants for the new production scenario.

1.13	Infrastructure

Infrastructure associated with the ICL Rotem Property includes the Rotem, Oron and Zin open pit mines, beneficiation plants at Rotem and Oron and associated infrastructure, fertilizer and acid plants and associated infrastructure, rail line linking all three sites, rail load out facility at Tzefa and a power plant at Rotem. There is a well-maintained network of paved highways, rail services, excellent telecommunications facilities, national grid electricity and gas, and sufficient water supply.

1.14	Market Studies

ICL Rotem has used the previous two-year’s average prices of US$1,178 /t FOB for acid products and US$424 /t FOB for fertilizer products for estimation of Mineral Resources and Mineral Reserves. The previous two-year’s average price of US$114 /t FOB has been used for Mineral Reserves for phosphate rock from Zin.

1.15	Environmental Studies, Permitting, And Plans, Negotiations, Or Agreements With Local Individuals or Groups

ICL Rotem is governed by Israeli laws and environmental regulations, including those pertaining to corporate social responsibility, environmental protection, building codes, and the planning and management of resources for land, water, air and noise.

ICL Rotem has all the current required permits to conduct work on the Property and the Company believes that all required permits to continue production will be achieved. It is the QP’s opinion that ICL Rotem’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups. Permits held by ICL Rotem are sufficient to ensure that the operation is conducted within the Israeli regulatory framework. Closure provision is included in the life of mine cost model. There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

1.16	Capital and Operating Costs and Economic Analysis

The ICL Rotem Property is currently producing and there is no pre-production capital. Capital costs over the LOM total $2,047.3 million with an additional $55.7 million estimated for closure. Operating costs over the LOM total $8,844.5 million.

The economic analysis is based on Proven Mineral Reserves, economic assumptions, and capital and operating costs in the LOM schedule. The analysis has used a Discounted Cash Flow (DCF) method to estimate the projects return based on expected future revenues, costs, and investments. The DCF model was on a 100 % attributable basis and confirmed that the ICL Rotem Mineral Reserves are economically viable at the assumed commodity price forecast. The cash flow model showed an after-tax NPV, at 10 % discount rate of $530.4 million.

1.17	Interpretation and Conclusions

The QPs have reviewed the licensing, geology, exploration, Mineral Resources and Mineral Reserve estimation methods, mining, mineral processing, infrastructure requirements, environmental, permitting, social considerations and financial information.

The QPs consider the Mineral Resources for the Property have been prepared to industry best practice and conform to the resource categories defined by the SEC in S-K 1300.

The QPs consider the Mineral Reserves for the Property have been classified in accordance with the definitions for Mineral Reserves in S-K 1300.

1.18	Recommendations

The QPs make the following recommendations for the respective study areas:

1.18.1	Geology and Mineral Resources

•
Implement and monitor a robust QA/QC system which incorporates standards, duplicates and blank samples to document sampling and laboratory performance. Establish further geological standard samples of varying grades and send to external laboratories for comparison.

•
The QP recommends that a 3D block modelling approach should be considered by ICL Rotem for future Mineral Resource estimates. This would aid visualisation and communication of the resource model and integration with mine planning, scheduling and regular reconciliations with production data.

1.18.2	Mining and Ore Reserves

•	Undertake regular reconciliations of mining production data against the geological model.
•	Undertake regular reviews of dilution and mining recovery.

1.18.3	Mineral Processing

•	Continue R&D programmes to identify a metallurgical process route to produce white phosphoric acid from brown phosphate rock.
•	Continue R&D programmes to investigate potential reprocessing of tailings material, which contains on average approximately 17 % P2O5.
•	Continue R&D programmes to develop saleable products from the gypsum tailings.

1.18.4	Environmental Studies, Permitting and Social or Community Impact

•	Continue active engagement with local communities and stakeholders through formal and informal projects and outreach.
•
Continue to meet monthly with representatives from the Ministry of Energy and Infrastructures and the Parks Authority to review the active programmes, address any issues and look for areas for improvements.

•	Continue to work closely with Be’er Sheva University and the Parks Authority to review the status and benefits of ongoing restoration programmes and identify any areas for improvement.
•
Data and information pertaining to current plans to address environmental compliance and local individuals or groups should become more transparent and ICL Rotem should consider the requirement to disclose this information more clearly and separately from the overall corporate responsibility report and information disclosed on the ICL corporate website.

•
Whilst the ICL Rotem operation is in a constant state of progressive development and reclamation of depleted open pits, it is recommended that a Mine and Facility Closure Plan is developed in order to align with accepted international best practice.

2	INTRODUCTION

2.1	Terms of Reference and Purpose of the Report

This Technical Report Summary (TRS) on the Rotem mining operation, located in Israel was prepared and issued by Wardell Armstong International Limited (part of SLR Consulting Limited). The purpose of this TRS is to support the disclosure of the Rotem mining operation Mineral Resource and Mineral Reserve estimates as of December 31, 2024. This TRS conforms to the United States Securities and Exchange Commission’s (SEC) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (S-K 1300) and Item 601 (b)(96) Technical Report Summary.

ICL is a multi-national company that develops, produces and markets fertilizers, metals and special purpose chemical products. ICL shares are traded on the New York Stock Exchange (NYSE) and the Tel Aviv Stock Exchange (TASE). ICL has its headquarters in Tel Aviv, Israel. ICL owns a 100 % interest in the mineral rights for the Property through Rotem Amfert Negev Limited (ICL Rotem), a wholly owned subsidiary. From the 1950s, the Property was owned by the Israeli government as a state-owned enterprise under the holding company, Israel Chemicals Limited.

The Property consists of three large open pit phosphate mines at Rotem, Oron and Zin, located in the southern part of Israel in the Negev region and has a concession area of approximately 177.8 km2.

All three sites have associated beneficiation plants, which include crushing, grinding and flotation processing facilities. The beneficiation plants at Rotem and Oron are operating, while production at the Zin beneficiation plant was discontinued in 2020. Large-scale mining operations are undertaken at Oron and Rotem while small-scale mining is currently undertaken at Zin, involving a mobile crusher to crush and screen the phosphate rock before further processing at the Oron beneficiation plant.

At the Rotem site, additional processing facilities are present and process the phosphate concentrate from Rotem and Oron beneficiation plants to produce phosphoric acids and fertilizers. These facilities include two sulphuric acid plants, three green phosphoric acid plants, a white phosphoric acid plant, three superphosphate plants, two granular fertilizer plants, a Mono Kalium Phosphate (MKP) plant and a Pekacid plant. In 2024, a total of 5.8 Mt of phosphate ore was mined at the ICL Rotem operation and used to produce 154 kt of white phosphoric acid products, 503 kt of green phosphoric acid products, 1,024 kt of fertilizers and 100 kt of speciality fertilizers.

2.2	Qualified Persons or Firms and Site Visits

The Qualified Persons preparing this report are specialists in the fields of geology, exploration, Mineral Resource and Mineral Reserve estimation and classification, open pit mining, geotechnical, permitting, metallurgical testing, mineral processing, processing design, capital and operating cost estimation, and mineral economics.

WAI serves as the Qualified Firm for all sections of this Technical Report Summary in compliance with 17 CFR § 229.1302 (b)(1)(i) and (ii) qualified person definition.

WAI has provided the mineral industry with specialised geological, mining engineering, mineral processing, infrastructure, environmental and social, and project economics expertise since 1987. Initially as an independent company, but from 1999 as part of the Wardell Armstrong Group (WA) and from 2024 as part of SLR Consulting Limited. WAI’s experience is worldwide and has been developed in the industrial minerals and metalliferous mining sectors.

A site visit to the ICL Rotem Property was undertaken by Qualified Persons of WAI from October 24 to 25, 2022. Due to the state of war declared in Israel in 2024, a recent site visit was not undertaken by WAI. However, from September 15 to 16, 2024 a site visit was undertaken by Qualified Persons of Geo-Prospect (an Israel based consultancy) on behalf of WAI. The Rotem, Oron and Zin operations were visited by Geo-Prospect and their information and photos were provided to WAI for review. The site visit included a tour of the operations. At Rotem the following areas were inspected by Geo-Prospect:

•	Active mining areas including Area4/Zefa, Hatrurim, Tamar west & Tamar northwest and inspection of geological outcrops.
•	Review of overburden removal by contractor using excavator (free-digging) and dump trucks.
•	Mining of phosphate ore by bulldozers (ripping) and pushing into stockpiles for loading by excavators.
•	Review of geotechnical conditions of a final pit wall at Zefa area.
•	In-pit waste rock dumps and gypsum waste dumps.
•	Rotem beneficiation plant.
•	Tailings storage facilities (TSFs).
•	Rail loading facilities.
•	Truck maintenance workshops.
•	Technical services office.
•	Environmental reclamation area at Hatrurim.

At Oron the following areas were inspected by Geo-Prospect:

•
Active mining areas at Oron East (white phosphate and low organic phosphate) and inspection of geological outcrops. Review of planned future mining area of Oron North (brown phosphate) and inspection of geological outcrops.

•	Preparation of overburden removal site using drilling and blasting.
•	Overburden removal by contractor including loading by excavators into dump trucks.
•	Mining of phosphate ore using ripping by bulldozers and pushing into stockpiles for loading by excavators.
•	Contractor loading of phosphate ore by excavators into road trucks and haulage to Oron beneficiation plant.
•	Inspection of geotechnical conditions of final pit wall at Oron East.
•	In-pit waste dumps.
•	The Oron beneficiation plant.
•	Flotation tailings storage facilities at Savion and Alon.
•	Oron environmental reclamation areas.

Small-scale mining is currently being undertaken at Zin involving in pit crushing and screening and transportation of phosphate rock to Oron. In addition, the Zin beneficiation plant is not operational following discontinuation of processing operations at Zin in June 2020 and was not visited. The following areas at Zin were inspected by Geo-Prospect:

•	Small-scale mining activity at Hagor C area and stockpiles.
•	In pit mobile crusher.
•	Environmental reclamation area at Saraf area.

The Rotem fertilizer and acid facilities were not visited by Geo-Prospect. There have been no material changes to these facilities since the site visit by WAI on October 24 to 25, 2022. The findings of the site visit by Geo-Prospect were consistent with the QPs opinions on the ICL Rotem operation.

2.3	Sources of Information

This Technical Report Summary has been prepared by WAI for ICL. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to WAI at the time of preparation of this report.
•	Documentation for licensing and permitting, published government reports and public information as included in Section 24 (References) of this report and cited in this report.
•	Assumptions, conditions, and qualifications as set forth in this report.
•	Data, reports, and other information supplied by ICL and other third-party sources as listed below.

Discussions in relation to past and current operations at ICL Rotem were held by Geo-Prospect during the site visit and included discussions with ICL Rotem geologists, mining, mineral processing and environmental engineers. In addition, discussions were held with the following personnel:

•	Ms. Dganit Hagag, Integration Manager.
•	Mr. Simon Volin, Geology and Raw Material Manager.
•	Mr. Andrey Belyakov, Long Range Mine Planning Engineer.
•	Mr. David Genon, Short and Mid-Range Mine Planning Engineer.

The third-party sources providing information in support of this report are Geo-Prospect (Israel).

2.4	Previously Filed Technical Report Summary Reports

A TRS was prepared by WAI, on behalf of ICL and was titled “S-K 1300 Technical Report Summary, Boulby (UK), Cabanasses and Vilafruns (Spain), Rotem (Israel), Dead Sea Works (Israel), and Haikou (China) Properties” and was dated February 22, 2022. The purpose of the TRS was to support the disclosure of Mineral Resources and Mineral Reserves on the Properties as of December 31, 2021, in the yearly reporting on Form 20-F filed with the SEC. The TRS was the first filing of a Technical Report Summary on the Property. This report supersedes information in the previously filed TRS pertaining to the Rotem mining operation.

2.5	Forward-Looking Statements

This Technical Report Summary contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate”, "strive", "forecast", "targets" and “potential,” among others. In making such forward looking statements, the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, has been relied on.

Such forward-looking statements include, but are not limited to, statements regarding ICL’s intent, belief or current expectations. Forward-looking statements are based on ICL management’s beliefs and assumptions and on information currently available. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; disruptions at seaport shipping facilities or regulatory restrictions affecting ability to export products overseas; changes in exchange rates or prices compared to those currently being experienced; general market, political or economic conditions; price increases or shortages with respect to principal raw materials; pandemics may create disruptions, impacting sales, operations, supply chain and customers; delays in termination of engagements with contractors and/or governmental obligations; labor disputes, slowdowns and strikes involving employees; pension and health insurance liabilities; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; information technology systems or breaches of data security, or service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from cost reduction programs according to the expected timetable; inability to access capital markets on favourable terms; cyclicality of our businesses; ICL is exposed to risks relating to its current and future activity in emerging markets; changes in demand for fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond its control; ability to secure approvals and permits from authorities to continue mining operations; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure safety of workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability; including the current state of war declared in Israel and any resulting disruptions to supply and production chains; filing of class actions and derivative actions against ICL, its executives and Board members; closing of transactions, mergers and acquisitions; and other risk factors discussed in “Item 3 – Key Information— D. Risk Factors” in ICL’s 2024 Annual Report on Form 20-F.

Forward looking statements speak only as of the date they are made, and, except as otherwise required by law, ICL does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risk and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

2.6	Units and Abbreviations

All units of measurement used in this Technical Report are reported in the Système Internationale d’Unités (SI), as utilised by international mining industries, including: metric tonnes (tonnes, t), million metric tonnes (Mt), kilograms (kg) and grams (g) for weight; kilometres (km), metres (m), centimetres (cm) or millimetres (mm) for distance; cubic metres (m3), litres (l), millilitres (ml) or cubic centimetres (cm3) for volume, square metres (m2), acres, square kilometres (km2) or hectares (ha) for area, and tonnes per cubic metre (t/m3) for density.  Elevations are given in metres above sea level (masl).

Unless stated otherwise, all currency amounts are stated in United States dollars (US$ or $). New Israeli Shekels (NIS) have been converted to United States dollars at an exchange rate of $ 1.00 equals NIS 3.58. The units of measure presented in this report are metric units. Grade of the main element (P2O5) is reported in percentage (%). Tonnage is reported as metric tonnes (t), unless otherwise specified.

Abbreviations used in this report are summarised below:

Acronym / Abbreviation	Definition
°C	Degrees Celsius
2D	Two-dimensional
3D	Three-dimensional
AA	Atomic Absorption
AAS	Atomic Absorption Spectrometry
ADT	Articulated Dump Truck (mining class of truck)
AGI	American Geologic Institute
AI	Acid Insoluble assays
Al2O3	Aluminium Oxide
ANFO	Ammonium Nitrate Fuel Oil (bulk explosive)
BAT	Best Available Technology or Best Available Techniques
BCM or bcm	Bank Cubic Meter
bhp	Brake Horse Power
BOT	Build-Operate-Transfer
Ca2+	Calcium ions
CaCl2	Calcium chloride
CaO	Calcium Oxide
Cd	Cadmium
CEMS	Constant Emissions Monitoring Systems
CO2	Carbon dioxide
COG	Cut-off Grade
CORS	Continuously Operating Reference Station
CRM	Certified Reference Materials
DAP	Diammonium Phosphate
Datamine	3D geological modelling, mine design and production planning software
EA	Environmental Assessment
EDA	Exploratory data analysis
EHS&S	Environment, Health, Safety and Sustainability
EIA	Environmental Impact Assessment
EIS	Environmental Impact Statement
EMS	Environmental Management System
EPR	Environmental Permitting Regulations
ESG	Economic and environmental, Social, Governance
ESIA	Environmental and Social Impact Assessment
F	Florine
Fe	Iron
Fe2O3	Iron Oxide or ferric oxide
FOB	Free on Board / Freight on Board
FS	Feasibility Study
GHG	Greenhouse Gas
GIS	Geographical Information Services
GPS	Global Positioning System
GRI	Global Reporting Initiative
GSSP	Granular Single Superphosphate
GTSP	Granular Triple Superphosphate
GWh	Gigawatt hour
H&S	Health and Safety

Acronym / Abbreviation	Definition
Ha	Hectare (10,000m2)
HFO	Heavy Fuel Oil
HNO3	Nitric acid
HQ	63.5 mm diameter drill core
hr	Hour/s
ICL Rotem	ICL Rotem (Rotem, Oron and Zin mines, processing plants and logistics facilities)
ICL	ICL Group Ltd.
ID	Identification (number or reference)
IEC	Israeli National Grid
ILA	Israel Lands Administration
IPPC	Integrated Pollution Prevention Control
K	Potassium
K2O	Potassium oxide
kV	Kilovolt
kW	Kilowatt
kWh	Kilowatt hour
kWh/t	Kilowatt hour per tonne
LFO	Light Fuel Oil
LIMS	Laboratory Information Management System
LOM	Life of Mine
LTA	Lost Time Analysis
M	Million(s)
Ma	Million years ago
MAP	Mono Ammonium Phosphate
MAPGIS	GIS Mapping Software
mbsl	Metres below sea level
MGA	Merchant Grade Acid
MgCl2	Magnesium chloride
MgO	Magnesium Oxide
MKP	Mono Ammonium Phosphate + Potash
MOP	Muriate of potash
MPK	Water-soluble Fertilizer
MRMR	Mining Rock Mass Rating
Mtpa	Million tonnes per annum
MW	Megawatt
MWh	Megawatt hour
NaCl	Sodium Chloride (salt)
NEGEV	Negev Energy Ashalim Thermo-Solar Ltd. (Israeli Natural Gas Grid Supplier)
NPS	Mono Ammonium Phosphate+ Sulphur
NQ	47.6 mm diameter drill core
OEE	Overall Equipment Effectiveness
P2O5	Phosphorus pentoxide
Pa	Pascal (measurement of vacuum gas pressure)
PFS	Prefeasibility Study
ppm	parts per million
QA/QC	Quality Assurance and Quality Control
QMS	Quality Management System
QP	Qualified Person
RAB	Rotary Air Blast
RMR	Rock Mass Rating
ROM	Run of Mine
rpm	revolutions per minute
SEC	U.S. Securities and Exchange Commission
SiO2	Silicon Dioxide
SLR	SLR Consulting Limited
SRM	Standard Reference Materials
SSP	Single Superphosphate
t	Tonne metric unit of mass (1,000kg or 2,204.6 lb)
t/a or tpa	Tonnes per annum
t/d or tpd	Tonnes per day
t/h or tph	Tonnes per hour
TSF	Tailings Storage Facility
TOC	Total Organic Carbon
TRS	(S-K 1300) Technical Report Summary
TSP	Triple Super Phosphate
UTM	Universal Transverse Mercator
Vulcan	3D geological modelling, mine design and production planning software
WAI	Wardell Armstrong International
XRD	X-ray powder Diffraction
XRF	X-ray powder Fluorescence

3	PROPERTY DESCRIPTION

The Rotem mining operation is located in the Negev desert in southern Israel. The region's largest city and administrative capital is Be’er Sheva and is located to the northwest of the ICL Rotem operations. The Property includes the Rotem, Oron and Zin open pit mines and associated processing facilities, transportation facilities (including rail) and loading facilities at the Mediterranean port of Ashdod and the Red Sea port of Eilat. The Property has a concession area of approximately 177.8 km2. ICL Rotem’s head office is in Be’er Sheva.

The Rotem operation is located approximately 16 km east of the town of Dimona and is centred on latitude 31°04’00”N and longitude 35°11’50”E. The Oron and Zin operations are located approximately 13 km and 23 km southeast of the town of Yeruham, respectively. The Oron operation is centred on latitude 30°54’00”N and longitude 35°00’59”E. The Zin operation is centred on latitude 30°50’35”N and longitude 35°05’22”E.

The location of Rotem, Oron and Zin is shown in Figure 3.1.

Figure 3.1:  Location of Rotem, Oron and Zin, Israel

3.1	Tenure

The ICL Rotem operations are conducted in accordance with phosphate mining concessions, which are granted as required by the Ministry of Energy and Infrastructures, by the Supervisor of Mines, as well as mining authorizations issued by the Israel Lands Authority. The concessions relate to quarries (phosphate rock), whereas the authorisations cover use of land as active mining areas.

In December 2024, ICL Rotem was granted a new mining concession for a period of 20 years, effective January 1, 2025, until December 31, 2044, and only as long as mining can be conducted on a commercially viable basis following a competitive process that was held by the Israeli Ministry of Energy and Infrastructures (the “New Concession”). The New Concession which covers an area of 177.8 km2, replaces Rotem’s previous concession, which was valid until the end of 2024 and includes the Rotem Field (including Hatrurim), the Zafir Field (Oron and Zin) as well as an area of approximately 0.31 km2 (76.6 acres) to the north of Oron (“North Oron”). ICL Rotem has also been granted an exploration license for all the phosphate sites in the New Concession.

Mining and quarrying activities require a zoning approval of the site based on a plan in accordance with the Israeli Planning and Building Law (1965). Such plans are updated as needed. As of the reporting date, there are various requests at different stages of deliberations pending for consideration by the planning authorities.

In 2016, the Southern District Committee for Planning and Construction approved a detailed site plan for mining phosphates in the Zin-Oron area (hereinafter – the Plan). The Plan, which covers an area of about 350 km2, will permit the continued mining of phosphate in the Zin valley and in the Oron valley for a period of 25 years or until the exhaustion of the raw material – whichever occurs first, with the possibility of an extension (under the authority of the District Planning Board). In addition, as part of the Plan, ICL Rotem is in the final stage of approving a specific mining plan for the North Oron area.

An additional area, where ICL Rotem is working to promote a plan for phosphate mining, is the Barir Field, located to the northwest of Rotem. Currently no concession exists for this area. There is no certainty regarding the timelines for the submission of the plan, its approval, or further developments with respect to the Barir Field site.

The extents of the new mining concession are shown in Figure 3.2.

Hatrurim
Rotem
Oron
Zin
34.800°E
34.900°E
35.000°E
35.100°E
35.200°E
35.300°E
35.400°E
35.500°E
31.200°N
31.100°N
31.000°N
30.900°N
30.800°N
30.700°N
0
7.5

Figure 3.2: ICL Rotem New Mining Concession

3.2	Agreements

ICL Rotem has one lease agreement in effect until 2041, as well as two additional lease agreements for the Zin plant which expired in 2024, for which ICL Rotem is working on a renewal with the Israel Land Authority – Southern Region, and for the Oron plant, which expired in 2017. Regarding the Oron plant, the Company has an agreement in principle with the Israel Land Authority – Southern Region regarding the expected issuance of a lease agreement until the end of 2025. Following the receipt of the New Concession, the Company expects renewed lease agreements to be issued for a period that coincides with the New Concession.

3.3	Royalties

As part of the terms of the concessions in respect of mining of phosphate, ICL Rotem is required to pay the State of Israel royalties based on a calculation as stipulated in the Israeli Mines Ordinance.

In accordance with the Mines Ordinance (Third Addendum A), the royalty rate for production of phosphate is 5 % of the value of the quarried material.

Under the terms of the concessions and in order to continue to hold the concession rights, ICL Rotem is required to comply with additional reporting requirements, in addition to the payment of royalties.

3.4	Environmental Liabilities and Permitting Requirements

3.4.1	Mining Concession and Licenses

The New Concession replaced ICL Rotem’s current mining concession, which was valid until the end of 2024. As in the prior concession, the Company undertook, among other things, to assure that Rotem meets its existing obligations to rehabilitate its mining and plants areas according to outlines requirements attached to the New Concession, supported by a bank guarantee in the amount of about $16 million.

Recently a petition was filed with Israel’s Supreme Court in connection with the New Concession against the competitive bidding process and the disclosure certificate issued to the Company in connection with this process. Along with the petition, a preliminary request was filed with the Supreme Court for an interim order to freeze the granting of the concession to ICL Rotem until the Supreme Court’s final decision. The Supreme Court rejected the preliminary request stating that there is no basis for issuing an interim order. A hearing on the petition is scheduled for May 2025.

3.4.2	Emission Permit

In January 2024, a new emission permit was issued to ICL Rotem under the Israeli Clean Air Act (hereinafter – the Law) valid until January 2031. The Company is in active discussions with Israel’s Ministry of Environmental Protection (MEP) to assure adherence to all conditions outlined in the permit, including those specified in an administrative order under Section 45 of the Law, and to achieve satisfactory resolutions to notable timeline execution challenges for a limited number of projects.

3.4.3	Phosphogypsum Storage

In 2021, a new Urban Building Plan was approved (the 2021 plan), the main objectives of which are to regulate areas for phosphogypsum storage reservoirs. Due to the ambiguity of the guidelines regarding the calculation of building permit fees, the Company signed a settlement agreement with Tamar Regional Council in August 2023, which had no material impact on the Company’s financial results.

Regarding the phosphogypsum waste ponds, under the 2021 plan, Pond 5, which has been operational since 2018, is permitted for use until the end of its expected operational life (currently expected in 2026). The District Committee for Planning and Construction (the Committee) has approved the submission of a plan to reuse Pond 4 under certain conditions as a replacement for Pond 5 upon the end of its operational life. However, objections were filed by certain Israeli authorities and private parties. In January 2025, the Committee held a hearing requesting additional information, including from the Company, before proceeding with deliberations. The Company believes that it is more likely than not that a solution for phosphogypsum waste treatment will be found.

3.4.4	An Application for a Class Action (Zin)

In 2020, an application for a class action was filed in the Be'er Sheva District Court in Israel against the Company, the Company's subsidiary, ICL Rotem, and certain of the Company's present and past officeholders, by a number of local residents in the Arava region in the south of Israel (hereinafter – the Applicants). The Applicants claim that discharge, leakage and seepage of wastewater from ICL's Zin site allegedly caused various environmental hazards to the Zin stream, which resulted in damage to various groups in Israel’s population, including: the Israeli public as the Zin stream property owners; those who avoided visiting Zin stream due to the environmental hazards; visitors of Zin stream who were exposed to the aforementioned hazards and the residents of the area near Zin stream who were affected by the hazards. Accordingly, the Applicants request several remedies, including restitution and compensation for the damage that they claim was caused to the various groups in a minimum amount of NIS 3 billion (approximately $933 million), the majority of which relates to compensation for claimed consequential damages.

In November 2022, the parties signed a procedural arrangement to resort to a mediation process in an attempt to settle the dispute outside of court. The Nature and Parks Authority (hereafter - NPA), which was not a party to the original application, also signed the agreement, and by virtue of it, it joined the mediation process. As a result, all proceedings before the court, including requests for temporary relief, were suspended. As part of the procedural arrangement, the transfer of approximately 3 million NIS from the Company to NPA was made for funding NPA’s rescue operations of palm trees at Neot Zin and Akrabim.

The Company rejects all the said allegations. Considering the preliminary stage of the proceeding and the lack of precedents for such cases in Israel, including the related insurance aspects, and in light of the transition to a mediation procedure, it is difficult to estimate its outcome. No provision has been recorded in the Company's financial statements.

3.4.5	An Application for a Class Action (Bokek)

In 2018, an application for certification of a claim as a class action was filed with the Be’er Sheva District Court by two groups: the first class constituting the entire public of the State of Israel and the second-class constituting visitors to the Bokek stream and the Dead Sea (hereinafter – the Applicants), against the Company’s subsidiaries, ICL Rotem and Periclase Dead Sea Ltd. (hereinafter – the Respondents).

According to the claim, the Respondents have allegedly caused continuous, severe and extreme environmental hazards through pollution of the “Judea group – Zafit formation” groundwater aquifer (hereinafter – the Aquifer) and the Ein Bokek spring with industrial wastewater, and, in doing so, the Respondents have violated various provisions of property law and environmental protection law, including the provisions of the Law for Prevention of Environmental Hazards and the Water Law, as well as violations relating to the Torts Ordinance – breach of statutory duty, negligence and unjust profits. The leakage began in the 1970’s during which time the Company was government-owned and ended by 2000.

As a result, the Court was requested to order the Respondents to eliminate the proprietary violation in reference to the Aquifer and Bokek stream by restoration thereof and to pay the public compensation in an estimated amount of NIS 1.4 billion (about $435 million).

In April 2022, the Be'er Sheva District Court dismissed in limine the application due to the statute of limitations and property rights. In October 2023, Israel's Supreme Court rendered its ruling in the appeal, dismissing the plaintiffs claim regarding property rights, and therefore dismissing the application for certification of the entire public of the State of Israel, yet accepted the appeal with regards to the statute of limitations claim, and ruled that application for certification is approved regarding a limited class constituting visitors to the Bokek stream. In accordance therewith, the application for certification limited so such group will be reviewed by the District Court.

With the renewal of the proceedings in the District Court, the plaintiffs filled a request for interim relief regarding the restoration of the Bokek stream to which the Court ordered the State to respond. In September 2024, the State filed its response to the motions for temporary relief measures. According to the response, a distinction must be made between the question of responsibility and the question of how the remedies for formulating the rehabilitation solutions are being carried out, with the latter not being under the Court’s jurisdiction but rather in the hands of the State’s certified parties. Regarding the question of responsibility, the State supports the plaintiff’s position.

In addition, in September 2024, the parties reached a deliberative arrangement by which the parties will pursue an agreed mechanism for the improvement of the water flow in the reserve. In addition, it was determined that evidence hearings will be held from May to July 2025.

Since the judgement of the Supreme Court mainly addressed preliminary questions, without discussion of the Respondent's responsibility and the amount of the damage, and even explicitly stated that certain questions remained open in the judgment of the District Court and were not decided by the Supreme Court, it is difficult to estimate the proceeding’s outcome. No provision has been recorded in the Company's financial statements.

3.5	QP Opinion

A summary of the valid environmental permits obtained by ICL Rotem and related obligations are detailed in Section 17 (Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups). WAI is not aware of any other environmental liabilities on the Property.

ICL Rotem has all the current required permits to conduct work on the Property and the Company believes that all required permits to continue production will be achieved. WAI is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform work on the Property.

4	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1	Accessibility

The ICL Rotem Property is located in the Negev desert in the Southern Region of Israel of which the largest city and administrative capital, Be’er Sheva is located in the north and is easily accessed by road from the Mediterranean coast (approximately 100 km south of Tel Aviv). At its southern end is the Red Sea port of Eilat. The region contains several development towns, including Dimona, Arad and Mitzpe Ramon, as well as a number of small Bedouin towns, including Rahat and Tel as-Sabi and Lakyah. The region has a high-quality road network from which the ICL Rotem Property is accessed.

Rotem is approximately 54 km from Be’er Sheva and is accessed by road via Highways 40 and 25 and then Route 258. The Red Sea port of Eilat is approximately 170 km south of Rotem and is accessible by road via Highways 90 or 40.

Oron is located approximately 30 km southwest of Rotem and is linked to Rotem via Route 206 which joins Highway 25. Alternatively, Oron can be accessed when travelling south from Be’er Sheva on Highway 40 and via Route 224 which passes through Yeruham before joining Routes 225 and 206. Zin is located 10 km east of Oron and is accessed by Route 227 which joins to Route 226 to the north of Oron. In addition, there is an internal private haul road that links Oron to Zin.

All three operations are linked by an internal rail line that also connects Mishor Rotem to the Mediterranean port of Ashdod (approximately 150 km) and is used for transporting products and raw materials. The rail line is also used by the ICL Dead Sea operation where an 18 km conveyor belt connects the Dead Sea Works to the railhead at Tzefa.

4.2	Climate

The ICL Rotem Property is located in the Negev desert which has a typical arid climate and is dry and warm all year round. The summer season lasts from May through to September with average high and low temperatures in July of 34 °C and 22 °C, respectively. The winter season lasts from November through to February with average high and low temperatures in January of 17 °C and 9 °C, respectively. Rainfall is highly variable year on year with average totals of around 130 mm with most rainfall occurring during the winter months.

4.3	Local Resources

The ICL Rotem operation has a long history of mining activity and there is an established in-country network of mining suppliers and contractors. There is sufficient and experienced work force available due to the proximity of Be’er Sheva, a municipality of approximately 210,000 inhabitants. There is an extensive network of highways, rail links, telecommunications facilities, national grid electricity, gas and water.

4.4	Infrastructure

Infrastructure associated with the ICL Rotem Property includes:

•	Open pit mines at Rotem, Oron and Zin.
•	Rotem and Oron Beneficiation plants (Zin plant is non-operational).
•	Fertilizer and acid processing facilities (Rotem).
•	Run of Mine (ROM) conveyor/crusher systems.
•	Stockpiles.
•	Waste dumps.
•	Tailings Storage Facilities (TSFs) including flotation TSFs and gypsum TSFs.
•	Rail transportation facilities and load outs.
•	Road haulage facilities and load outs. Includes road haulage of around 1 Mtpa of phosphate concentrate from Oron to Rotem by 40 t road-going rigid trucks and trailers operated by ICL Tovala.
•	Railhead at Tzefa.
•	Power:
o	Rotem - electricity generated from sulphuric acid plants; supply from national electricity grid; and gas combustion from national gas network (replacing previous oil shale combustion).
o	Oron and Zin – supplied by national electricity grid.
•	Process and potable water sources – supplied by national water network.
•	Truckstops and truck washes.
•	Stores and workshops.
•	Mine offices and change houses.
•	Administration offices.
•	Cafeterias.
•	Medical services facilities.
•	Sample preparation facility (Oron).
•	Analytical laboratory (Rotem).
•	Research and development facility.
•	Explosive magazines.
•	Port facilities and storage at Ashdod and Eilat (including rail load out at Ashdod).
•	Sulphur dispatch facility (5 km from Ashdod).

The QP is of the opinion that there is sufficient land, water, power, transport facilities and personnel availability to support the declaration of Mineral Resources, Mineral Reserves and the proposed life of mine plan.

4.5	Physiography, Vegetation and Fauna

The Negev region covers more than half of Israel, some 13,000 km² of the country's land area. It forms an inverted triangle shape whose western side is contiguous with the desert of the Sinai Peninsula, and whose eastern border is the Arabah valley. The Negev has a number of interesting cultural and geological features including three large craterlike makhteshim (box canyons), which are unique to the region.

The Negev is a melange of brown, rocky mountains interrupted by wadis (dry riverbeds that bloom briefly after rain) and deep craters. The topography is characterised by rocky desert, interrupted by wadis and rocky slopes. The central Negev is characterised by impervious soil, known as loess, resulting in limited penetration of water and high levels of soil erosion and water runoff. The high plateau area of Ramat HaNegev (The Negev Heights) stands between 370 and 520 masl.

Vegetation in the Negev is sparse, but certain trees and plants thrive there, among them Acacia, Pistacia, Retama, Urginea maritima and Thymelaea. Hyphaene thebaica or doum palm can be found in the Southern Negev.

The Negev is home to the caracal, the striped hyena, the Arabian wolf, the golden jackal and the marbled polecat. The Arabah Mountain gazelle survives with a few individuals in the Negev. The dorcas gazelle is more numerous with some 1,000 – 1,500 individuals and the Nubian ibex live in the Negev Highlands and in the Eilat Mountains. The Negev shrew is a species of mammal of the family Soricidae that is found only in Israel. A population of the critically endangered Kleinmann's tortoise (formerly known as the Negev tortoise) survives in the sands of the western and central Negev Desert. Animals that were reintroduced after their extinction in the wild or localised extinction respectively are the Arabian oryx and the Persian fallow deer.

5	HISTORY

5.1	Ownership, Development and Exploration History

In 1952, Negev Phosphate Corporation was founded at Oron for the purpose of mining phosphate rock. In 1966, another company was formed, Arad Chemical Industries, which specialized in the production of phosphoric acid. Both companies were owned by the Israeli government, which formed a new holding company, Israel Chemicals Limited.

In 1975, Israel Chemicals Ltd merged Negev Phosphate Corporation and Arad Chemical Industries into a single company under the Negev Phosphate name. Following this, Israel Chemicals Ltd created a new subsidiary company at Mishor Rotem and was called Rotem Fertilizer Corporation, which began production of fertilizers and phosphoric acid. In 1977, the Zin mine and beneficiation plant were constructed.

In 1982, Israel Chemicals Limited acquired Amsterdam Fertilizers (Amfert) increasing its presence in the European fertilizer market. In 1989, Amfert was merged with Rotem Fertilizer Corporation under the name Rotem Amfert Group. In 1991, Negev Phosphate Corporation and Rotem Amfert Group were merged under the name Rotem Amfert Negev Limited and thereby combining all Israel Chemicals Limited’s phosphate production in the Negev desert.

In 1992, shares in Israel Chemicals Limited were publicly listed on the Tel Aviv Stock Exchange with the Israeli government keeping majority holding. In 1995, the Israeli government floated additional shares and reduced its holding to below 50%. Following this, 25 % of Israel Chemicals Limited was purchased by Israel Corporation (part of the Eisenberg Group) before increasing its share over the following years.

In 1999, the Israeli government completed the privatization of the company and placed its remaining holding in the company on the Tel Aviv Stock Exchange. Thereby, Israel Corporation increased its share to 52%. Later in 1999, Israel Chemicals Limited came under new ownership when Ofer Brothers Group, the largest privately owned company in Israel, acquired a controlling stake in Israel Corporation for $330 million.

In 2001, the company combined management of Rotem Amfert Negev and Dead Sea Works (DSW) creating ICL Fertilizers division. In 2014, ICL listed on the New York Stock Exchange.

Historically, drilling has been the main method of exploration used by ICL Rotem and is further discussed in Section 7 (Exploration).

5.2	Production History

5.2.1	Rotem Beneficiation Plant

The Rotem mine and beneficiation plant were constructed in the mid-1970s. The plant uses conventional flotation processing to produce phosphate concentrates for further processing at the Rotem acid and fertilizer facilities. Production is split between phosphate rock used for fertilizers and phosphate rock for acids. A summary of the Rotem beneficiation plant production for the previous 5 years is shown in Table 5.1.

Table 5.1: Rotem Beneficiation Plant Production (Previous 5 Years)
Rock for Fertilizer
	Feed		Concentrate
Year	Tonnes	Grade P2O5 (%)	Tonnes	Grade P2O5 (%)
2020	793,914	29.35	507,559	31.4
2021	972,694	29.68	542,993	31.3
2022	879,456	29.71	555,348	31.2
2023	865,857	29.66	549,601	31.2
2024	843,120	29.49	547,913	30.9
Rock for Phosphoric Acid
	Feed		Concentrate
Year	Tonnes	Grade P2O5 (%)	Tonnes	Grade P2O5 (%)
2020	1,731,353	30.30	886,882	31.74
2021	1,707,717	29.98	879,629	31.65
2022	1,503,100	28.87	726,173	31.57
2023	1,705,263	27.69	880,955	30.71
2024	1,386,475	28.15	859,137	30.06

5.2.2	Oron Beneficiation Plant

The current Oron beneficiation plant was constructed in 1992 and uses conventional flotation processing to produce around 1 Mtpa of phosphate concentrate for further processing at the Rotem acid and fertilizer facilities. A summary of the Oron beneficiation plant production for the previous 5 years is shown in Table 5.2.

Table 5.2: Oron Beneficiation Plant Production (Previous 5 Years)
	Feed		Concentrate
Year	Tonnes	Grade P2O5 (%)	Tonnes	Grade P2O5 (%)
2020	2,413,758	23.50	1,110,677	31.30
2021	2,509,017	23.19	1,103,334	31.31
2022	2,358,437	22.61	975,639	31.04
2023	2,358,528	22.65	966,847	30.50
2024	2,479,447	22.70	1,057,736	30.48

5.2.3	Zin Beneficiation Plant

The Zin mine and beneficiation plant were constructed in 1977. The Zin beneficiation plant used conventional flotation processing and was designed to process 4.6 Mtpa of phosphate rock on two parallel lines and produce approximately 2.2 Mtpa of phosphate concentrate. About 1.7 Mtpa tonnes of this was fed to a calcination plant to produce about 1.2 Mtpa of calcined phosphate rock. Following cessation of the calcination plant, the Zin beneficiation plant operated a simplified single line process and processed approximately 2.8 Mtpa of ore and produced around 1.3 Mtpa of phosphate concentrate. Phosphate rock from both Zin and Oron mines were processed at the Zin beneficiation plant but were processed in campaigns and not mixed. Operations at the Zin beneficiation plant were discontinued in 2020.

5.2.4	Rotem Fertilizer and Acid Production

The Rotem fertilizer and acid facilities were constructed in the late 1970s with additional facilities added, including the No.31 Plant (isothermal process acid plant) constructed in 1996. Phosphate concentrates from Rotem and Oron are currently used to produce fertilizer and phosphoric acids at the Rotem facility. Products include green phosphoric acid, white phosphoric acid (technical grade and food grade), speciality fertilizers and fertilizers. A summary of the Rotem fertilizer and acid production for the previous 5 years is shown in Table 5.3.

Table 5.3: Rotem Fertilizer and Acid Production (Previous 5 Years)
Year	Phosphate Rock* (kt)	Green Phosphoric Acid (kt)	White Phosphoric Acid (kt)	Speciality Fertilizers (kt)	Fertilizers (kt)
2020	3,090	544	171	70	920
2021	2,431	531	168	72	1,082
2022	2,170	508	176	95	1,044
2023	2,309	520	150	78	1,033
2024	2,375	503	154	100	1,024
* Figures relate to phosphate concentrate produced by the beneficiation plants 2020 includes production from Zin prior to cessation of operations

6	GEOLOGICAL SETTING, MINERALIZATION AND DEPOSIT

6.1	Regional Geology

The Negev phosphate deposits are part of a major belt of stratiform sedimentary phosphate deposits that stretch from Morocco and North Africa to Israel, Jordan, Syria and eastern Turkey. These deposits have strong geological similarities and account for some 30 % of the world’s supply of phosphate rock (USGS, 2024). The deposits formed during the Campanian (83.5 to 71.3 Ma) of the Upper Cretaceous in the Tethys Sea, of which, the present Mediterranean is a relic (Bartov and Steinitz, 1977).

Phosphorite deposition in Israel coincides with tectonic activity that led to the formation of the Syrian Arc system (Figure 6.1), active from the Late Cretaceous to the Early Eocene, forming structural highs and lows of anticlinal ridges and synclinal basins that result in large lateral changes in thickness and facies. In the Negev, phosphate deposition is concentrated in synclines of the Syrian Arc, whereas the anticlines are less phosphatic and more chert rich (Soudry et al., 2006).

Figure 6.1: Syrian Arc Fold Belt (Modified from Abed, 2013)

6.2	Local and Property Geology

The ICL Rotem phosphate deposits have been proved over extensive strike distances (Rotem 10 km, Oron 16 km, Zin 22 km) and width (4 km). The deposits are gently dipping to the northwest or sub-horizontal. The location of phosphate deposits in the Negev is shown in Figure 6.2.

35°E
Qannaim
Beersheba
Arad
Zohar
Dead Sea
Hatrurim
Dimona
Zefa-Efe
Dimona
Rotem
31°N
Yamin
31°
Qatan
Oron
Jordanian/Negev
Zin
Ofarim
Zin Valley
Oharot
Yahav
N
0
20
km
Negarot
Zin Meishar
Loz
Major deposits
Minor deposits
Anticlines
Menuha
35°

Figure 6.2: Map of Phosphate Deposits in the Negev (Modified from Bartov et al., 1980)

At Rotem, Oron and Zin, the phosphate seams are overlain by overburden consisting of a layer of Miocene-Recent alluvium and conglomerates, followed by a thick layer of Maastrichtian marl and/or oil shale with a phosphatic-limestone caprock layer below. The thickness of the overburden is generally 10 - 50 m but can reach 70 m. The caprock is a consistent marker horizon that defines the contact with the phosphate rock. Three main phosphate seams are present at Rotem and Oron, while at Zin up to five are present. The seams are typically 1 - 4 m in thickness. Bands of interburden up to 1 m thick are found between the seams and include chert, marl and limestone. Both the caprock and interburden can contain phosphate although this is generally of lower grade and considered non-economic. The phosphate deposits are underlain by a sequence of marls, limestone and chert.

Each of the phosphate fields has a similar stratigraphy and geological setting with phosphate preserved as relatively narrow elongated bodies along the margins and within the axes of two northeast-southwest trending asymmetrical synclines or monoclines. Oron and Rotem lie within a single syncline to the northwest of the Zin syncline. Faulting is rare, with throws usually of less than a few metres, although phosphate is sometimes preserved in down-faulted graben remote from the main synclinal axes.

The phosphate sequence is simplest at Rotem, where a principal phosphate horizon is developed above a sequence of marls, limestone, chert and porcelanite, that are underlain by inter chert ‘Phosphate 1’ (Figure 6.3 and Figure 6.4).  At Oron, the principal phosphate horizon has split into three units that are inter-bedded with marl and limestone (Figure 6.5 and Figure 6.6).  At Zin, the principal phosphate horizon is split into five horizons, inter-bedded with marl and limestone. A phosphate layer is also developed within the underlying marl-limestone-chert-porcelanite and a basal phosphate is developed on the Main Chert pavement (Figure 6.7 and Figure 6.8).

In the Negev deposits, the phosphate interburden frequently thins towards the syncline margins, suggesting that they were active during the time of phosphate deposition. At Zin, the extensive inter-digitation of phosphate with marl indicates the approach to the centre of the depositional basin. It is in the centre of the depositional basin where the bituminous phosphate is most developed.

The phosphate beds are visually identifiable in the field and mining is controlled visually. The caprock forms a hard hanging wall and the marl-limestone-chert sequence a hard well-defined footwall.  Seams as thin as 0.5 m can be selectively mined. Dilution, mainly the result of the inter-bedded marl within the principal phosphate horizon, is controllable and can be readily separated by screening. Dilution often has appreciable phosphate content.

The phosphate bearing seams or transitional/interburden units are expressed using a code that reflects their position in the stratigraphic column. For instance, Interburden 2 - 3 lies between main Interburdens 2 and 3. Similarly, intermediate Phosphate seam 3 - 4 lies between main Phosphate 3 and 4.

Figure 6.3: Rotem Stratigraphic Column

Figure 6.4: Rotem Pit Wall Exposure with Stratigraphic Units Labelled

Figure 6.5: Oron Stratigraphic Column

Figure 6.6: Oron Pit Wall Exposure with Stratigraphic Units Labelled

Figure 6.7: Zin Stratigraphic Column

Figure 6.8: Zin Phosphate Exposure from Hagor C Area

6.3	Mineralization

Phosphate occurs as the mineral carbonate-fluorapatite or francolite. The Negev phosphates are classified for mining and processing by ICL Rotem mainly according to the organic matter content (originally microorganisms and algae), as follows:

•	White <0.25 % organic matter.
•	Low organic: 0.25-0.35 % organic matter.
•	High organic and Brown: >0.35-.1.0% organic matter.
•	Bituminous: >1.0% organic matter.

In addition, the levels of contaminants are also considered prior to mining and processing. The chlorine content of phosphate rock should not exceed 0.05 %Cl for use in manufacturing phosphoric acid. High Cl contents in the Negev phosphates can be reduced by a factor of 10 by washing or mitigated by blending with low-Cl phosphates. High iron content is also undesirable in acid manufacture, as is high magnesium grade phosphate. The content of cadmium and other toxic elements such as mercury, chromium, arsenic, lead, selenium, uranium, and vanadium should also be low.

6.3.1	Rotem

The phosphate rock in the central part of the deposit has a high organic content (bituminous phosphate). There are two phosphate layers separated by a shallow limestone marker. The upper layer is low-grade phosphate (28 –29 %P2O5), which is beneficiated for phosphoric acid production. The lower layer is high-grade phosphate (31 – 32 %P2O5), which has a high reactivity, and is crushed and screened and either sold directly or used for fertilizer production. High magnesium grade phosphate, which is found at the Hatrurim Field (Rotem) is blended with low magnesium bituminous phosphate for fertilizers.

6.3.2	Oron

The ore consists, for the most part, of fluorapatite, but is contaminated by lumps of siliceous chert, containing some siliceous phosphate, calcite, salt, and occasional dolomite. A small amount of montmorillonite clay, some microcrystalline quartz and a small amount of gypsum are also present. The ores are commonly contaminated with small amounts of organic material but both this and the cadmium and arsenic levels are particularly low at Oron. After dis-aggregation, the contaminants tend to be concentrated in the coarse and very fine fractions, so classification and rejection of the finest fractions is the main means of upgrading the ore. Flotation is used to remove calcite from the remaining material.

6.3.3	Zin

The ore consists for the most part of fluorapatite, contaminated by lumps of siliceous chert, containing some siliceous phosphate, calcite, salt, and occasional dolomite. A small amount of montmorillonite clay, some microcrystalline quartz and a small amount of gypsum are also present. The ores are also commonly contaminated with small amounts of organic material, which contaminates phosphoric acid and stabilises a voluminous froth in acid production.

6.4	Deposit Type

Phosphate deposits in Israel are sedimentary in origin and formed on oceanic margins. The general tectonic setting and spatial relationship with other deposit types is depicted schematically in Figure 6.9.

Figure 6.9: Schematic Vertical Section Across an Oceanic Margin (Simandl et al., 2011)

A genetic model for deposit formation is presented in Figure 6.10. Sedimentary phosphate deposits are stratigraphically and spatially linked to paleo-depositional environments with high organic productivity and limited influx of (and dilution by) other sediments (Figure 6.10(A)). The high organic productivity is thought to have been associated with upwelling ocean currents bringing phosphorous rich cold water from deeper ocean levels to nearer surface (Figure 6.10(B)), which stimulated organic growth in warm sunlit near-surface waters (Figure 6.10(C)), the remains of which accumulated as phosphorous rich debris. Decomposition of organic debris in an oxygen-deprived environment by bacteria, drove precipitation of phosphate minerals (phosphogenesis) near the sediment-water interface (Figure 6.10(D)).

Figure 6.10: Genetic Model for Sedimentary Phosphate Deposits (Modified from Abed, 2013)

The episodic nature of phosphorite deposition reflects how they do not form or precipitate directly from seawater, as is the case of limestones, evaporites or other chemical, biological and biochemical sedimentary rocks. Instead, several regional and local factors must be present in the depositional environment to ensure the formation of a high-grade phosphorite deposit (Glenn et al., 1994).

7	EXPLORATION

All exploration at Rotem, Oron and Zin is carried out by surface drilling. No other data is used in the production of Mineral Resource estimates.

Drilling is carried out using a conventional mobile six-wheel drive combination drill rig which can drill Rotary Air Blast (RAB) style chip samples, or 110mm diameter solid core. All drillholes are drilled vertically from surface.

The RAB rock chip (or ‘dust’) samples are used for establishing grade boundaries of the different seam intersections and assist the geologist in establishing the geological horizons. The drilling is carried out by a contractor, but under the direct field supervision of ICL Rotem geologists.

Drillhole spacing varies but is generally in the range of 200 – 250 m. Drillhole spacing can be reduced to 50 – 70 m to provide more detailed data where rapid variation in seam thickness, variable chemistry of samples is expected or in places where karstic features have developed.

Field logging is carried out by ICL Rotem geologists by reviewing the rock chips produced by RAB drilling. Logging is carried out on 1 m intervals for overburden or caprock but on 20 cm intervals once the phosphate layers are reached. Logging sheets include standard data such as drillhole ID, logging information, sample depth intervals and a qualitative description. The rock chip samples are collected at 20 cm intervals in phosphate and interburden layers resulting in 1.5 - 2 kg sample which is submitted for sample preparation and chemical analysis.

Samples are not weighed, so recovery is not quantitatively measured, but if the hole is dry (as it is in most cases) then sample recovery is typically high. When the hole is wet or sticky, the rods are pulled frequently to maximise recovery and to minimise chip build-up on the sides of the drill hole.

Whole core (110 mm) samples are recovered for conducting laboratory bench scale testing of different seams and different run of mine (ROM) ore types by simulating washing, flotation and size classification. A log is compiled from the diamond drill core to provide more detailed geology. Core recoveries are calculated but no structural (geotechnical) measurements or logging is carried out.

Whole core testing is carried out by the laboratory so no core remains from the phosphate bearing intersections and core is not photographed before sampling. Core recovery in the phosphate bearing seams is variable and typically results in some loss due to the friable nature of the phosphate rock.  If recovery is less than 80 % however, the core is not submitted for laboratory analysis.

A summary of the exploration drilling completed at the Rotem, Oron and Zin deposits is shown in Table 7.1.

Table 7.1: Summary of Drilling at Rotem, Oron and Zin Deposits
Site	Decade	Number of Drillholes			Length of Drilling
		Dust Drilling	Core Drilling	Combination of Dust and Core	Dust Drilling	Core Drilling	Combination of Dust and Core
Oron	50s	15	0	0	133	0	0
	60s	148	0	0	1,933	0	0
	70s	405	0	0	3,954	0	0
	80s	102	38	0	2,930	837	0
	90s	481	117	0	10,763	2,558	0
	2000s	233	15	0	5,205	345	0
	2010s	267	7	6	6,171	111	44
	2020s	93	4	0	1,718	120	0
	Total	1,744	181	6	32,808	3,970	44
	Total Drillholes	1,931
	Total Meters	36,822
	Number of Composite Samples	4,508
Rotem (and Hatrurim)	60s	6	0	0	102	0	0
	70s	17	0	0	724	0	0
	80s	72	0	4	2,133	0	819
	90s	284	11	4	12,309	484	57
	2000s	705	41	8	30,955	1,211	149
	2010s	299	3	1	17,018	46	33
	2020s	42	6	0	1,994	318	0
	Total	1,425	61	17	65,232	2,058	1,058
	Total Drillholes	1,503
	Total Meters	68,347
	Number of Composite Samples	2,791
Zin	70s	71	0	0	1,499	0	0
	80s	210	5	1	3,188	77	17
	90s	268	22	15	5,766	314	99
	2000s	1,130	129	9	25,101	1,840	306
	2010s	257	2	7	5,510	59	148
	Total	1,936	158	32	4,1063	2,290	570
	Total Drillholes	2,126
	Total Meters	43,924
	Number of Composite Samples	5,449

The location of the drillholes at the Rotem, Oron and Zin deposits is shown in Figure 7.1, Figure 7.2 and Figure 7.3.

Figure 7.1: Location of Drillholes (Black Dots) at the Rotem, Oron and Zin Deposits

Figure 7.2: Location of Drillholes at the Rotem Deposit (including Hatrurim)

Figure 7.3: Location of Drillholes at the Oron and Zin Deposits

7.1	QP Opinion

The drilling, logging, and sampling is considered to follow a conventional approach suitable for the geology and deposit under investigation and uses standard industry practices. The results achieved are in line with expectations and, in the QP’s opinion, there are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of results.

8	SAMPLE PREPARATION, ANALYSES AND SECURITY

8.1	Sample Preparation

The rock chip and core samples are sent to the sample preparation facility at Oron. All samples are screened, with one sub-sample sent for run of mine (ROM) grade analysis. The other (larger) sub-sample is ground and split for wet or dry screen and chemical analysis, with sample size distribution ranges selected to reflect actual plant crushing and screening performance parameters. In this way, the sample material replicates the plant performance.

8.2	Analysis Method

The Oron sample preparation facility sends prepared 100 g analytical sub-samples from the 20 cm sample intervals to the Rotem laboratory for analysis. Sample tracking through the various process is carried out using the laboratory information management system (LIMS). The Rotem laboratory is not accredited.

The chip samples are dispatched to the Rotem laboratory where a first pass P2O5 grade is calculated. These samples are analysed for P2O5 content, using spectrophotometry following HNO3 digest. If the geologist observes spurious or marginal results in any of the individual 20 cm samples, they request a re-analysis of a composite sample of the entire phosphate bearing seam. A geologist examines the final analytical results and selects appropriate sample groups that represent phosphate or interburden beds for detailed analysis.

The sample preparation facility aggregates these selected samples into a larger composite sample and sends a sub-sample of this composite for detailed analysis. This analysis is more comprehensive and includes metals and other potentially deleterious (analysis includes P2O5, K, Na, As, Cd, Cr, Ca, Mn, Mo, Ni, V, Zn, TiO2, SO3, SiO2, MgO, Fe2O3 and Al2O3).

8.2.1	P2O5 Analysis

For analysis of P2O5, samples are initially oven dried at 105 °C for 3 - 4 hours, crushed, pulverised and sieved to 35 mesh.

A sub-sample of between 0.8 g and 1.2 g is selected for digestion by adding to 5 ml of HNO3 and heating on an electrical plate until the solution is boiling and left to boil for three minutes. The solution is allowed to cool to room temperature, transferred to a 250 ml flask and mixed with distilled water before shaking.

The diluted solution is transferred to a clean and dry flask. Analysis is carried out using a spectrophotometer and uses a series of standard operating procedures alongside a certified reference material (CRM) with each batch.

8.2.2	Analysis of Other Elements

Analysis of Zn, V, Ni, Mo, Mn, Cu, Cr, Cd, As, Na and K is carried out using ICP after digestion in HNO3.  A 1 g sub-sample is taken from the pulverised and sieved material and placed in a 100 ml flask. To this flask 15 ml of 1:1 HNO3 is added, and the solution is placed on an electrical hot plate and boiled for three minutes. The solution is allowed to cool and transferred to a 100 ml bottle and diluted with distilled water before analysing by ICP.

Analysis of Al2O3, Fe2O3, MgO, SiO2, SO3 and TiO2 is carried out using ICP after digestion in hydrofluoric acid (HF). An initial 0.2 g sub-sample (ground to 100 mesh) is selected and transferred to a pressure container. To this is added 1 ml aqua regia and 4.5 ml of HF. The container is sealed and placed in an oven set to 105 °C for one hour before being removed and allowed to cool under a fume hood before analysing by ICP.

8.3	Quality Assurance and Quality Control

The Rotem laboratory uses a certified reference material (CRM) for monitoring analytical accuracy. The CRM used is BCR-032 produced by the European Commission Joint Research Centre. It is a phosphorite sample originating from a phosphate deposit in Morocco. The certified P2O5 value of the CRM is 33%. The CRM is also certified for SiO2, SO3, Al2O3, MgO and Fe2O3.

Figure 8.1:  CRM Used by Rotem Laboratory

Summary results of the analysis of the CRM by the Rotem laboratory for P2O5, Fe2O3, Al2O3 and MgO are shown in Figure 8.2 to Figure 8.5, respectively. Overall, no significant issues are identified with the analysis of P2O5, Fe2O3, Al2O3, however, instances of MgO reporting lower than the certified value are observed and should continue to be monitored by the Rotem laboratory.

Figure 8.2: Analysis of CRM for P2O5 (%) at the Rotem Laboratory

Figure 8.3: Analysis of CRM for Fe2O3 (%) at the Rotem Laboratory

Figure 8.4: Analysis of CRM for Al2O3 (%) at the Rotem Laboratory

Figure 8.5: Analysis of CRM for MgO (%) at the Rotem Laboratory

8.4	QP Opinion

The sample preparation, analysis method, and QA/QC protocol adopted by ICL Rotem is considered by the QP to be reasonable and adequate for the purposes of estimation of Mineral Resources. The QP does not know of any drilling, sampling, or recovery factors that would materially impact the accuracy and reliability of results. The QP recommends that the QA/QC programme be continued for all sampling with the addition of blank and duplicate samples to better evaluate the laboratory results achieved and conform to best practice guidelines. This would provide a more robust validation process to support the Mineral Resource estimation.

9	DATA VERIFICATION

9.1	Site Visits

A site visit by QP’s from WAI was conducted from October 24 to 25, 2022. The project site, mining and processing operations, and technical services were visited and included the following inspections:

•	Open pit surface geology, mineralisation and lithological descriptions.
•	Extent of exploration work completed to date.
•	Review of core/sample logging, sampling, sample preparation and analysis procedures.
•	Core/sample storage areas.
•	Analytical laboratory.
•	Data storage procedures.
•	Review of drillhole databases.

Overall, the inspections confirmed the geological understanding of the deposit and no significant issues in terms of the procedures used for data collection, data entry or data storage were identified by the QP.

In September 15 to 16, 2024 a site visit was undertaken by Qualified Persons of Geo-Prospect (an Israel based consultancy) on behalf of WAI. The Rotem, Oron and Zin operations were visited by Geo-Prospect and their information and photos were provided to WAI for review. The findings of the site visit confirmed the WAI QP’s opinion.

9.2	Previous Audits

In 2014, IMC Group Consulting Ltd (IMC) prepared a Competent Person‘s Report (CPR) for the Rotem, Oron and Zin phosphate operations. IMC prepared the CPR based on observations and data collection during site visits to the operations in February 2014.

IMC reviewed the practices and estimation methods undertaken for reporting of Mineral Resources and Mineral Reserves in accordance with Guide 7. All Mineral Resource and Mineral Reserve estimates were prepared by ICL Rotem and subsequently reviewed by IMC. The review was supported by evidence obtained during IMC’s site visit and observations and were supported by details of exploration results, analyses, visual inspection, and other evidence and information supplied by ICL Rotem. IMC verified the integrity of the data capture process, as well as the internal data coherence and was satisfied that these were completed to an acceptable industry standard.

9.3	Drillhole Database

To verify the drillhole data the QP completed a review of the drillhole database and a statistical comparison of P2O5 assays by drilling decade. Drilling has been undertaken at the Property since the 1950’s and therefore drillholes were grouped by decade for the statistical review.

9.3.1	Statistical Comparison of P2O5 Assays by Drilling Year

A statistical analysis of P2O5 assays by drilling decade was undertaken by WAI. Samples were coded from the principal phosphate horizons at Oron, Rotem and Zin in the drillhole database (based on grouped logging codes i.e. Upper-Lower Phosphate and Lower-Lower Phosphate are grouped to Lower Phosphate) were selected and the P2O5 assays reviewed.

9.3.1.1          Oron

A summary of the P2O5 interval composite assays for the Upper Phosphate, Middle Phosphate, and Lower Phosphate at Oron is shown in Table 9.1

Table 9.1: Summary Statistical Analysis for P2O5 (%) Composites at Oron
Phosphate Layer	Decade	№ of Composites	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
Upper Phosphate	1950	10	20.5	27.0	25.1	3.5	1.9	0.08
	1960	116	20.1	29.6	24.9	3.2	1.8	0.07
	1970	143	18.1	28.4	24.6	3.0	1.7	0.07
	1980	87	16.0	30.2	23.9	6.5	2.5	0.11
	1990	491	15.0	33.1	24.7	4.5	2.1	0.09
	2000	132	0.2	29.7	24.1	10.8	3.3	0.14
	2010	178	14.9	29.1	24.0	9.1	3.0	0.13
	2020	30	3.0	29.1	22.9	22.0	4.7	0.20
Total		1,206	0.2	33.1	24.4	6.3	2.5	0.10
Middle Phosphate	1950	12	22.0	25.8	24.2	1.7	1.3	0.05
	1960	134	17.4	27.8	24.5	2.2	1.5	0.06
	1970	263	15.3	27.8	23.5	2.5	1.6	0.07
	1980	93	16.3	27.8	23.1	4.1	2.0	0.09
	1990	528	15.7	29.8	23.9	4.1	2.0	0.09
	2000	160	10.7	28.8	23.1	6.6	2.6	0.11
	2010	206	11.2	28.0	22.9	9.1	3.0	0.13
	2020	40	11.4	30.0	22.2	18.1	4.3	0.19
Total		1,457	10.7	30.0	23.6	5.3	2.3	0.10
Lower Phosphate	1950	8	24.0	26.0	24.9	0.5	0.7	0.03
	1960	171	19.9	29.5	25.0	4.0	2.0	0.08
	1970	471	16.6	29.4	24.1	5.6	2.4	0.10
	1980	108	19.0	28.9	24.4	4.9	2.2	0.09
	1990	587	1.6	30.0	24.0	18.7	4.3	0.18
	2000	219	15.8	30.0	24.4	5.2	2.3	0.09
	2010	211	15.0	29.8	25.2	6.8	2.6	0.10
	2020	50	14.8	27.2	22.4	10.9	3.3	0.15
Total		1,845	1.6	30.0	24.3	10.1	3.2	0.13

Log probability plots comparing P2O5 assays by drilling decade and plots comparing mean P2O5 grades of the drilling decades are shown in Figure 9.1.

Log Probability Plot for P2O5 prod %
Oron Upper Phosphate P2O5 (%) by Drilling Decade
P2O5 prod % 1950 - 090-Upper Phosphate
P2O5 prod % 1960 - 090-Upper Phosphate
P2O5 prod % 1970 - 090-Upper Phosphate
P2O5 prod % 1980 - 090-Upper Phosphate
P2O5 prod % 1990 - 090-Upper Phosphate
P2O5 prod % 2000 - 090-Upper Phosphate
P2O5 prod % 2010 - 090-Upper Phosphate
P2O5 prod % 2020 - 090-Upper Phosphate
Cumulative Probability %
P2O5 prod %
Upper Phosphate - Mean P2O5 Grade by Drilling Decade
KCl (%)
Number of Samples
Year
Number Samples
KCl (%)
Mean
+10
-10%

A)

Oron Middle Phosphate P2O5 (%) by Drilling Decade
P2O5 prod % 1950 - 110-Middle Phosphate
P2O5 prod % 1960 - 110-Middle Phosphate
P2O5 prod % 1970 - 110-Middle Phosphate
P2O5 prod % 1980 - 110-Middle Phosphate
P2O5 prod % 1990 - 110-Middle Phosphate
P2O5 prod % 2000 - 110-Middle Phosphate
P2O5 prod % 2010 - 110-Middle Phosphate
P2O5 prod % 2020 - 110-Middle Phosphate
Cumulative Probability %
P2O5 prod %
Middle Phosphate - Mean P2O5 Grade by Drilling Decade
KCl (%)
Number of Samples
Year
Number Samples
KCl (%)
Mean
+10
-10%

B)

Cumulative Distribution Plot Group
Oron Lower Phosphate P2O5 (%) by Drilling Decade
P2O5 prod % 1950 - 130-Lower Phosphate
P2O5 prod % 1960 - 130-Lower Phosphate
P2O5 prod % 1970 - 130-Lower Phosphate
P2O5 prod % 1980 - 130-Lower Phosphate
P2O5 prod % 1990 - 130-Lower Phosphate
P2O5 prod % 2000 - 130-Lower Phosphate
P2O5 prod % 2010 - 130-Lower Phosphate
P2O5 prod % 2020 - 130-Lower Phosphate
Cumulative Probability %
P2O5 prod %
Lower Phosphate - Mean P2O5 Grade by Drilling Decade
KCl (%)
Number of Samples
Year
Number Samples
KCl (%)
Mean
+10
-10%

C)

Figure 9.1: Log Probability and Mean Grade Plots for Upper Phosphate (Top Left), Middle
Phosphate (Top Right) and Lower Phosphate (Bottom) by Drilling Decade at Oron

It is apparent that mean P2O5 grades from the drilling are relatively consistent and within 10 % of the overall mean. Overall, no significant bias appeared to be evident in the P2O5 assays for Upper Phosphate, Middle Phosphate, and Lower Phosphate seams over the timeframes considered.

9.3.1.2          Rotem

A summary of the P2O5 interval composite assays for the Upper Phosphate, Lower Phosphate, IC1 Phosphate and IC2 Phosphate at Rotem is shown in Table 9.2.

Table 9.2: Summary Statistical Analysis for P2O5 (%) Composites at Rotem
Phosphate Layer	Decade	№ of Composites	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
Upper Phosphate	1960	5	18.9	28.8	25.2	12.8	3.6	0.14
	1970	17	21	25.9	23.3	1.8	1.4	0.06
	1980	57	18.6	27.3	23.7	3.1	1.8	0.08
	1990	216	15.1	32.3	24.9	5.9	2.4	0.10
	2000	437	16	31.1	24.2	4.5	2.1	0.09
	2010	125	18.6	30.2	24.4	4.6	2.2	0.09
	2020	16	19.5	24.7	22.4	1.9	1.4	0.06
Total		878	15.1	32.3	24.3	4.9	2.2	0.09
Lower Phosphate	1970	17	29.3	33.8	31.1	1	1	0.03
	1980	40	28.2	32.8	31	1.2	1.1	0.04
	1990	168	25.1	34.3	31.2	3	1.7	0.05
	2000	384	15.8	33.8	30.9	3.9	2	0.06
	2010	86	24.1	33.7	30.9	2.2	1.5	0.05
	2020	1	30.6	30.6	30.6	0	0	-
Total		701	15.8	34.3	31.0	3.2	1.8	0.06
IC1 Phosphate	1970	15	22.3	26.6	24.6	1.7	1.3	0.05
	1980	83	15.7	28.9	22.8	7.3	2.7	0.12
	1990	225	15.6	32.7	24.4	12.9	3.6	0.15
	2000	426	12.2	31.7	23.5	8.3	2.9	0.12
	2010	226	18.5	33.6	27.6	10	3.2	0.12
	2020	28	19.3	30.4	24.8	8	2.8	0.11
Total		1,005	12.2	33.6	24.6	12.4	3.5	0.14
IC2 Phosphate	1980	28	20.7	32.3	27.8	10.8	3.3	0.12
	1990	31	18.5	13.6	26.1	12.8	3.6	0.14
	2000	76	16.3	33.5	28.3	13.8	3.7	0.13
	2010	69	20.5	33.1	29.5	8.5	2.9	0.10
	2020	3	23.9	30.8	26.6	9.1	3	0.11
Total		207	16.3	33.5	28.3	12.7	3.6	0.13

Log probability plots comparing P2O5 assays by drilling decade and plots comparing mean P2O5 grades by drilling decade are shown in Figure 9.2.

Figure 9.2: Log Probability and Mean Grade Plots for A) Upper Phosphate, B) Lower Phosphate,
C) IC1 Phosphate, and D) IC2 Phosphate by Drilling Decade at Rotem

Drilling at Rotem has taken place since the 1960s, however P2O5 assaying of the Lower and IC1 Phosphate began in the 1970s, whereas P2O5 assaying of the IC2 Phosphate began in the 1980s. Mean grades per decade fluctuate within 10% of the overall mean. The mean P2O5 grade of the IC1 Phosphate drilled in the 2000s is marginally higher than 10 % of the overall mean however, these samples are localised in the Hatrurim area of the deposit. Overall, no significant bias appears to be evident in the P2O5 assays for the various phosphate seams over the timeframes considered.

9.3.1.3          Zin

The five principal phosphate seams at Zin were assessed with sub-seams such as Phosphate 1-2 grouped with assays from Phosphate 1. A summary of the P2O5 composite assays for the five phosphate seams at Zin is shown in Table 9.3.

Table 9.3: Summary Statistical Analysis for P2O5 (%) Composites at Zin
Phosphate Layer	Decade	№ of Composites	Minimum	Maximum	Mean	Variance	Standard Deviation	Coefficient of Variation
Phosphate 0	1980	3	22	24.9	23	1.7	1.3	0.06
	1990	10	20.6	27.5	24.4	4.2	2	0.08
	2000	116	15.6	27.1	22.7	6.6	2.6	0.11
	2010	34	17.3	29.3	23.9	4.8	2.2	0.09
Total		165	15.6	29.3	23.1	6.4	2.5	0.11
Phosphate 1	1970	65	20.4	28.3	24.4	3.4	1.8	0.07
	1980	226	20.6	31.1	25.4	4.2	2	0.08
	1990	237	14.4	30.4	24.9	8.2	2.9	0.12
	2000	1,001	14.9	33	25.1	9.1	2.7	0.11
	2010	129	18.2	28.3	24.4	3.3	1.8	0.07
Total		1,660	14.4	33	25.1	6.5	2.5	0.10
Phosphate 2	1970	92	22	31	27	3.4	1.9	0.07
	1980	253	21.7	36.4	27.4	3.7	1.9	0.07
	1990	204	16.2	32.1	25.8	7	2.6	0.10
	2000	926	11	32.2	26	8.3	2.9	0.11
	2010	94	1.6	29.8	24.9	12.4	3.5	0.14
Total		1,576	1.6	36.4	26.2	7.7	2.8	0.11
Phosphate 3	1970	83	20.4	31	25.5	8.2	2.9	0.11
	1980	170	20.3	31.2	26.6	5.2	2.3	0.09
	1990	197	18.5	31	25.3	5.4	2.3	0.09
	2000	903	2.4	32.7	24.9	7.6	2.8	0.11
	2010	80	20.4	31	25.1	5.1	2.3	0.09
Total		1,417	2.4	32.7	25.2	7.3	2.7	0.11
Phosphate 4	1980	40	23.5	29.5	26.2	1.5	1.2	0.05
	1990	27	21.1	28.9	25.9	4.6	2.2	0.08
	2000	97	19.6	30.5	25.7	3.7	1.9	0.07
	2010	438	19.3	30.5	26.1	4.1	2	0.08
Total		631	19.3	30.5	26.0	3.9	2	0.08

Log probability plots comparing P2O5 assays by drilling decade and plots comparing mean P2O5 grades of the drilling decades are shown in Figure 9.3 and Figure 9.4.

A)

Cumulative Distribution Plot Group
Cumulative Probability %
P2O5 prod %
Phosphate 0 - Mean P2O5 Grade by Drilling Decade
KCl (%)
Number of Samples
Year
Number Samples
KCl (%)
Mean
+10
-10%

B)

Cumulative Distribution Plot Group
Cumulative Probability %
P2O5 prod %
Phosphate 1 - Mean P2O5 Grade by Drilling Decade
KCl (%)
Number of Samples
Year
Number Samples
KCl (%)
Mean
+10
-10%

C)

Cumulative Distribution Plot Group
Cumulative Probability %
P2O5 prod %
Phosphate 2 - Mean P2O5 Grade by Drilling Decade
KCl (%)
Number of Samples
Year
Number Samples
KCl (%)
Mean
+10
-10%

Figure 9.3: Log Probability and Mean Grade Plots for A) Phosphate 0, B) Phosphate 1, and
C) Phosphate 2 by Drilling Decade

Figure 9.4: Log Probability and Mean Grade Plots for D) Phosphate 3 and
E) Phosphate 4 by Decade Drilled at Zin

All phosphate seams were assayed since the 1970s, apart from Phosphate 0 which was assayed from the 1980s. No drilling has been completed since 2020. Overall, no significant bias appears to be evident in the P2O5 assays for the various phosphate seams over the timeframes considered.

The P2O5 assays for the various drilling campaigns undertaken at Rotem, Oron and Zin exhibit relatively consistent grades within the different phosphate seams. No significant bias in P2O5 grades was observed by the QP for the different drilling campaigns.

9.3.2	Review of Drillhole Databases

A summary of the data verification procedures carried out by the QP on the drillhole database is as follows:

•	Review of geological and geographical setting of the Rotem, Oron and Zin deposits;
•	Review of extent of the exploration work completed to date;
•	Inspection of drill samples to assess the nature of the mineralisation and to confirm geological descriptions;
•	Inspection of geology and mineralisation exposed in the open pits at Rotem, Oron and Zin;

•	Review of drilling, logging, sampling and analysis procedures;
•	An evaluation of minimum and maximum grade values and sample lengths;
•	Assessing for inconsistencies in spelling or coding (typographic or case sensitive errors);
•	Ensuring full data entry for each drillhole and that a specific data type (collar, survey, lithology and assay) is not missing;
•	Assessing for sample gaps and overlaps;
•	A review of assay detection limits;
•	Identification of problematic assay records;
•	A spatial on-screen review of the grade and lithology distributions of the drillholes was undertaken to identify any additional data reliability issues; and
•	A review of collar locations in relation to surface topography.

The QP reviewed the drillhole database using Leapfrog and Datamine Studio RM software to identify any obvious errors. Instances of overlapping samples, conflicting drillholes between redrilled RAB (dust) drillholes with core drillholes and collars containing zero elevation were identified and were corrected by ICL Rotem. The QP does not consider these to be significant, however, data should continue to be monitored by ICL Rotem during entry to the exploration database.

9.4	QP Opinion

No significant issues were identified by the QP with the drillhole databases during the verification process. The data verification procedures confirm the integrity of the data contained in the drillhole database and the QP is of the opinion that the database is suitable for use in Mineral Resource estimation.

10	MINERAL PROCESSING AND METALLURGICAL TESTING

White phosphate ore from Oron is processed to produce a phosphate concentrate which is then transported to the Rotem site for treatment in Plant 31 to initially produce green phosphoric acid suitable for processing in Plant 32 to produce “4D” acid which is further processed in the white acid plants to produce white phosphoric acid as the premium final product. The brown phosphate ores at Oron with a high reactive organic content have not been historically processed due to the ore producing a less pure green phosphate and the high organic content causing foaming problems in the phosphoric acid plants.

At Rotem, the phosphate ores are classified into high grade reactive phosphate ore which, once processed into a concentrate, is used for fertilizer production and lower grade phosphate ores suitable for green acid production, used in the agricultural industry and for on-site fertilizer production. The bituminous phosphate ores at Rotem have a high organic content and have traditionally only been used for fertilizer production and not for acid production.

Research and Development (R&D) by ICL Rotem has identified bituminous phosphate ore from Rotem as being suitable for white phosphoric acid production and brown phosphate ore from Oron as being suitable for green phosphoric acid production. A description of the testwork undertaken as part of these R&D programmes is detailed below.

10.1	Metallurgical Testwork

10.1.1	Oron Brown Phosphate

Brown phosphate ore is characterised as having a high reactive organic content of up to 0.8 % which typically causes problems in the acid plants. While the white phosphate ores and resulting concentrates from Oron are only processed in Plant 31 using the Isothermal process with a single large reactor for initial green phosphoric acid production, with further processing for white phosphoric acid production, the lower grade phosphate ores and resulting concentrates from Rotem are processed in Plant 30 for green phosphoric acid only. This plant uses the Prayon process.

The Prayon process utilises four agitated reactors where a temperature gradient results. It is easier to operate than Plant 31, is less sensitive to impurity levels in the phosphate concentrate and is also less sensitive to coarser particle content.

The Oron beneficiation plant is based on fine crushing, screening, grinding, classification and reverse flotation of the ROM ore. The white phosphate ore is uniform in quality with low organic content across the size fractions and Plant 31, using the Isothermal process, is sensitive to coarser size fractions.

Therefore, due to additional fine particles in brown phosphate, an additional thickener will be added in the Oron beneficiation plant to treat brown phosphate ore for production of green phosphoric acid in Plant 30, which is less sensitive to coarser size fractions and impurity levels, and to maximise the phosphate recovery to concentrate.

Pilot plant trials using the Prayon process for brown phosphate ores and concentrates were successfully conducted, culminating in the trial processing of 250 kt of brown phosphate ore through the beneficiation plant and the resultant concentrate successfully processed in Plant 30 to produce green phosphoric acid which is also used in GTSP and GSSP fertilizers.

However, due to the high total organic carbon (TOC) content and high levels of Cd, the use of combined activated carbon and hydrogen peroxide, Solvent Extraction (SX) methods, membranes and resin technology are required in the plant to reduce these levels. For concentrates used in white acid production in Plant 31, the current limit for TOC is 200 ppm and the limit for Cd is 10 ppm.

10.1.2	Rotem Bituminous Phosphate

Rotem phosphate ore is characterised as having a “Bell Curve” of phosphate content with size distribution, such that the higher-grade phosphate is concentrated in the 20 - 100 mesh size fraction. This allows the processing flowsheet to incorporate a simple crushing, screening, grinding, classification and reverse flotation circuit whereby the coarsest and finest size fractions can be rejected as tails, as well as the reverse flotation concentrate (mainly calcite). No significant changes will be required in the Rotem beneficiation plant to produce concentrates for white acid production from bituminous phosphate ore. The concentrates produced will then be processed at Plant 31.

Pilot plant trials using the Isothermal process for bituminous phosphate ores were successfully conducted, culminating in the trial processing of 180 kt of bituminous phosphate ore in the beneficiation plant with the resultant concentrate successfully processed in Plant 31 to produce white phosphoric acid. The TOC limit for bituminous phosphate has been increased from 200 ppm to 400 ppm, requiring more active carbon to be added to the cleaning stage.

10.2	Discussion on Mineral Processing and Metallurgical Testing

R&D efforts culminated in successful pilot plant testwork in which, 250 kt of brown phosphate and 180 kt of bituminous phosphate ores were processed successfully to produce green and white phosphoric acids, through Plants 30 and 31, respectively.

The main difference in the production of green phosphoric acid and white phosphoric acid under the new production scenario is the allowable limits for TOC and Cd. In the white acid plants, combined activated carbon and hydrogen peroxide, Solvent Extraction (SX) methods, membranes and resin technology are used to reduce the residual organics and metal impurity levels respectively in the phosphoric acid. These are the main challenges in processing the new phosphate reserves through Plants 30 and 31. In addition, it is required to maintain process stability, as well as maximising the yield of phosphorus oxide in the concentrates to the final phosphoric acid product and its quality in terms of TOC and metal impurity levels.
Process control variables include temperature in the reactors and the phosphorus oxide, free acid and sulphate concentrations. As gypsum is the main waste product from the Prayon and Isothermal processes in Plants 30 and 31, respectively, a key process control philosophy is to optimise the conditions for production of filterable gypsum.

The QP is of the opinion that the data derived from the testing described above are conventional and adequate for the purposes of Mineral Resource estimation given the style of deposit. Pilot trials have been undertaken on significant tonnages of material and the results of which have been used to develop and optimize the flow sheet for processing brown phosphate ore from Oron and bituminous phosphate ore from Rotem. Based on this testwork metallurgical recoveries of 69 % were calculated for beneficiation of bituminous phosphate rock at Rotem and 60 % for beneficiation of brown phosphate rock.

In addition, R&D efforts continue to investigate the potential for brown phosphate to be used to produce white phosphoric acid.

11	MINERAL RESOURCE ESTIMATES

11.1	Summary

The Mineral Resource estimates are for the Rotem, Oron and Zin mines. The Mineral Resource models were produced by ICL Rotem and reviewed by the QP. The review confirmed the model was completed to a standard deemed acceptable to WAI and in accordance with SEC definitions.

The Mineral Resource statement for the Rotem, Oron and Zin mines is presented in Table 11.1.

Table 11.1: Summary of Mineral Resources for the Rotem, Oron and Zin Mines – December 31, 2024
Mine	Classification	White Phosphate (Mt)	Low Organic Phosphate (Mt)	Brown Phosphate (Mt)	High Organic & Bituminous Phosphate (Mt)	Total (Mt)	P2O5 (%)
Rotem	Measured	-	15.9	-	62.6	78.5	28.8
	Indicated	-	-	-	-	-	-
	Measured + Indicated	-	15.9	-	62.6	78.5	28.8
	Inferred	-	-	-	-	-	-
Zin	Measured	-	11.8	10.0	24.3	46.1	25.3
	Indicated	-	-	-	-	-	-
	Measured + Indicated		11.8	10.0	24.3	46.1	25.3
	Inferred	-	-	-	-	-	-
Oron	Measured	1.3	-	7.1	33.0	41.4	24.0
	Indicated	-	-	-	-	-	-
	Measured + Indicated	1.3	-	7.1	33.0	41.4	24.0
	Inferred	-	-	-	-	-	-
Total	Measured	1.3	27.7	17.1	119.9	166.0	26.6
	Indicated	-	-	-	-	-	-
	Measured + Indicated	1.3	27.7	17.1	119.9	166.0	26.6
	Inferred	-	-	-	-	-	-
Notes:
1.	Mineral Resources are being reported in accordance with S-K 1300.
2.	Mineral Resources were estimated by ICL Rotem and reviewed and accepted by WAI.
3.	Mineral Resources are reported in-situ and are exclusive of Mineral Reserves.
4.	Mineral Resources are 100% attributable to ICL Rotem.
5.	Totals may not represent the sum of the parts due to rounding.
6.	The Mineral Resource estimate has an effective date of December 31, 2024.
7.	Mineral Resources are estimated at cut-off grades of 25% P2O5 for Rotem, 20% P2O5 for Oron and 23% P2O5 for Zin and a minimum seam thickness of 0.5m
8.	Mineral Resources are estimated using average dry densities ranging from 1.8 to 1.9 t/m3.
9.
Mineral Resources are estimated using beneficiation plant metallurgical recoveries of 54% and 69% for Mineral Resources at Rotem, 59% and 60% for Mineral Resources at Oron and 56% for Mineral Resources at Zin.

10.
Mineral Resources are estimated using an average of the previous two years’ prices of $1,178/t FOB for acid products and $424/t FOB for fertilizer products and exchange rates of NIS:USD of 3.58 and EURO:USD of 0.91.

11.2	Mineral Resource Estimation Methodology

The ICL Rotem geological department uses GIS software (MapGIS) for database management, AutoCAD as a drawing tool and Surfer 8 and Vulcan for 2D and 3D geological modelling respectively. Each of the fields in the sites has a GIS model which is updated as required and depleted annually.

The GIS models hold all information required for reporting of Mineral Resources and guiding mining operations. In a potential new mining area, a complete geological report is compiled based on all available drillhole data and geological surface mapping.  Information includes a location map with field concession boundary, drill site locations, topography, typical geological stratigraphy, geological maps and sections, phosphate seams contour isopachs and seam thickness. Other study information is used to represent other relevant mining and processing information such as overburden thickness contours, overburden to seam ratios and deleterious elements such as silica and magnesium content of the phosphate seams.

11.3	Drillhole Database

The descriptive logging (alongside seam coding) and assay data is used to create combined models containing both lithological and chemical data. Over 200 units are recognised by the ICL Rotem geologists for descriptive input into the geological model and for domaining purposes in ArcGIS.  Wireframe surfaces are created for each of the major phosphate seams with further sub-division as required.

11.4	Statistical Analysis

Descriptive statistics, histograms, box plots, probability plots, correlation matrices, and scatter plots were used by the QP to evaluate the geological and grade data as part of the data validation and review of the geological modelling process. The overall grade distributions for P2O5% at each of the deposit areas is shown in Figure 11.1. Mean P2O5% grades are 22.3%, 25.3% and 21.8% for Oron, Rotem, and Zin, respectively. Statistics are shown for full thickness composites of each seam.

Figure 11.1: Histograms of P2O5% Grade for Rotem (Top Left), Oron (Top Right) and Zin (Bottom)

11.5	Geological Modelling

11.5.1	Introduction

Geological modelling was completed by ICL Rotem using geological logging information contained in the drillhole database. Domains were created based on the logged phosphate seams. Commonly, the phosphate seams are observed to split and host internal layers of interburden. The geological modelling methodology used by ICL Rotem generates top and base of seam surfaces which are used as a basis to generate the model. To review the geological domains, WAI used Leapfrog and Datamine Studio RM to visualise the data in 3D.

Examples of the geological model at Rotem and a modelled seam with seam splitting are shown in Figure 11.2 and Figure 11.3.

Figure 11.2: Isometric View Showing Example of the Geological Model at Rotem

Figure 11.3: Seam Modelling Methodology and Showing Mean P2O5 % Grades of Drillholes

11.5.2	Rotem

The phosphate domains modelled at Rotem consist of Upper Phosphate, Lower Phosphate, Sub-lower Phosphate, IC1 Phosphate and IC2 Phosphate and caprock, the mean P2O5% grades of these domains are shown in Figure 11.4.

Figure 11.4: Mean P2O5% Grades for Phosphate Domains and Caprock at Rotem

Most of the phosphate mineralisation occurs in three areas: Area 4 and Zefa (bituminous phosphate), Hatrurim and Tamar (mainly low organic phosphate). Upper, lower and IC1 phosphate seams can be found in all areas. IC1 phosphate hosts several interburden layers at Tamar. The Sub-lower Phosphate is localised underlying the lower phosphate seam, whereas IC2 Phosphate is most prominent at Hatrurim.

Overburden primarily consists of alluvium (including localised conglomerate), oil shale logged as bitumen, and marl.

11.5.3	Oron

The phosphate domains modelled at Oron include Upper Phosphate, Middle Phosphate and Lower Phosphate and caprock. The phosphate seams are separated by interburden layers while IC1 and IC2 Phosphate seams are less extensive at Oron. Most of the phosphate mineralisation is located in three main areas:

•	Oron east, Oron north, and Oron 4A – mainly consisting of white phosphate
•	Oron 3 and northern Oron, and 4BetGimel - mainly consisting of low organic phosphate
•	Oron 4 BetGimel, Oron 5 and Oron 6 – mainly consisting of brown phosphate.

Figure 11.5 shows a box plot of the three main phosphate seams and caprock at Oron whilst Figure 11.6 shows the modelled seams at eastern area of Oron 5.

Figure 11.5: Box and Whisker Plot Showing Mean P2O5 Grades for the Phosphate Domains and Caprock at Oron

Figure 11.6: Section through Phosphate Seams at Oron 5 Area against Logged Lithology (Top) and Composite Grade (Bottom)

Similarly to Rotem, overburden at Oron primarily consists of alluvium (including localised conglomerate), oil shale logged as bitumen, and marl. Marl and bitumen overburden domains thicken from east to west as shown in Figure 11.7.

Figure 11.7: Cross-Section (Red on Inset) of Phosphate Seams and Overburden at Oron 5 Area

11.5.4	Zin

The phosphate mineralisation at Zin is domained into seven separate seams consisting of Phosphate 4, Phosphate 3-4, Phosphate 3, Phosphate 2-3, Phosphate 2, Phosphate 1, Phosphate 0 with caprock above. A cross section of the modelled phosphate domains and the mean P2O5 grades within these domains is shown in Figure 11.8 and Figure 11.9, respectively. Overburden consists of alluvials with minor conglomerate lenses, marl, oil shale and limestone, the latter two are confined to the deposit centre.

Figure 11.8: Example Section of Phosphate Seams at Hagor C Field at Zin

Figure 11.9: Box and Whisker Plot Showing Mean P2O5 Grade for the Phosphate Seams and
Caprock at Zin

11.6	Boundary Analysis

Boundary analysis evaluates the rate of change in grade across the contact between two domains and was used by the QP to assess the appropriateness of the domain boundary conditions. An example plot of the lower phosphate domain boundary at Rotem is shown in Figure 11.10.  A sharp step change in P2O5 grade is observed and is consistent with a hard boundary condition. The QP considers the domains used by ICL Rotem are appropriate for use as hard boundaries during grade estimation.

Figure 11.10: Example of Boundary Analysis of Lower Phosphate Domain at Rotem for P2O5

11.7	Grade Capping

No grade capping is applied by ICL Rotem. The presence of outlier grades was assessed by the QP on a domain-by-domain basis using histograms, disintegration analysis and statistical analysis of the interval layer composites. No significant outliers were identified that would overly influence the grade estimation and therefore the QP considers the approach used by ICL Rotem to be appropriate. An example of the statistical analysis is shown in Figure 11.11.

Figure 11.11: Statistical Analysis for P2O5 Outliers in Upper Phosphate Domain at Oron

11.8	Variography

Variograms were generated by the QP to evaluate grade continuity of P2O5 within the phosphate domains. Single composites for the thickness of the phosphate seams were used and variograms were generated on a domain-by-domain basis. Figure 11.12 shows an example of the directional variograms for P2O5 for the Middle Phosphate domain at Oron. The QP considers the variography to be typical for large stratiform phosphate deposits. Low nugget values are observed indicating low short range grade variability while long variogram ranges (>1,000m) are observed indicating high levels of structural and grade continuity and indicates the current drillhole spacing of 200 – 250m (with some infilling on 50 – 70 m) is sufficient for Mineral Resource estimation. Variography was not used by ICL Rotem for grade estimation, however, was used by the QP to confirm continuity of grade and structure.

Variogram for P2O5
Downhole - 300
Lag 1
Gamma (5.355)
Sample Separation (m)
Sph(1, 4
Sph(0.01, 20)
Variogram for P2O5
Direction 1: 00-->050 - 300
Lag 80
Gamma (5.355)
Sample Separation (m)
Sph(0.21, 361)
N(0.11)
Variogram for P2O5
Direction 2: 00-->320 - 300
Lag 80
Gamma (5.355)
Sample Separation (m)
Sph(0.68, 1226)
Sph(0.21, 145.5)
N(0.11)
354
726
876
949
1109
1170
1325
1372
1466
1538
1624
1745
1758
1906
2055
1999
2111
2079
2079
Variogram for P2O5
Direction 3: 90-->000 - 300
Lag 5
Gamma (5.355)
Sample Separation (m)
Sph(0.68, 83.5)
Sph(0.21, 49)
N(0.11)

Figure 11.12: Example of Modelled Variograms for the Middle Phosphate Domain at Oron

11.9	Density

A summary of the average in-situ dry density values derived from testwork and those applied by ICL Rotem to estimate tonnages in the Mineral Resource estimate are shown in Table 11.2. Overburden is calculated by volume. Stripping ratio is calculated as overburden (m3) to ore (t).

Table 11.2: Summary of Density Values
Deposit	Layer	Density Testwork (mean value in t/m3)	Density Values Used For Mineral Resource Estimation (t/m3)
Oron	Upper Phosphate	1.96	1.9
	Middle Phosphate	1.93	1.8
	Lower Phosphate	1.89	1.8
Zin	All	1.80	1.8
Rotem	All	1.77	1.8

11.10	Grade Estimation and Validation

The grade model was developed by ICL Rotem using a GIS grade assignment application and specifically developed Excel based systems. Phosphate layer surfaces from the stratigraphic model were used to constrain the assignment of the grade values. Grade values were assigned within the grade zones using only samples intersecting those units. Grade estimation for P2O5 and all necessary deleterious elements was carried out by ICL Rotem using inverse distance weighting. Assumptions relating to selective mining units were based on the interpretation that the phosphate mineralisation encountered is stratigraphically constrained and that waste, low grade, medium grade, and high-grade material can be selectively separated by existing mining and processing methods. The entire thickness of the interpreted phosphate layer is mined and processed as ore at an average grade.

A statistical and visual assessment of the grade estimation was undertaken by the QP using an on-screen visual assessment of drillhole and estimated grades; a statistical grade comparison and swath analysis as shown in Figure 11.13 while Figure 11.14 shows a comparison log probability plot for estimated P2O5 grade and composite grade within Upper and Lower Phosphate Seams at Oron. The QP considers that globally no indications of significant over- or under-estimation are apparent nor any obvious estimation issues identified.

Figure 11.13: Example Swath Analysis for P2O5 (%) in Upper and Lower Phosphate Seams at Oron

Figure 11.14: Log Probability Plots Comparing Estimated P2O5 (%) Grades vs Composite Grades

11.11	Mineral Resource Classification

The Mineral Resource classification methodology was reviewed by the QP considering the confidence in the drillhole data, the geological interpretation, geological continuity, data spacing and orientation, spatial grade and thickness continuity and confidence in the Mineral Resource estimation.

The Rotem, Oron and Zin deposits exhibit laterally extensive stratiform phosphate mineralization with strong geological continuity over large distances. Mineral Resources are classified in the Measured category. The QP considers the level of confidence is sufficient to allow appropriate application of technical and economic parameters to support mine planning and to allow evaluation of the economic viability of the deposits.

The Mineral Resources were estimated in conformity with the SEC S-K 1300 regulations, and all Mineral Resource estimates presented in this TRS have been classified within the meaning of the SEC definitions.

Mineral Resources may be affected by further infill and exploration drilling that may result in increases or decreases in subsequent Mineral Resource estimates.

Drilling at Rotem, Oron and Zin is undertaken on a spacing of 200 – 250 m and then infilled on 50 – 70 m spacing where additional information prior to mining is considered necessary. Mineral Resource classification by ICL Rotem considers Measured Mineral Resources to be generally within a 250 m drillhole spacing, however, some areas can be assigned Measured Mineral Resources where the drillhole spacing is greater than this due to high confidence in the geological and structural interpretation of these areas. Given the high density of drilling at the Rotem, Oron and Zin deposits, the Mineral Resources are classified as Measured. The QP considers this appropriate given the laterally extensive and stratiform nature of the deposits and the low level of grade variability. The local geology is relatively simple with gentle dips and few significant faults, those that do occur have displacements of less than a few metres affecting the phosphate bearing seams.

The Mineral Resource classification methodology and associated data were reviewed by the QP. The QP is satisfied that the classification is appropriate based on the data available and the geological information and knowledge.

11.12	Depletion

Mineral Resources are depleted by a mine survey dated December 31, 2024.

11.13	Prospects of Economic Extraction for Mineral Resources

A cut-off grade of 20 % to 25 % P2O5 is applied depending on the processing characteristics of the phosphate rock. The cut-off grade differs for each mine based on operational experience of beneficiating the ores to produce the required phosphate concentrate grade. A cut-off grade of 20 % P2O5 is applied at Oron, 25 % P2O5 is applied at Rotem and 23 % P2O5 is applied at Zin as it has been proven that the required quality of phosphate concentrate can be reached at these cut-off grades.

In addition to the cut-off grade, a minimum seam thickness of 0.5 m is used by ICL Rotem and reflects the current minimum mining thickness for ripping phosphate ore by bulldozer.

For estimating the Mineral Resources, the following metallurgical recoveries were used and are based on actual production or predicted future production from metallurgical testwork:

•	Rotem beneficiation plant:
o	54 % for the current production scenario including low organic phosphate and bituminous phosphate for fertilizers.
o	69 % for bituminous phosphate for white phosphoric acid and fertilizers.
o	60 % for brown phosphate rock (from Oron) for green phosphoric acid and fertilizers.
•	Oron beneficiation plant:
o	59 % for the current production scenario including white phosphate.
o	60 % for brown phosphate for green phosphoric acid.
•	Zin:
o
56 % based on the historical large-scale mining operation at Zin. The Zin beneficiation plant will not be used for any future processing of phosphate rock, processing can be undertaken at either Oron or Rotem and the concentrate used for production of acids or fertilizers.

As is not uncommon for industrial minerals, the commodity price is not always applied, and the cut-off grade is rather based on the geological/mineralogical properties and processing efficiency to produce the required specification of product. Notwithstanding, the previous two-year’s average prices of US$1,178/t FOB for acid products and US$424/t FOB for fertilizer products are used in the Company’s economic evaluation to determine prospects of economic extraction.

11.14	Mineral Resource Statement

The Mineral Resources have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The QP considers, the Mineral Resource estimates presented in this TRS are a reasonable representation of the mineralisation at the ICL Rotem deposits given the current level of sampling and the geological understanding. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant technical and economic factors that would materially affect the Mineral Resource estimate.

As of December 31, 2024, ICL Rotem had 166.0 Mt of phosphate resources compared to 275.2 Mt as of December 31, 2023, a decrease of 109.2 Mt which resulted mainly from conversion of resources to reserves based on the planned changes to the operation following the successful processing trials. Additionally, some bituminous phosphate resources at Rotem in areas of thick oil shale overburden were removed from the Mineral Resource estimate as they are no longer suitable for mining.

11.15	Risk Factors that May Affect the Mineral Resource Estimate

The main risk factors relate to potential geological thinning of the phosphate seams compared to predicted thicknesses with a resulting impact on stripping ratios.

The QP recommends that a 3D block modelling approach should be considered by ICL Rotem for future Mineral Resource estimates. This would aid visualisation and communication of the resource model and integration with mine planning, scheduling and regular reconciliations with production data.

12	MINERAL RESERVE ESTIMATES

12.1	Summary

The Mineral Reserve estimate is for the Rotem, Oron and Zin mines and was produced by ICL Rotem and reviewed by the QP. The review confirmed the Mineral Reserve estimate was completed to a standard deemed acceptable by WAI and in accordance with SEC definitions.

Mineral Reserves are those parts of Mineral Resources, which, after the application of all modifying factors, result in an estimated tonnage and grade that is the basis of an economically viable project. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the economically mineralised rock and delivered to the processing plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative, or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

The Mineral Reserve estimate for the Rotem, Oron and Zin mines is based on the Mineral Resource estimate presented in Section 11 (Mineral Resources). Measured Mineral Resources were converted to Mineral Reserves through the application of modifying factors. There are no Indicated or Inferred Mineral Resources at Rotem, Oron or Zin.

The Mineral Reserve statement for the Rotem, Oron and Zin mines is presented in Table 12.1.

Table 12.1: Summary of Mineral Reserves for the Rotem, Oron and Zin Mines – December 31, 2024
Mine	Classification	White Phosphate (Mt)	Low Organic Phosphate (Mt)	Brown Phosphate (Mt)	High Organic & Bituminous Phosphate (Mt)	Total (Mt)	P2O5 (%)
Rotem	Proven	-	1.3	-	13.0	14.3	29.0
	Probable	-	-	-	-	-	-
	Proven + Probable	-	1.3	-	13.0	14.3	29.0
Zin	Proven	-	3.2	-	-	3.2	26.1
	Probable	-	-	-	-	-	-
	Proven + Probable	-	3.2	-	-	3.2	26.1
Oron	Proven	3.0	2.4	57.9	-	63.3	23.9
	Probable	-	-	-	-	-	-
	Proven + Probable	3.0	2.4	57.9	-	63.3	23.9
Total	Proven	3.0	6.9	57.9	13.0	80.8	24.9
	Probable	-	-	-	-	-	-
	Proven + Probable	3.0	6.9	57.9	13.0	80.8	24.9
Notes:
1.	Mineral Reserves are being reported in accordance with S-K 1300.
2.	Mineral Reserves were estimated by ICL Rotem and reviewed and accepted by WAI.
3.
The point of reference for the Mineral Reserves for Rotem and Oron is defined at the point where ore is delivered to the beneficiation plants, for Zin it is defined at the point where ore is delivered to the mobile crusher.

4.	Mineral Reserves are 100% attributable to ICL Rotem.
5.	Totals may not represent the sum of the parts due to rounding.
6.	Mineral Reserves are estimated at cut-off grades of 25% P2O5 for Rotem, 20% P2O5 for Oron and 23% P2O5 for Zin.
7.	A minimum mining width of 0.5m was used.
8.
Mineral Reserves are estimated using beneficiation plant metallurgical recoveries of 54% and 69% for Mineral Reserves at Rotem, 59% and 60% for Mineral Reserves at Oron and 50% for Mineral Reserves at Zin.

9.
Mineral Reserves are estimated using an average of the previous two years’ prices of $1,178/t FOB for acid products, $424/t FOB for fertilizer products and $114/t FOB for phosphate rock from Zin, and exchange rates of NIS:USD of 3.58 and EURO:USD of 0.91.

12.2	Mineral Reserve Estimation Methodology

The Mineral Resource model is used as the basis to define mining blocks using design objectives and constraints, including strip and block value, phosphate type and quality, as well as seam thickness. Mining block perimeters are designed and economic evaluation of phosphate value against stripping costs and other factors are calculated. The parameters employed in the calculation are as follows:

•	Tonnes of in situ phosphate rock.
•	Recoverable tonnes (tonnes of phosphate rock that can be mined taking into account planned and unplanned mining dilution and mining recovery).
•	Stripping ratio (the quantity of waste removed per tonne of phosphate rock mined).
•	Cost per tonne for mining (typically related to transport distance to beneficiation plant).
•	Cost per tonne including reclamation.
•	Beneficiation plant recovery.

12.3	Dilution and Mining Recovery

Mining recoveries at the three sites are nominally between 82 % and 92%. Planned mining dilution is 2.5 % while unplanned dilution is 7% - 15 % based on mining experience.

12.4	Cut-off Grade

A cut-off grade of 20 % to 25 % P2O5 is applied depending on the processing characteristics of the phosphate rock. The cut-off grade differs for each mine based on operational experience of beneficiating the ores to produce the required phosphate concentrate grade. A cut-off grade of 20 % P2O5 is applied at Oron, 25 % P2O5 is applied at Rotem and 23 % P2O5 is applied at Zin as it has been proven that the required quality of phosphate concentrate can be reached at these cut-off grades.

In addition to the cut-off grade, a minimum seam thickness of 0.5 m is used by ICL Rotem and reflects the current minimum mining thickness for ripping phosphate ore by bulldozer.

For estimating the Mineral Reserves, the following metallurgical recoveries were used and are based on actual production or predicted future production from metallurgical testwork:

•	Rotem beneficiation plant:
o	54 % for the current production scenario including low organic phosphate and bituminous phosphate for fertilizers.
o	69 % for bituminous phosphate for white phosphoric acid and fertilizers.
o	60 % for brown phosphate (from Oron) for green phosphoric acid and fertilizers.

•	Oron beneficiation plant:
o	59 % for the current production scenario including white phosphate.
o	60 % for brown phosphate for green phosphoric acid.
•	Zin:
o	50 % based on small scale mining of phosphate rock for further beneficiation at the Oron plant.

Mineral Reserves are estimated using the average of the previous two-year’s prices of US$1,178/t FOB for acid products and US$424/t FOB for fertilizer products. The previous two-year’s average price of US$114 /t FOB has been used for Mineral Reserves for phosphate rock from Zin.

12.5	Mineral Reserve Statement

The Mineral Reserves have been estimated in compliance with the Securities and Exchange Commission requirements (SEC, 2018) and are reported in accordance with S-K 1300 regulations.

The QP considers, the Mineral Reserve estimates presented in this TRS have been estimated using industry best practices. The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant technical and economic factors that would materially affect the Mineral Reserve estimate.

As of December 31, 2024, ICL Rotem had 80.8 Mt of phosphate reserves compared to 34.6 Mt as of December 31, 2023, an increase of 46.2 Mt which resulted mainly from conversion of resources to reserves based on the planned changes to the operation following the successful processing trials.

12.6	Risk Factors That Could Materially Affect the Mineral Reserve Estimate

The QP considers the Mineral Reserves are subject to the type of risks that are common to the mining industry and include changes in: commodity price, costs (mining, processing and G&A), geology, geotechnical or hydrological design assumptions, mining recovery and dilution, metallurgical recoveries, marketing, and assumptions on mineral tenure, permitting, environmental permitting and social license to operate.

The primary geological risks for the ICL Rotem deposits are geological thinning, increasing dip (therefore deepening), and hence economic extraction limits based on the overall economic strip ratio (due to increased overburden removal) for mining. As the open pits sit above the water table, and any ponding on the mining floor is from limited rainfall, the pits can be considered ‘dry pits’ from a geotechnical perspective and therefore no serious concerns related to pit wall stability due to water ingress is predicted.  As the pits are relatively shallow there is similarly low geotechnical risk.

13	MINING METHODS

The mining method used by ICL Rotem is open pit mining using traditional shovel and truck operations.
Mining at Rotem is a combination of contractor and owner operated while mining at Oron and Zin is entirely by contractor. Mining is undertaken in the following sequence:

•	Removal of topsoil (where present) up to 0.5 m depth by bulldozer. This material is stockpiled for later use in reclamation.
•	Overburden removal (Figure 13.1) using hydraulic excavators to load a fleet of haul trucks:
o
Overburden at Oron is harder and typically requires blasting (Figure 13.2). Overburden removal is undertaken by contractor and loaded to haul trucks and used to backfill areas of previous workings as progressive restoration. Waste mining rates at Oron are typically 6 to 7 Mm3 per annum.

o
Blasting of overburden is not always required at Rotem and free digging can be undertaken. Again, overburden is used for progressive restoration. Waste mining rates for Rotem are typically 14 to 15 Mm3 per annum.

o	Working areas are up to 80,000 m2 in surface area and several working areas are active at any one time.
•
Once overburden removal is complete, phosphate mining is undertaken sequentially in mining blocks as a series of strips. Bulldozers are used to work the phosphate by ripping 0.5 m high cuts (Figure 13.3). The ore is pushed into piles for loading by front end loaders into trucks. Typically, two bulldozers work simultaneously in one area. After the phosphate has been piled and loaded, the interburden is removed in the same manner.

Figure 13.1: Overburden Removal at Rotem

Figure 13.2: Drilling for Blasting at Oron

Figure 13.3: Ripping of Phosphate Ore at Rotem

13.1	Geotechnics and Hydrogeology

The overburden and phosphate seams are worked in benches of 3.0 m in height with slope angles of between 25 and 45 degrees depending on the local geotechnical situation. Where drilling and blasting is required, the holes are filled with a site mixed ANFO using a specialist truck. The powder factor is kept low to ‘ease’ the rock for loading not disintegrate it. Final benches must be 15.0 m high with a minimum of a 3.0 m catch bench. If the bench needs to be accessed in the future, then a 10.0 m wide bench and berm must be left. Final pit walls do not have a significant impact on the overall pit slope stability due to the extensive area of the deposits.

The Negev and Arava Basins are located in the most arid region of Israel where precipitation is extremely low. The recharge to the aquifer is by infiltration from isolated flash flood events which occur, at most, just a few times each year. Generally, groundwater flows from the Sinai and the Negev areas into the Arava valley, southern Dead Sea and the Gulf of Eilat. A local surface and groundwater divide exists in the central Arava which divides the flow towards the Dead Sea in the north and the Gulf of Eilat in the South. Mine water inflow is negligible and rainfall minimal, as such no account of hydrogeological parameters is required in the mine design. During brief periods of heavy rainfall, mine operations are sometime suspended as haul roads can become slippery and a risk to mine traffic.

13.2	Mining Strategy

The mining strategy involves developing a mine design from a geological model using Vulcan software. A detailed report is then produced, and the design is prepared from which long range mine plans are produced and are updated every year. The plans show the bench configuration and operating sequence and a series of plans that illustrate the expected grades, overburden isopaches, phosphate thicknesses and strip ratios. Mining costs are calculated to ensure the plan is economic. Lidar aerial surveys (3-D laser scanning) are used to develop the mine design. For waste volumes a swell factor of 25 - 30% is used. The designed mining strips for Rotem (bituminous phosphate) and Oron (brown phosphate) are shown in Figure 13.4 and Figure 13.5, respectively.

A computerised data management system is used to control the production locations, drilling and blast designs, survey requirements and quality expectations daily. Correlation is carried out between the predicted production and quality and that produced to ensure quality is maintained at the required level. Once the overburden and phosphate layers are removed the areas are backfilled from the adjacent working area and reclaimed progressively.

Overburden, interburden and phosphate have different thicknesses at each mine and depending on the location within the mine. The mining method remains the same but how it is applied varies depending on the local conditions. Mining strategy is based on the grade of phosphate required at the plant, strip ratio and cost of production. Production is blended to supply the required phosphate grade. High-grade material is blended with lower grade material to extend the life of the high-grade material. Numerous areas are worked at one time to ensure consistent quality of the ore.

Figure 13.4: Planned Mining Strips for Life of Mine of Rotem Bituminous Phosphate

Figure 13.5: Planned Mining Strips for Life of Mine of Oron Brown Phosphate

13.3	Production

The previous five years of mine production by ICL Rotem is summarised in Table 13.1.

Table 13.1: Total ICL Rotem Mine Production (2020 – 2024)
Year	Total Mine Production of Phosphate Ore (kt)	Grade P2O5 (%) (Before / After Beneficiation)
2020	6,263	26 / 32
2021	4,893	26 / 32
2022	4,488	26 / 32
2023	5,770	25 / 32
2024	5,808	23 / 31
2020 includes production from Zin prior to cessation of operations

13.4	Life of Mine Schedule

The deposits are classified by ICL Rotem mainly based on the amount of organic material present in the phosphate rock. Central areas of the deposits are generally associated with higher levels of organics while lower organic contents are generally found towards the deposit margins. The organic content (along with levels of potential contaminants) dictates the processing methods and final products. The following classification of phosphate ores is used:

•	White (<0.25% organic matter)
•	Low Organic (0.25 to 0.35% organic matter),
•	Brown and High Organic (>0.35% to 1.0% organic matter)
•	Bituminous (>1.0% organic matter).

Based on the availability of these ores, the existing production scenario used by ICL Rotem is as follows:

•
White phosphate rock from Oron is mined and processed at the Oron beneficiation plant and the phosphate concentrate transported to the Rotem plant for further processing into higher added value products such as white phosphoric acids for food applications.

•	Low organic phosphate rock from Rotem is processed at the Rotem plant to produce green (impure) phosphoric acids for agricultural applications.
•
Bituminous phosphate rock from the centre of the Rotem deposit is mined and used to produce fertilizers at the Rotem plant. Further significant bituminous phosphate exists within the deeper parts of the Rotem deposit, however, only limited mining of this has occurred to date due to the presence of thick overburden (10 to 50 meters) containing horizons of oil shale. The oil shale contains 12 - 21 % organic matter and is susceptible to self-combustion when exposed by mining.

The existing production scenario is planned to continue until 2025 when white phosphate rock at Oron will be mostly depleted. To maintain current production levels, the following changes to the operation will then be made by ICL Rotem:

•
The Oron beneficiation plant will be reconfigured to allow brown and low organic phosphate rock to be mined and processed at Oron and the phosphate concentrate transported to the Rotem plant for use in the production of green phosphoric acid. In addition, brown phosphate rock from Oron will be transported by truck to the Rotem beneficiation plant and used to produce additional green phosphoric acid and fertilizers after 2029.

•
The Rotem beneficiation plant will process bituminous phosphate rock mined from Rotem, and the concentrate used in the production of white phosphoric acid. Overburden containing horizons of oil shale will be stripped to allow access to the underlying bituminous rock. An upper limit of around 20 % of the total overburden will be allowed to contain oil shale and this will be transported to designated waste dumps and capped using marl rock.

•	Bituminous phosphate rock from Rotem will also continue to be used to produce fertilizers.
•
Mining of the available bituminous rock at Rotem to produce white phosphoric acid is planned to be completed by the end of 2029 and the remainder of white phosphate at Oron will be used for speciality fertilizers.

•
Small scale mining at Zin of approximately 0.2 Mtpa of low organic phosphate rock is planned to continue for the life of mine (LOM) using in-pit crushing and screening and final processing at the Oron beneficiation plant.

The planned changes to the operation are based on recent pilot plant testwork that included 250 kt of brown phosphate and 180 kt of bituminous phosphate being successfully processed through the existing plants to produce green and white phosphoric acids, respectively.

The LOM for ICL Rotem runs from 2025 to 2040 (inclusive) with an average mining rate of around 5 Mtpa. The LOM schedule is shown in Figure 13.6.

Figure 13.6: ICL Rotem Life of Mine Schedule
Notes:
1.	Ore tonnes are Proven Mineral Reserves as presented in Section 12 of this report.
2.	Mining losses and mining dilution applied as detailed in Section 12 of this report.
3.	Totals may not represent the sum of the parts due to rounding.

The existing production scenario used by the operation will continue until 2025, after which the operation will switch to the new production scenario. Based on this expected scenario, the life of mine of the ICL Rotem operation is as follows:

•
Rotem site: The life of mine at Rotem runs from 2025 to 2029 (inclusive) based on 1.3 Mt of reserves of low organic phosphate that will be mined in 2025 and 13.0 Mt of reserves of bituminous phosphate for production of fertilizers and white phosphoric acid, with an annual average mining rate of 2.6 Mt in the years 2025 – 2029. Reserves of bituminous phosphate are only reported for areas in which the total overburden required to be mined contains a maximum of around 20 % oil shale. Significant resources (62.6 Mt) of bituminous phosphate are present beneath an overburden containing higher amounts of oil shale and ICL Rotem plans further technical studies to assess the potential for mining and stockpiling this overburden.

•
Oron site: The life of mine at Oron runs from 2025 to 2040 (inclusive) based on 3.0 Mt of reserves of white phosphate rock, with an annual average mining rate of 0.2 Mt for the years 2025 – 2040, as well as 60.3 Mt of reserves of brown and low organic phosphate , of which 0.6 Mt will be mined in 2025 and 30 Mt in the years 2026-2040 at an annual average mining rate of 2 Mt. In the years 2030-2040, 29.7 Mt of brown phosphate rock will be transported to Rotem beneficiation plant for processing to produce additional green phosphoric acid and fertilizers at an annual average mining rate of 2.7 Mt.

•
Zin site: The life of mine at Zin runs from 2025 to 2040 (inclusive) based on reserves of 3.2 Mt of low organic phosphate for small-scale product sales (using minor mining equipment located inside the open pit without utilizing the Zin beneficiation plant). Additional resources (11.8 Mt) of low organic phosphate are available at Zin should these be required by ICL Rotem in the future.

According to the Mineral Reserves estimates as of December 31, 2024, ICL Rotem operation is not expected to significantly change until 2029 (inclusive), at which time ICL Rotem will reassess its production activity in light of market conditions and available alternatives, including the success of its efforts to increase the Mineral Reserves for its operations.

13.5	Mining Equipment

Mining equipment owned or leased by ICL Rotem is shown in Table 13.2, this equipment operates within the Rotem mine. Overburden is loaded by a contractor owned hydraulic excavator (Liebherr 9150) and their own fleet of CAT 777 and 775F haul trucks. Mining equipment at Oron is all contractor owned and operated. These include mining loaders and trucks, the loading equipment for overburden being a 7 m3 bucket loading into 65 t capacity trucks. Phosphate is ripped using D10 bulldozers and is loaded by front-end loaders into road trucks.

Table 13.2: ICL Rotem Summary of Mining Equipment
	Machine			Manufacturer	Main Parameter
Owned	Dump truck	1	630E	HAULPAK DRESSER	130 t
		6	EH3500ACII	HITACHI	162 t
	Loader	2	L1100	LeTourneau	Bucket capacity 16.8m3
	ANFO MIXER	2	DAF8*4	TREAD	17.4m^2
				AMERIND	19.6m^2
	Tire Handler	2	ZW310-7	HITACHI + OTR tire handler	-
			Cat966
	Service Truck	2	DAF8*4		18t
			Inter		10t
Leased	Maniscope	1	Jcb telehandler	15.5m	4t
Leased	Excavators	1	9350	Liebherr	Backhoe 18.7m^2

13.6	Mining Personnel

At Rotem there is a mix of permanent employees and contractors while at Oron mining is undertaken entirely by contractors but managed by ICL Rotem staff. There are approximately 250 contractors working at the operations. The mine operates on a 24/7 basis.

A summary of ICL Rotem mining personnel is shown in Table 13.3.

Table 13.3: ICL Rotem Mining Personnel
Department	Number
Operations	46
Maintenance & Drilling and Blasting	5
Geology	2
Planning	1
Rock Mechanics	22
Operational Excellence, Innovation & Process Engineering	1
Health & Safety	1
Total	78

14	PROCESSING AND RECOVERY METHODS

ICL Rotem operates two beneficiation plants at Rotem and Oron. In addition, at Rotem, ICL Rotem operates a fertilizer and acid facility that takes phosphate concentrate from the beneficiation plants and uses it to produce a range of acid and fertilizer products including:

•	Phosphoric acid for agricultural applications (green phosphoric acid).
•	Technical phosphoric acid for food applications (white phosphoric acid).
•	Phosphate fertilizers (GTSP, GSSP).
•	Special fertilizers (MKP, MAP, Hipeck, PicAcid) and composite fertilizers.

A schematic flowsheet for the operation is shown in Figure 14.1.

Figure 14.1: Overview of ICL Rotem Processing Operations

14.1	Oron Beneficiation Plant

The current Oron beneficiation plant was built in 1992 and was designed to process 182 tph of ROM phosphate ore containing 24 % P2O5 from the Oron mine and produce 76.5 tph of concentrate containing 32 % P2O5. From 2005 to 2010, the capacity of the plant was increased to 309 tph of ROM phosphate ore, from which about 1.3 Mtpa of phosphate concentrate containing on average 31.3 % P2O5 can be produced.

The Oron mine has limited remaining reserves of white phosphate while significant reserves of brown phosphate exist. White phosphate rock has a very low content of reactive organic material (humic and fulvic acids etc.) while brown phosphate rock may contain up to 0.8 % of reactive organic material.  Reactive organic material can result in problems when the phosphate is used to make phosphoric acid because it causes foaming in the phosphoric acid plant. However, plant trials have confirmed that brown phosphate can be successfully processed to produce green phosphoric acid, and this is further detailed in Section 10 (Mineral Processing and Metallurgical Testing).

In 2024, the beneficiation plant treated approximately 2.5 Mt of ore at 22.7 % P2O5 and produced approximately 1 Mt of concentrate grading 30.4 % P2O5.

The ore consists, for the most part of fluorapatite as the main phosphate mineral while siliceous chert, siliceous phosphate, calcite, salt, and occasional dolomite are also present. Small amounts of montmorillonite clay, some microcrystalline quartz and a small amount of gypsum are also present.  The white phosphate ore contains low amounts of organic material which increases in the brown phosphate ores along with cadmium. After dis-aggregation, the contaminants tend to be concentrated in the coarse and very fine fractions, so classification and rejection of the finest and coarsest fractions is the main means of upgrading the ore. Flotation is used to remove calcite from the remaining material.  A simplified flow diagram is shown in Figure 14.2.

Oron Beneficiation Plant
Flow Diagram
Water
Jaw Crusher
1" Screen
Impact Breaker
Classifier
Silo
Ball Mill
Ball Mill
Coarse Rejects
Carbonate Flotation
Deslime Cyclones
water
Filter
Thickener
Oron washed Phosphate
to fine reject pond

Figure 14.2: Oron Beneficiation Plant Flowsheet

The ROM ore is transported by haul trucks into a hopper and is discharged by an apron feeder via a coarse vibrating screen to a single toggle jaw crusher. The screen underflow is combined with the crusher product and conveyed to a vibrating screen with a 1” aperture. The screen oversize fraction discharges to a horizontal shaft impact breaker and the product combined with the screen undersize and conveyed to a storage silo at the head of the wet beneficiation circuit.

The rock with a particle size finer than 1” is drawn from the silo by a belt feeder at about 290 tph and conveyed to a 1.2 m by 3.6 m vibrating screen with a 4 mm aperture. Water sprays on the screen ensure a clean separation and the screen undersize flows to a 72” spiral classifier. The screen oversize gravitates to one of two ball mills, where it is combined with the spiral classifier coarse fraction and the underflow from the mill hydrocyclones. The ground ore discharges from the mill through a trommel screen with an aperture of 5 mesh.  Approximately 2.0 tph of coarse material is rejected from the trommel screen. After passing through the trommel screen the ore is pumped to the spiral classifier and the overflow is pumped to the mill hydrocyclones. As described above, the cyclone underflow returns to the mills while the cyclone overflow is discharged to the de-sliming circuit.

The ground pulp is pumped to a 2-stage desliming circuit involving hydrocyclones. The overflow from the first cyclone (minus 400 mesh) is rejected to the 10 m slimes thickener. An additional thickener will be included to process the brown phosphate ores. The underflow is diluted with water and gravitates to the second cyclone, whose underflow discharges to the flotation feed pump. Overflow from the second cyclone is recycled to the head of the deslime circuit.

Flotation feed is pumped to an agitated conditioning tank. Here the pH is adjusted to 5.5 with sulphuric acid, and the emulsified fatty acid collector and frother are added. The pulp overflows to four Metso: Outotec 30 m3 cylindrical flotation cells, and the tailings is divided between three parallel banks, each of four or five, 5 m3 flotation cells. The flotation concentrate is combined with the slimes thickener underflow and pumped to a dedicated tailings storage facility (TSF), from which the water is reclaimed to the plant. The final phosphate concentrate, is pumped to dewatering cyclones whose underflow gravitates to one of two 30 m2 horizontal belt vacuum filters. The filter cake is rinsed with fresh water on the filter and then discharged by conveyor to a stockpile where it naturally drains from about 20 % to about 15 % moisture content. It is then reclaimed from the stockpile and the concentrate transported to Rotem by trucks.

At Oron, there is also a central laboratory and testwork facility. As well as routine assay analysis on geological and plant samples, the facility also conducts monthly metallurgical tests on samples from all sites to simulate plant performance and predict the metallurgical results on run of mine ore. Any metallurgical issues identified are communicated promptly to the process plant management teams such that remedial measures can be taken to ensure product quality is maintained. Samples are also sent for mineralogical studies as required.

There is a current R&D project to investigate potential reprocessing of the tailings material, which contains on average approximately 17 % P2O5.

14.2	Rotem Beneficiation Plant

The Rotem beneficiation plant was built in the mid-1970’s and can process up to 2.9 Mt of ore. Approximately one third of this material is high-grade reactive (bituminous) phosphate rock, which is crushed to reject the coarse fraction and then dried and used in the fertilizer plant. The other two thirds consist of low organic phosphate which is beneficiated to produce concentrate that is used directly for phosphoric acid production and for use in fertilizers.

In the central part of the Rotem deposit there are two phosphate layers separated by a shallow limestone marker. The upper layer is low-grade phosphate (28 – 29 % P2O5) and is beneficiated for phosphoric acid production. The lower bituminous layer is high-grade phosphate (31 – 32% P2O5), which has a high reactivity, and is crushed and screened for fertilizer production. The bituminous phosphate is currently used as rock for fertilizer (including GTSP and GSSP products) while the low organic rock is used to produce phosphoric acid. No significant changes to the Rotem beneficiation plant are required in the future to produce phosphoric acid and fertilizers from bituminous phosphate rock or from brown phosphate rock.

There are two adjacent primary crushers at Rotem. High-grade ore is delivered to the west crusher.  Figure 14.3 shows a simplified flow diagram for the beneficiation of the high-grade ore (Plant 70B).

Arad West Beneficiation Plant
Flow Diagram
Jaw Crusher
Impact Crusher
Coarse Rejects
Silo
Water
To Atmosphere
Dust Scrubber
Rotary Kiln Dryer
Fine Wet Reject
Dry Classifier
Fines
Fines to Fertilizer Plant
Coarse Reject
High Grade Arad Phosphate for Export

Figure 14.3: Rotem Dry Beneficiation Plant 70B

An apron feeder draws ore from the bin to a vibrating screen. The screen oversize is crushed and the screen undersize joins the crushed product on a conveyor to the secondary crushing plant. The ore is then fed to a vibrating screen with a 1” deck aperture, the screen oversize is crushed in a horizontal shaft impactor and the crushed product is fed to another vibrating screen with a 1” deck aperture.  Oversize from the second screen is rejected to a stockpile.

Undersize from both screens is conveyed to a silo. A feeder under the silo conveys the ore to an air swept rotary kiln dryer. Coarse material discharging from the dryer is fed to a 4 mesh screen (4.76 mm). Screen oversize is rejected and the screen undersize forms the primary coarse product. Fine material (≈60% <100 mesh) is drawn by the air stream to a bank of cyclones, whose underflow is fed to an air classifier. The coarse fraction from the classifier forms the secondary coarse product and is normally combined with the primary coarse product to produce high grade phosphate rock for export. The fine fraction from the classifier is sent to the fertilizer plant. The cyclone overflow passes through a centrifugal fan to a scrubber, from which slurry forms the fine wet reject from the plant and scrubbed air is vented to the atmosphere.

Low-grade ore is delivered to the east crusher, where it is crushed in the same way as the west crusher. It is dry beneficiated in the same way as the high-grade ore and then conveyed about 1.0 km to the west beneficiation plant for wet beneficiation as shown in Figure 14.4.

Arad East Beneficiation Plant
Flow Diagram
Jaw Crusher
1" Screen
Impact Crusher
Conveyor from Dry Plant
Coarse Rejects
Water
1/2" Screen
Classifier
Water
Rod Mill
Flotation
Thickener
to fine reject pond
horizontal belt vacuum filter
Washed phosphate for acid plant

Figure 14.4: Rotem Wet Beneficiation Plant 20

The wet plant (Plant 20) is designed to process 162 dry tph. The ore is delivered to a vibrating screen with a 1/2” deck aperture, which is washed with water. The screen undersize gravitates to a second vibrating screen with a 20-mesh deck. The oversize from both screens is delivered to a 16 m3 Nordberg rod mill.

The mill discharge is pumped to a spiral classifier from which the sands are returned to the mill. The undersize fraction from the 20-mesh screen is pumped to a pair of 26” hydrocyclones, whose underflow is pumped to a dewatering cyclone ahead of the final concentrate filter.

The overflow from the hydrocyclones joins the spiral classifier overflow and is pumped to a bank of hydrocyclones and the underflow is pumped to the conditioner ahead of the flotation circuit. The overflow from these hydrocyclones goes to the 75 m slimes thickener. The pulp is conditioned in brackish water at a pH of 5.5 using hydrochloric acid.

The flotation gives a clean separation of the carbonate from the phosphate rock but is essentially unselective for other minerals. The operations at the phosphate mines of ICL Rotem are sometimes referred to as reverse flotation, as it is the waste product (calcite) that is collected and removed.

The flotation concentrate flows to the slimes thickener and the tailing, which is the final phosphate concentrate, is pumped to a dewatering cyclone whose underflow gravitates to the horizontal belt vacuum filter. The coarse sands are fed to the filter ahead of the flotation tailing. The filter cake is conveyed to a stockpile where it is permitted to dry, before being reclaimed and delivered to the phosphoric acid plant.

Residue from the slimes thickener is pumped to a dedicated TSF and water is reclaimed for reuse in the plant. The coarse reject fractions are used for road construction in the mine area.

In 2024, the Rotem beneficiation plant is processed 1.4 Mt of ore for phosphoric acid at approximately 28.2% P2O5 and 0.84 Mt of ore for fertilizers at approximately 29.5 % P2O5.

R&D efforts and a plant trial as detailed in Section 10 (Mineral Processing and Metallurgical Testing) confirmed that bituminous phosphate rock can be used for white acid production (also used for direct export and for fertilizer production). Of note is that the kerogen contained within the ore, which accounts for most of the organic carbon content, is apparently not dissolved by the phosphoric acid as an impurity and remains unreacted in the gypsum.

There is a comprehensive assay and laboratory facility to ensure product quality is maintained.

14.3	Zin Beneficiation Plant

The Zin beneficiation plant was built in 1976 and was designed to process 4.6 Mtpa of ROM phosphate rock on two parallel lines and produce approximately 2.2 Mt of washed phosphate rock per year. Of this production, about 1.7 Mt was fed to a calcination plant to produce about 1.2 Mt of calcined phosphate rock.

The Zin beneficiation plant is no longer operating, having closed in 2020.

14.4	Rotem Fertilizer and Acid Facilities

The fertilizer and acid processing facilities at Rotem have been developed over decades for the processing of phosphate concentrate into various acid and fertilizer products. A summary of the plants is given in Table 14.1.

Table 14.1: Rotem Fertilizer and Acid Plants
Plant Number	Facilities
Plant 10	Sulfuric Acid
Plant 11	Sulfuric Acid
Plants 20 and 70	Beneficiation Plant
Plant 30	Green Acid Plant
Plant 31	Green Acid Plant
Plant 32	Green Acid Plant
Plant 40	Fertilizer Plant
Plant 42	Fertilizer Plant
Plant 50	Fertilizer Plant
White Acid 1	White Acid Plant
White Acid 2	White Acid Plant
White Acid 3	White Acid Plant
White Acid 4	White Acid Plant
White Acid 5	White Acid Plant
MKP	Special Fertilizers
MAP	Special Fertilizers

Imported sulphur is used in two sulphur burning sulphuric acid plants. While some sulphuric acid is sold, and some used directly for the manufacture of fertilizer, the greater part is used in two phosphoric acid plants to produce green phosphoric acid.

Most of the acid is used for the manufacture of fertilizers, but part is purified in a plant that removes sulphate, cadmium, arsenic, and fluorine to produce “4D” phosphoric acid which is further processed to produce white phosphoric acid. Some of the white phosphoric acid is sold and some is used for the manufacture of specialist products.

The plants that comprise the Rotem fertilizer and acid facility are described in the following sections.

14.4.1	Sulphuric Acid Plants

ICL Rotem operates two sulphuric acid plants. A schematic flowsheet is shown in Figure 14.5.

DRY AIR
S
burning-
$S + O_2 \rightarrow SO_2$
Converter
$SO_2 + 1/2O_2 \leftrightarrow SO_3$
H_2O
absorption
$SO_3 + H_2SO_4 \leftrightarrow H_2S_2O_7$
concentration
dilution
$H_2S_2O_7 + H_2O \rightarrow 2H_2SO_4$
H_2SO_4
H_2SO_4 98.5%

Figure 14.5:  Sulphuric Acid Production

№ 10 plant is an 800 ktpa double contact, double absorption, sulphur burning sulphuric acid plant. It was constructed in the late 1970’s and has been in continuous operation since this time.

№ 11 plant is a 1.2 Mtpa plant of similar design. Imported sulphur for both plants is melted with lime to maintain the pH above 7. The molten sulphur is filtered through a stainless-steel filter pre-coated with diatomite and then stored in a 10,000 t molten sulphur tank that serves both plants. The sulphur is burnt with dried, filtered air and the hot gas passes through a boiler which produces steam at 280°C.  The sulphur dioxide gas with surplus air passes through the contactor that is charged with vanadium pentoxide catalyst. The sulphur dioxide is oxidised to sulphur trioxide producing more heat which is used to superheat the steam before the gas returns to the contactor for more of the remaining sulphur dioxide to be converted to sulphur trioxide. After three passes through the contactor the gas passes to an absorber column in which the sulphur trioxide is absorbed in 98.5 % sulphuric acid. The remaining gas returns to a fourth pass of the contactor before being absorbed in acid again.

Both plants are very similar, although № 10 plant has two boilers and one superheater, while № 11 has one boiler and three superheaters. The steam is used to drive turbo-generators which generate electricity and produce waste steam that is used in various stages of the processing.

№ 11 plant has a sodium bisulphite plant which extracts sulphur dioxide from the gas stream, cools it, absorbs sulphur trioxide and reacts the remaining gas with water and sodium hydroxide to produce up to 1,200 tpm of sodium bisulphite which is sold as a preservative.

The plants operate reliably subject to a 21-day shut down every two years for major maintenance.

14.4.2	Phosphoric Acid Plants

Plant № 30 is a Prayon process phosphoric acid plant that was built in the late 1970’s with a nominal capacity of 250 ktpa of contained P2O5 in phosphoric acid (equivalent to 500 ktpa H3PO4).

The Prayon process includes four evacuated agitated reactors in which the apatite in the phosphate rock concentrate is reacted with sulphuric acid to produce phosphoric acid, gypsum and silicon fluoride in stages, without directly contacting the sulphuric acid with the phosphate rock. Perlite is added to the process to absorb the hydrogen fluoride that would otherwise be produced. The silicon tetrafluoride is removed in gaseous form by the vacuum system and passes to an absorber, where it is dissolved in water to produce a fluorosilicic acid by-product. Some of this is sold and part is used to adjust the pH in the flotation operations at the concentrating plants. The residual slurry of gypsum in phosphoric acid is filtered on a vacuum pan filter from which the filtrate is dilute (28 %P2O5) phosphoric acid. This is then concentrated by heating with steam under vacuum to produce green phosphoric acid (54 %P2O5).

A flowsheet for the manufacture of phosphoric acid is shown in Figure 14.6.

$$Ca_{10}(PO_4)_6F_2 + 10H_2SO_{4(aq)} + 10nH_2O_{(l)} \rightarrow 10CaSO_4 \cdot nH_2O + 6H_3PO_{4(aq)} + 2HF$$

מתקן 20
Phosphate
פוספט שטוף
פרליט
H2SO4
חומצה גופרתית
מתקן 10/11
Reaction
רפש תגובה
ח.חוזרת
Filtration
גבס מסנן
gypsum
רפש גבס
אגמי הגבס
Gypsum pond
dilute acid
28%
precipitation
40%
54%
concentration
חומצה מרוכזת
product
Fertilizers plant
Product ponds

7

Figure 14.6:  Phosphoric Acid Production

The gypsum is re-pulped in water and pumped to the gypsum tailings ponds close to the plant site. The water from the ponds is decanted back to the plant and the gypsum is permitted to dry. The walls of the ponds are then raised by mechanically excavating gypsum from the ponds, placing it on top of the existing wall and compacting it.

Plant № 31 is an isothermal process phosphoric acid plant that was built in 1996 with a nominal capacity of 350 ktpa of contained P2O5 in phosphoric acid. Although the overall chemical reaction in the isothermal process is the same as in the Prayon process, the isothermal process employs a single very large (1,300 m3) reactor. This is a cylindrical steel vessel lined with brick and rubber, equipped with a draft tube and a powerful (2,000 bhp) agitator. A slurry of phosphate rock concentrate mixed with 2.5 % perlite is introduced to the bottom of the vessel and sulphuric acid is added at the top.  Dilute phosphoric acid from the gypsum filters is also added to the top of the vessel. The temperature is maintained at 76 – 78 °C by adjusting the vacuum which removes heat by evaporating water.  Slurry overflowing from the reactor goes to a stock tank ahead of a horizontal pan filter. The first filtrate from the filter is the product phosphoric acid. The filter cake is then washed with filtrate from a horizontal belt filter before being discharged to a repulper before being refiltered on the horizontal belt filter. Wash filtrate from the pan filter returns to the reactor.

Gypsum from the horizontal belt filter is conveyed to the top of a gypsum dump where front end loaders are used to distribute it over a radius of approximately 100 m. From time to time the conveyor is extended. Five tonnes of gypsum are produced for each tonne of phosphoric acid.

Both phosphoric acid plants operate reliably subject to an annual shut-down of 10 – 14 days with a half-day shut down for maintenance each month. Both recover about 90 % of the phosphorus to phosphoric acid. № 30 plant, the Prayon process plant is less sensitive to impurity levels in the phosphate rock concentrate. № 31 plant requires phosphate concentrate with less than 0.5 % fluorine and with very low reactive organic content as higher levels cause excessive foaming in the reactor. White phosphate concentrate from Oron is currently used in this plant. As a result, plant 31 produces a significantly purer green acid than plant 30, with total organic carbon of 200 ppm.

14.4.3	The Four D Plant

Plant № 32 receives about half of the green phosphoric acid from plant № 31 and purifies it by the removal of sulphate, cadmium, arsenic and fluorine. The processes employed are ICL Rotem’s proprietary methods. Part of the 4D acid is sold, but most passes to the white phosphoric acid plant.

14.4.4	White Phosphoric Acid Plant

The white phosphoric acid plant uses ICL Rotem’s proprietary methods to purify phosphoric acid to food grade acid. Hydrogen peroxide is used to remove residual organic material, and solvent extraction is used to remove metal impurities. Approximately 92 % of the phosphoric acid is recovered to white phosphoric acid with a maximum production of 180 ktpa. The basic flowsheet for white acid production is shown in Figure 14.7.

Alcohol Carbon Columns
GREEN ACID
Acid Pre Treatment
Extraction plant
Solvents Recovery & First concentration
Acid Carbon Columns
Raffinate Solvents Recovery
First concentration
Stripper columns
Second concentration
Bleaching
Daily tanks
Raffinate
Transportation & Barrels
White Acid

Figure 14.7:  White Acid Production

14.5	Fertilizer Plants

Phosphate rock is not normally reactive so cannot be directly used as a fertilizer. It is activated by the addition of acid. Single super-phosphate fertilizers are made by mixing low-grade (29 – 30 %P2O5) phosphate rock with sulphuric acid. Triple super-phosphate fertilizers are made by mixing high-grade (>32 %P2O5) phosphate rock with phosphoric acid. The basic chemical reactions are shown in Figure 14.8.

Figure 14.8:  Phosphorus Fertilizer Production Chemistry

The phosphate concentrate is first dried in a rotary kiln heated by burning natural gas. The dried concentrate is then ground in an air-swept pendulum roller mill from which the product is classified, coarse material returns to the mill and the fine product (95 % finer than 100 mesh (147 microns)) is blown into a silo. The concentrate is then drawn from the silo using a screw conveyor and fed to a pug mill together with water and acid.

The reaction generates heat and, when producing single super phosphate, the pug mill operates at 140°C. Gas is evolved and this is collected and scrubbed with alkaline water. The mixed pug mill product is conveyed on a curing conveyor at about 110 °C either to a stockpile or directly to the granulating plant. When triple super phosphate is produced, the reaction temperature is only 70 – 75 °C and less gas is evolved.

The granulating plants use drums to granulate the fertilizer to provide the particle size required by the market. The drum rotates slowly, and steam is injected to assist granulation. The drum product is dried in a rotary dryer and screened on a double deck vibrating screen. The fraction between 1 and 4 mm forms the product; coarse and fine material is re-cycled. There are two granulation plants; in one the coarse oversize material is crushed and returned to the granulator; the other crushes the oversize and returns it to the dryer.

The 1 – 4 mm product is conveyed to storage. Before despatch it is fed to a coating drum in which oil is added to strengthen the granules and improve their moisture resistance. They are then finally screened to remove any fines before despatch. The finished fertilizer is stored in silos above the rail track awaiting loading and despatch by rail.

14.5.1	Mono Ammonium Phosphate

Ammonia is imported and mixed with white phosphoric acid to make up to 50 ktpa of soluble mono ammonium phosphate fertilizer as shown in Figure 14.9.

Figure 14.9: MAP Production Flowsheet

14.5.2	Mono Kalium Phosphate

Mono Kalium Phosphate (MKP) fertilizer is made in a separate plant that uses white phosphate concentrate from Oron, white phosphoric acid and potash from the Dead Sea Works. This plant produces a gypsum waste product that is transported by truck to a separate smaller gypsum dump close to the plant.

From time to time, NPK (Nitrogen, Phosphorus, Potash) fertilizers are made at Rotem, although this is not a regular product.

14.6	Processing Personnel

The processing personnel for the ICL Rotem operation is shown in Table 14.2.

Table 14.2: ICL Rotem Processing Personnel
Facility	Number of Personnel
Fertilizer plant	75
Quality Assurance	3
Engineering	8
Beneficiation lab	9
Raw material	6
R&D	21
MKP plant	45
Analytical lab	27
Oron beneficiation plant	43
Rotem beneficiation plant	39
Sulfuric acid plant	37
Phosphoric acid plant	79
White Phosphoric acid plant	61
Energy plant	21
Rotem transportation	36
Asdod transportation	16
Offices and Householder	101
Personal contract / Managers	130
Total	757

15	INFRASTRUCTURE

Infrastructure associated with the ICL Rotem Property includes the Rotem, Oron and Zin open pit mines, beneficiation plants at Rotem and Oron and associated infrastructure, fertilizer and acid plants and associated infrastructure, rail line linking all three sites, rail load out facility at Tzefa, a power plant at Rotem and port facilities at Ashdod and Eilat. There is a well-maintained network of paved highways, rail services, excellent telecommunications facilities, national grid electricity and gas, and sufficient water supply.

15.1	Surface Layout

An overview of the surface layouts at Rotem and Oron is shown in Figure 15.1 and Figure 15.2. The Zin beneficiation plant will not be used for any future operations.

Figure 15.1: Rotem Surface Layout

Figure 15.2: Oron Surface Layout

15.2	Roads

All of the mine sites can be accessed by the national highways. Rotem is approximately 54 km from Be’er Sheva and is accessed by road via Highways 40 and 25 and then Route 258. Oron is linked to Rotem via Route 206 which joins Highway 25. Zin is accessed from Oron by Route 227 which joins to Route 226 to the north of Oron. In addition, there is an internal private haul road that links Oron to Zin.

Road transport is undertaken by ICL Tovala including transportation of phosphate concentrate from the Oron beneficiation plant using 40 t road-going rigid trucks and trailers. Approximately 1 Mtpa of concentrate is transported in this manner.

15.3	Rail

All three sites are connected by an internal rail line. Exports to the port of Ashdod leave from Mishor Rotem. There is a railhead with load out facilities at Tzefa which connects to the Dead Sea Works via an 18 km conveyor belt and is used to also transport potash products.

15.4	Ports

Transportation of raw materials and product is via road and rail to port facilities at Ashdod or Eilat. Ashdod port was constructed in 1965 and has two ship loading facilities, a linear berth with ship loading and a second berth with a radial ship loading facility. Ashdod port provides links to Europe, North and South America and is a modern port facility. It is a deep-water berth of 15.5 m deep that can accommodate panamax sized vessels capable of 65,000 t payloads. The two largest warehouses contain phosphate rock which is stored undercover. Rail wagons enter the facility and off-load the product through floor grids directly onto a conveyor which takes the product to the storage warehouse.  Ships are loaded via a Cleveland Cascade by a series of conveyors that can deliver product from any one of five storage warehouses.

Eilat port opened in 1957 and allows shipments exiting to the Far East. Shipping volume from the Port is relatively low compared to Ashdod or Haifa and is restricted by the fact that there is no deep-water berth. Typically ships arriving at Eilat can hold around 35,000 t payloads. Products are transported to Eilat by road.

15.5	Power

Power supply at Rotem includes electricity generated from sulphuric acid plants; supply from national electricity grid; and gas combustion from national gas network. At Rotem, oil shale overburden was previously mined as an energy source for the nearby Rotem power station. The 13 MW plant was completed in 1989 and generated power sold to the Israel Electric Corporation (IEC). The power station used around half a million tonnes of oil shale annually, which was mined and transported from the mining operation. In 2022 the plant switched to natural gas and the concession for oil shale ended in May 2021 and was not renewed. Natural gas is supplied by the Israeli National Gas Ltd (INGL) which originates from Israeli Mediterranean Sea offshore gas fields. The gas station is owned and operated by INGL.

At Oron, the electrical supply to the mine is obtained from the IEC and comprises one overhead incoming power line operating on a 110 kV, 3-phase, 50 Hz system. The 3.3 kV transmission is transformed down to 400 V and is used to feed surface equipment in and around the mine complex.  Presently there is more than adequate installed capacity to deal with the expected maximum demand of 3.8 MW.

At Zin, electrical supply can also be obtained from the IEC. The intake transmission and distribution substation comprise of one 110 kV incoming switchgear and two, 110/3.3 kV step-down supply transformers, each of 18 MVA capacity. The Zin beneficiation plant is non-operational.

15.6	Water

The state-owned National Water Company (Mekorot) is responsible for bulk water supply through the national water grid to both the Rotem and Oron facilities with sufficient supplies to meet their needs.

The Rotem facilities are supplied with two types of water:

•	Potable water which can be used for drinking; and
•	A saline brackish water also supplied via the national water grid.

The brackish water is termed technical water and is used and recycled within the fertilizer and acid plant processes.

15.7	Tailings Storage Facilities

Tailings storage facilities (TSFs) are used by the operation and include flotation TSFs at Rotem and Oron (Figure 15.3) that receive tailings produced by flotation from the respective beneficiation plants. At Rotem there is a gypsum TSF (Pond 5) that receives wet phosphogypsum tailings from the acid and fertilizer plant, in addition, dry gypsum tailings are conveyed from the acid and fertilizer plant to designated waste dumps adjacent to the phosphogypsum TSF. Further information on the TSFs is provided in Section 3.4 (Environmental Liabilities and Permitting Requirements).

Figure 15.3: Oron (Savion) Tailings Storage Facility

16	MARKET STUDIES

16.1	Phosphate Market

Morocco holds by far the largest proportion of global phosphate reserves, with an estimated 50 billion tonnes, or 75 % of known reserves as of 2024. Previous phosphate rock market studies suggest that China has sufficient capacity to satisfy its phosphate requirements, whilst India is almost completely reliant on imports: this observation remains constant with China producing 90,000 metric tonnes of phosphate rock in 2023, around 50% of the world total. Kazakhstan was the leading exporter of phosphorus in 2023.

Global phosphate production capacity is projected to increase to 69.1 million tonnes by 2027 from 63.6 million tonnes in 2023 according to the Mineral Commodities Summary 2024 by the US Geological Survey. Expansions to current phosphate rock production in Brazil, Kazakhstan, Mexico, Morocco, and Russia are expected to be completed by 2026; new mining projects under development in Australia, Canada, Congo (Brazzaville), Guinea-Bissau, and Senegal are expected to be completed after 2027. World resources of phosphate rock are more than 300 billion tonnes.

16.2	Demand

Fertilisers account for over 75.0 % of global phosphate rock use with the remainder mainly comprising food and feed additives and industrial acids.

The following phosphate rock demands were determined for the United States, India, and China:

•
More than 95 % of phosphate rock mined in the United States is used to manufacture phosphoric acid, which is used as intermediate feedstocks in the manufacture of fertilizers and animal feed supplements. About 25 % of the wet-process phosphoric acid produced is exported in the form of upgraded granular diammonium phosphate (DAP), monoammonium phosphate (MAP) fertilizer, merchant-grade phosphoric acid, and other phosphate fertilizer products.

•	Higher phosphoric acid prices will push India to rely more heavily on DAP imports and domestic production using imported phosphate rock and sulphur to build its DAP stocks.
•
The total demand for phosphate rock in China is predicted to reach approximately 2.2 - 2.7 billion tons between now and 2050. This demand can be met by domestic supply. China is now supplying phosphorus rock to more than 50 % of the global market.

Increased global demand for phosphate rock for use in fertilisers is reflected by an increase in population, and development of regions such as Asia-Pacific and India has further increased this demand due to need for improvements in crop production.

Increased prices of phosphoric acid will push India to rely more heavily on imported phosphoric rock, with new resources being imported from Queensland in north-west Australia as of September 2024. China is currently overdeveloping its phosphorous rock supply and, whilst it can currently source both its own needs and global demand, it will likely start to rely on imports from other countries within the next 25 years.

Estimated global resources of phosphorous rock are at approximately 300 billion tonnes, with new mining projects being undertaken over the next few years to meet global demand.

16.3	Commodity Price Projections

ICL Rotem has used the previous two-year’s average prices of US$1,178 /t FOB for acid products and US$424 /t FOB for fertilizer products for estimation of Mineral Resources and Mineral Reserves. The previous two-year’s average price of US$114 /t FOB has been used for Mineral Reserves for phosphate rock from Zin.

16.4	Contracts

16.4.1	Acid and Fertilizer Sales Contracts

Products from ICL Rotem are sold under contracts to customers globally and are exported from Ashdod and Eilat ports.

16.4.2	Other Contracts

ICL Rotem has numerous contracts in place with suppliers for materials and equipment required by the operation. These are usual contracts for an operating mine.

17	ENVIRONMENTAL STUDIES, PERMITTING, AND PLANS, NEGOTIATIONS, OR AGREEMENTS WITH LOCAL INDIVIDUALS OR GROUPS

17.1	Permitting

Environmental permits are issued subject to binding conditions. An environmental permit is issued for the project as described in the permit application and/or the application for a variation to an existing permit application. The conditions of the environmental permit include conditions specific to a project, development, process, emission, or discharge whilst stating the requirements to ensure compliance with environmental laws promulgated by the Government of Israel.

ICL Rotem reports directly to the Ministry of Environmental Protection (MEP), which is Israel’s statutory authority responsible for the protection of the environment and public health. The MEP is responsible for regulating development within Israel through the issue of planning permissions (licences) and the regulatory authority responsible for the management of atmospheric emissions, waste management, hazardous materials, exploitation of natural resources, and enforcing environmental laws.

Real-time continuous environmental monitoring systems (CEMS) operate at ICL Rotem’s processing plants transferring emissions and discharge data directly to the Ministry.

ICL Rotem submits annual environmental monitoring reports to the MEP in March each year. The annual reports present all emissions and discharge data, as well as solid and liquid non-hazardous and hazardous wastes. The environmental reports are publicly disclosed through MEP’s website.

ICL Rotem holds the environmental permits shown in Table 17.1.

Table 17.1: Permits and Licences held by ICL Rotem
Plant	Licence/Permit	Expiration Date
ICL Rotem (Arad)	Air emission permit (including stack emissions)	January 28, 2031
	General business licence	Renewed and valid until December 12, 2028
	Hazardous materials permit	Valid until January 30, 2030
ICL Zafir (Oron – Zin)	General business licence	Zin - Valid until December 31, 2028 Oron – Valid until December 31, 2044
	Hazardous materials permit	Valid until January 30, 2030

The operations commenced before the formalized planning system that required the preparation of environmental impact assessments (EIA) to be conducted as part of the planning application process was introduced. However, the planning and permitting process has been outlined, which requires an EIA for every new ‘project’ and, for existing projects an application to update the environmental permit is required. In this way the Ministry of Environment is able to review emissions and discharges and issue requirements for updating environmental monitoring and reporting.

17.2	ICL Rotem Environmental Organisational Structure

The organogram shown in Figure 17.1 illustrates the organisational structure for the implementation of environmental management at ICL Rotem.

Figure 17.1: ICL Rotem Environmental Management Department

17.3	Health, Safety and Environmental (HSE) Procedures

17.3.1	HSE Procedures

ICL Rotem maintains a list of all the legal requirements including a register of national legislation and site-specific permits and carries out audits to check compliance. ICL Rotem implements the following HSE procedures:

• Travel within the mine areas	• Site preservation
• Permit to enter the mine	• Ground shocks, noise, and dust
• Accident / Near Accident Reporting	• Contractors' work in the mines
• Using a cell phone	• Road planning in the mine
• Mediation training for a new contractor employee	• Workspace operation
• definition of mine works	• Switching operators between shifts
• Definition of environmental risks in mines • Rehabilitation while mining	• Introduction of an IDF operator into a new work area

17.3.2	HSE Management

Figure 17.2 illustrates the HSE management structure for ICL Rotem.

Figure 17.2:  Rotem HSE Management Structure

17.3.3	Environmental Procedures

The following environmental procedures are implemented by ICL Rotem:

• Poison permit and treatment of hazardous substances	• Training and awareness
• Business licence	• Monitoring and measurement
• Work in open areas	• Reporting and documenting environmental events and exceptions
• Adherence to conditions in permits - business licences and their renewal	• Air quality detectors on the Property boundaries
• Dealing with Home Front Command regarding hazardous substances and submitting reports	• Prevention of soil contamination by chemicals, fuel and oils
• Requirements under any law and other requirements	• Treatment of hazardous materials and waste disposal
• Goals, objectives, and environmental management plan	• Prevention of harm to flocks of migratory birds
• Communication with the environmental regulator (and submitting reports)	• Prevention of soil and groundwater pollution from evaporation and storage ponds
• Operational control	• Disposal of electrical and electronic equipment, batteries, and accumulators
• Inconsistencies and corrective and preventive actions	• Pipe marking
• Engineering, safety and environmental rules for fuel storage facilities and internal gas stations in the company

17.3.4	Environmental Management

17.3.4.1          Management of Chemicals

Chemicals are managed (purchasing, conveying/shipment, storage & consumption) using SAP and other software. In addition, ICL Rotem undertakes internal and third-party audit plans that include auditing the management of chemicals. All chemicals purchased and stocks are registered and are managed using SAP. As per statutory and legislative requirements, ICL Rotem holds permits issued by the MEP and the Civil Defence Headquarters for all its hazardous chemicals.

17.3.4.2          Hazardous Materials

ICL’s operations in Israel store, transport and use hazardous materials in accordance with the Israeli Hazardous Substances Law, 1993, for which permits are renewed and issued annually.

17.3.4.3          Air Quality and Groundwater Monitoring

The ICL Rotem plants have received air emissions permits that include provisions regarding application of Best Available Technology (BAT) for monitoring and reporting to the MEP. These included installation of three Constant Emissions Monitoring Systems (CEMS) for monitoring air quality pursuant to the Clean Air Law and report directly to the National Monitoring Centre of the MEP. These data are publicly disclosed.

ICL Rotem has implemented an air quality monitoring system in accordance with the requirements of the MEP and the MEP’s Environmental Unit since 2017.

Third party explosion monitoring is carried out along with groundwater monitoring, including water level monitoring (piezometric head) and groundwater quality analysis.

17.3.4.4          Green House Gases

To address climate change associated with greenhouse gas emissions, ICL Rotem converted its combined power and steam plant from shale oil to natural gas and light fuel oil.

17.3.4.5          Circular Economy

R&D is being undertaken by ICL Rotem with the intention of creating new products from waste and recyclable materials including products from phosphogypsum accumulated at the Rotem site.

17.3.4.6          Contaminated Land

As per a requirement associated with the issue of a business licence by the MEP all ICL Rotem’s plants have had historical land surveys undertaken, including contaminated land surveys and were submitted to the MEP.

17.3.4.7          Waste Management

A plan for treating waste has been implemented by ICL Rotem with the aim of reducing effluent quantities, utilising effluents for new products (i.e. extracting other minerals from the wastewater), recycling wastewater, reducing water consumption, and treating and neutralizing wastewater.

17.3.4.8          Cultural Heritage

In accordance with Israel’s laws, ICL Rotem implements a Chance Find Procedure for possible sites of archaeological and cultural heritage interest. The law requires archaeological surveys to be conducted prior to entering and commencing quarrying.

17.4	Stakeholder Engagement

To serve local stakeholder groups, ICL Rotem reports to Maala – Business for Social Responsibility in Israel and to the Israeli Voluntary Reporting Mechanism for Greenhouse Gases. The Company also occasionally publishes various voluntary reports and professional publications on a case-by-case basis. Local stakeholder groups have direct communication with the Company.

ICL Rotem maintains a grievance register and a Community Contribution process to facilitate public consultation and disclosure plans. There is an appointed community liaison officer to address community-related issues, however, a formalised system of stakeholder engagement is not implemented as a standard procedure.

17.5	Mine and Facility Closure Plans

Progressive restoration is undertaken at the ICL Rotem mines whereby topsoil, overburden and interburden is stripped, stockpiled and replaced as the mines develop. Mine closure is therefore constantly ongoing and includes:

•	ICL Rotem, a representative from the Ministry of Energy and Infrastructures and the Parks Authority meets each month. The active programmes are reviewed and areas for improvement are discussed.
•	ICL Rotem is working with Be’er Sheva University and the Parks Authority to review the long-term impact of reclamation after 5 years’ and identify any areas for improvement.
•	Active reclamation of areas where mining has finished includes backfilling with overburden, topsoil replaced, and the area returned to its pre-mining state.
•
Reclamation costs are managed by the mines, where for each tonne of phosphate removed finance is set aside for reclamation. This financial provision differs from other quarries in Israel where money is paid to an Authority that reclaims the area once quarrying has finished.

Mine closure costs are detailed in Section 18 (Capital and Operating Costs).

17.6	Adequacy of Current Plans to Address Any Issues Related to Environmental Compliance, Permitting, and Local Individuals, or Groups

ICL Rotem is governed by Israeli laws and environmental regulations, including those pertaining to corporate social responsibility, environmental protection, building codes, and the planning and management of resources for land, water, air and noise. The QP considers ICL Rotem should consider more closely the requirement to disclose information more clearly and separately from the overall corporate responsibility report and information disclosed on the ICL corporate website. In addition, the QP considers a formalised system of stakeholder engagement should be implemented as a standard procedure.

ICL Rotem has all the current required permits to conduct work on the Property and the Company believes that all required permits to continue production will be achieved. It is the QP’s opinion that ICL Rotem’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups. Permits held by ICL Rotem are sufficient to ensure that the operation is conducted within the Israeli regulatory framework. Closure provision is included in the life of mine cost model. There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.

18	CAPITAL AND OPERATING COSTS

The capital and operating costs discussed in this section were provided by ICL and reviewed by the QP. Capital and operating costs are based on operating experience and were applied to the LOM schedule. All values are presented in US Dollars ($) unless otherwise stated (based on an exchange rate of NIS 3.58 per U.S dollar) and all other measurements are metric values.

18.1	Capital Costs

A summary of the capital costs for the LOM of ICL Rotem is provided in Table 18.1. The forecasted capital costs are considered by the QP to be equivalent or better than AACE Class 1 with an expected accuracy range of -3% to -10% on the low side and +3% to +15% on the high side. The QP is of the opinion that the estimated capital costs for ICL Rotem are reasonable.

Table 18.1: Life of Mine Capital Costs for ICL Rotem
	Unit	Total
Mining	$M	812.0
Processing	$M	723.0
Other	$M	512.3
Total Capital Costs	$M	2,047.3

Closure costs are estimated by ICL Rotem at $55.7 million.

18.2	Operating Costs

A summary of the operating costs for the LOM of ICL Rotem is provided in Table 18.2. The operating costs are considered by the QP to represent an accuracy range of -10% to +15%. The QP is of the opinion that the operating costs used for the LOM are reasonable.

Table 18.2: Life of Mine Operating Costs for ICL Rotem
	Unit	Total
Mining	$M	671.2
Processing	$M	9,136.2
G&A	$M	729.3
D&A	$M	-1,692.2
Total Operating Costs	$M	8,844.5

19	ECONOMIC ANALYSIS

The economic analysis presented in this section is based on Proven Mineral Reserves, economic assumptions, and capital and operating costs in the LOM schedule. All values are presented in US Dollars ($) unless otherwise stated (based on an exchange rate of NIS 3.58 per U.S dollar) and all other measurements are metric values. The assumptions used in the analysis are current as of December 31, 2024. The aim of this section is to demonstrate the economic viability of the project and therefore this section contains forward-looking information which can differ from other information that is publicly available and should not be considered as guidance.

19.1	Economic Criteria

A summary of the economic assumptions and parameters for the ICL Rotem operation is provided in Table 19.1.

Table 19.1: Economic Assumptions and Parameters for ICL Rotem
Parameter	Unit	Value
Mining
Mine Life	Years	16
Total Ore Tonnes Mined	Mt	80.8
Waste Volume	Mm3	242.9
Strip Ratio (Waste (m3) to Ore (t))	Ratio	3.0
Processing
Total Ore Feed to Plant	Mt	80.8
Grade P2O5%		24.9
Processing Rate	Mtpa	5.0
Beneficiation Plant Recovery	%		Rotem	Oron		Zin
		2025 2026 - 2029 2030 – 2040	54% 69% 60%	2025 2026 - 2040	59% 60%	2025 - 2040	50%
Economic Factors
Discount Rate	%	10
Exchange Rate	NIS to $	3.58
Commodity Price
Acid products	$/t FOB	1,178
Fertilizer products	$/t FOB	424
Zin phosphate rock	$/t FOB	114
Taxes	%	23
Royalties	$M	202.0
Other Government Payments	$M	-
Revenues	$M	12,609.3
Capital Costs (including closure)	$M	2,103.1
Operating Costs	$M	8,844.5

19.2	Cash Flow Analysis

The financial analysis has used a Discounted Cash Flow (DCF) method to estimate the projects return based on expected future revenues, costs, and investments. The annual cash flow model is shown in Table 19.2 with no allowance for inflation and showing after-tax NPV at a discount rate of 10%. The QP considers a 10% discount/hurdle rate for after-tax cash flow discounting is reasonable for a mature operation in Israel. Internal Rate of Return (IRR) and payback are not included in the cash flow analysis as Rotem is a mature operation and no significant initial investment is required that would result in a negative initial cash flow. The DCF model is presented on a 100% attributable basis.

The DCF analysis confirmed that the ICL Rotem Mineral Reserves are economically viable at the assumed commodity price forecast. The cash flow model showed an after-tax NPV, at 10 % discount rate of $530.4 million.

Table 19.2: Annual Discounted Cash Flow Model for ICL Rotem
Description	Unit	LOM Total	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038	2039	2040	2041
Mining
Ore	Mt	80.8	5.0	5.2	5.2	5.2	5.2	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	0
Waste	Mm3	242.9	24.4	18.4	18.4	18.4	18.4	13.2	13.2	13.2	13.2	13.2	13.2	13.2	13.2	13.2	13.2	13.2	0
Processing
Ore Feed to Plants	Mt	80.8	5.0	5.2	5.2	5.2	5.2	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	0
Grade P2O5%		24.9	25.3	27.1	27.1	27.1	27.1	24.1	24.1	24.1	24.1	24.1	24.1	24.1	24.1	24.1	24.1	24.1	0
Contained P2O5	Mt	20.14	1.27	1.41	1.41	1.41	1.41	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	1.20	0
Recovered P2O5	Mt	13.44	0.78	0.99	0.99	0.99	0.99	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0.79	0
Acid Products	Mt	4.37	0.24	0.31	0.31	0.31	0.31	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0.26	0
Fertilizer Products	Mt	17.16	0.85	1.12	1.12	1.12	1.12	1.08	1.08	1.08	1.08	1.08	1.08	1.08	1.08	1.08	1.08	1.08	0
Zin Phosphate Rock	Mt	1.6	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0.10	0
Revenue
Acid Products	$M	5,152.7	366.3	480.7	480.7	480.7	480.7	260.3	260.3	260.3	260.3	260.3	260.3	260.3	260.3	260.3	260.3	260.3	0
Fertilizer Products	$M	7,274.2	357.7	469.5	469.5	469.5	469.5	458.0	458.0	458.0	458.0	458.0	458.0	458.0	458.0	458.0	458.0	458.0	0
Zin Phosphate Rock	$M	182.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	11.4	0
Total	$M	12,609.3	735.4	961.7	961.7	961.7	961.7	729.7	729.7	729.7	729.7	729.7	729.7	729.7	729.7	729.7	729.7	729.7	0
Operating Costs
Mining	$M	671.2	35.8	42.4	42.4	42.4	42.4	42.4	42.4	42.4	42.4	42.4	42.4	42.4	42.4	42.4	42.4	42.4	0
Processing	$M	9,136.2	676.3	699.5	699.5	699.5	699.5	514.7	514.7	514.7	514.7	514.7	514.7	514.7	514.7	514.7	514.7	514.7	0
G&A	$M	729.3	48.8	48.8	48.8	48.8	48.8	44.1	44.1	44.1	44.1	44.1	44.1	44.1	44.1	44.1	44.1	44.1	0
D&A	$M	-1,692.2	-109.6	-109.6	-109.6	-109.6	-109.6	-104.0	-104.0	-104.0	-104.0	-104.0	-104.0	-104.0	-104.0	-104.0	-104.0	-104.0	0
Total	$M	8,844.5	651.2	680.9	680.9	680.9	680.9	497.2	497.2	497.2	497.2	497.2	497.2	497.2	497.2	497.2	497.2	497.2	0
Capital Costs
Mining	$M	812.0	59.5	68.5	66.0	66.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0	46.0	0
Processing	$M	723.0	68.5	30.0	51.5	53.8	57.3	44.7	43.7	43.7	42.7	42.7	41.7	41.7	40.7	40.7	39.7	39.7	0
Other	$M	512.3	44.3	60.8	34.3	31.0	26.0	26.0	27.0	27.0	28.0	28.0	29.0	29.0	30.0	30.0	31.0	31.0	0
Closure	$M	55.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	55.7
Total	$M	2,103.1	172.3	159.3	151.8	150.8	129.3	116.7	116.7	116.7	116.7	116.7	116.7	116.7	116.7	116.7	116.7	116.7	55.7
Cash Flow
Royalties	$M	202.0	12.5	13.0	13.0	13.0	13.0	12.5	12.5	12.5	12.5	12.5	12.5	12.5	12.5	12.5	12.5	12.5	0
Other Government Payments	$M	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Pre-Tax Cashflow	$M	1,459.8	-100.5	108.4	116.0	117.0	138.5	103.3	103.3	103.3	103.3	103.3	103.3	103.3	103.3	103.3	103.3	103.3	-55.7
Tax (23%)	$M	371.7	0.0	24.9	26.7	26.9	31.9	23.8	23.8	23.8	23.8	23.8	23.8	23.8	23.8	23.8	23.8	23.8	0.0
After-Tax Cashflow	$M	1,088.1	-100.5	83.5	89.3	90.1	106.6	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	79.5	-55.7
Project Economics
After Tax NPV (10%)	$M	530.4	-100.5	75.9	73.8	67.7	72.8	49.4	44.9	40.8	37.1	33.7	30.7	27.9	25.3	23.0	20.9	19.0	-12.1

19.3	Sensitivity Analysis

Project risks can be identified in both economic and non-economic terms. Key economic risks were assessed by the sensitivity of cash flow to ±10 % and ±20 % changes in the key variables on the after-tax NPV. The following key variables were assessed:

•	Commodity price
•	Exchange rate
•	Operating costs
•	Capital costs

The beneficiation plants produce required amounts of phosphate concentrate at a specific grade (31 to 32 % P2O5) for processing into products in the acid and fertiliser facility. Therefore, sensitivity analyses for head grade and metallurgical recovery are not applicable.

The after-tax sensitivities are shown in Table 19.3.

Table 19.3: Sensitivity Analysis for ICL Rotem
Variance from Base Case	Commodity Price ($/t FOB)			NPV at 10% ($M)
-20%	Acids $942/t	Fertilizers $339/t	Zin Rock $91/t	-681.8
-10%	Acids $1,060/t	Fertilizers $382/t	Zin Rock $103/t	-27.2
0%	Acids $1,178/t	Fertilizers $424/t	Zin Rock $114/t	503.4
10%	Acids $1,296/t	Fertilizers $466/t	Zin Rock $125/t	1,087.9
20%	Acids $1,414/t	Fertilizers $509/t	Zin Rock $137/t	1,634.7
Variance from Base Case	Exchange Rate (NIS/$)			NPV at 10% ($M)
-20%	2.86			-681.8
-10%	3.22			-27.2
0%	3.58			503.4
10%	3.94			1,087.9
20%	4.30			1,634.7
Variance from Base Case	Operating Costs ($M)			NPV at 10% ($M)
-20%	7,075.6			1,325.9
-10%	7,960.0			931.5
0%	8,844.5			503.4
10%	9,728.9			129.2
20%	10,613.4			-284.9
Variance from Base Case	Capital Costs ($M)			NPV at 10% ($M)
-20%	1,682.5			719.7
-10%	1,892.8			625.0
0%	2,103.1			503.4
10%	2,313.4			435.7
20%	2,523.7			341.1

A comparison of the results for the various sensitivity cases using after-tax NPV at 10% discount rate is shown in Figure 19.1.

Figure 19.1: After-Tax 10% NPV Sensitivity Analysis

The results of the sensitivity analysis show the ICL Rotem Mineral Reserves to be most sensitive to changes in commodity price, exchange rate and operating costs followed by capital cost.

20	ADJACENT PROPERTIES

There are no material or relevant properties adjacent to the ICL Rotem operation.

21	OTHER RELEVANT DATA AND INFORMATION

The QPs are not aware of other data to disclose.

22	INTERPRETATION AND CONCLUSIONS

The QPs make the following interpretations and conclusions for the respective study areas:

22.1	Geology and Mineral Resources

•	Mineral Resources for the Property have been prepared to industry best practice and conform to the resource categories defined by the SEC in S-K 1300.
•	The exploration drillhole database contains the following:
o	Oron – 1,931 drillholes for 36,822 m and 4,508 composite samples.
o	Rotem – 1,503 drillholes for 68,347 m and 2,791 composite samples.
o	Zin – 2,126 drillholes for 43,924 m and 5,449 composite samples.
•
The drilling, logging, and sampling follows a conventional approach suitable for the geology and deposit type. The results achieved are in line with expectations and, in the QP’s opinion, there are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of results.

•
Drilling is undertaken on a spacing of 200 – 250 m and then infilled on 50 – 70 m spacing where necessary. Mineral Resource classification by ICL Rotem considers Measured Mineral Resources to be generally within a 250 m drillhole spacing, however, some areas can be assigned Measured Mineral Resources where the drillhole spacing is greater than this due to high confidence in the geological and structural interpretation of these areas.

•
Given the high density of drilling at the Rotem, Oron and Zin deposits, the Mineral Resources are classified as Measured. The QP considers this appropriate given the laterally extensive and stratiform nature of the deposits and the low level of grade variability. The local geology is relatively simple with gentle dips and few significant faults, those that do occur have displacements of less than a few metres affecting the phosphate bearing seams.

•
There is significant exploration potential for further phosphate deposits in the surrounding area including the Barir Field, located to the northwest of Rotem. Currently no concession exists for this area.

22.2	Mining and Mineral Reserves

•	Mineral Reserves for the Property have been classified in accordance with the definitions for Mineral Reserves in S-K 1300.
•	Measured Mineral Resources were converted to Mineral Reserves through the application of modifying factors. There are no Indicated or Inferred Mineral Resources at Rotem, Oron or Zin.
•
The ICL Rotem mines use conventional open pit mining methods including drilling and blasting (where required) and then utilising a range of diesel hydraulic excavators and haul trucks. Phosphate is mined by ripping using bulldozers which allows for a selectivity of 0.5 m thickness for mining the phosphate seams.

•	Mining at Rotem is a combination of contractor and owner operated while mining at Oron and Zin is entirely by contractor.
•	The current life of mine is 16 years, based on an average mining rate of 5 Mtpa over the total life of mine and a strip ratio of 3.0 (waste (m3) to ore (t)).

22.3	Mineral Processing

•
After successful R&D efforts including pilot plant testwork, 250 kt of brown phosphate and 180 kt of bituminous phosphate ores were processed successfully to produce green and white phosphoric acids, through Plants 30 and 31, respectively.

•
The QP is of the opinion that the data derived from the testing is conventional and adequate for the purposes of Mineral Resource estimation given the style of deposit. Pilot trials have been undertaken on significant tonnages of material and the results of which have been used to develop and optimize the flow sheet for processing brown phosphate ore from Oron and bituminous phosphate ore from Rotem.

•	Based on this testwork metallurgical recoveries of 69 % were calculated for beneficiation of bituminous phosphate rock at Rotem and 60 % for beneficiation of brown phosphate rock.

22.4	Infrastructure

•	The current infrastructure is sufficient to support the planned changes to production and no significant upgrades or changes are required.

22.5	Environment

•
ICL Rotem has all the current required permits to conduct work on the Property and the Company believes that all required permits to continue production will be achieved. It is the QP’s opinion that ICL Rotem’s current actions and plans are appropriate to address any issues related to environmental compliance, permitting, relationship with local individuals or groups.

•	There are currently no known environmental, permitting, or social/community risks that could impact the Mineral Resources or Mineral Reserves.
•	Progressive restoration of areas where mining has been completed is undertaken by ICL Rotem with positive results.

23	RECOMMENDATIONS

The QPs make the following recommendations for the respective study areas:

23.1	Geology and Mineral Resources

•
Implement and monitor a robust QA/QC system which incorporates standards, duplicates and blank samples to document sampling and laboratory performance. Establish further geological standard samples of varying grades and send to external laboratories for comparison.

•
The QP recommends that a 3D block modelling approach should be considered by ICL Rotem for future Mineral Resource estimates. This would aid visualisation and communication of the resource model and integration with mine planning, scheduling and regular reconciliations with production data.

23.2	Mining and Ore Reserves

•	Undertake regular reconciliations of mining production data against the geological model.
•	Undertake regular reviews of dilution and mining recovery.

23.3	Mineral Processing

•	Continue R&D programmes to identify a metallurgical process route to produce white phosphoric acid from brown phosphate rock.
•	Continue R&D programmes to investigate potential reprocessing of tailings material, which contains on average approximately 17 % P2O5.
•	Continue R&D programmes to develop saleable products from the gypsum tailings.

23.4	Environmental Studies, Permitting and Social or Community Impact

•	Continue active engagement with local communities and stakeholders through formal and informal projects and outreach.
•
Continue to meet monthly with representatives from the Ministry of Energy and Infrastructures and the Parks Authority to review the active programmes, address any issues and look for areas for improvements.

•	Continue to work closely with Be’er Sheva University and the Parks Authority to review the status and benefits of ongoing restoration programmes and identify any areas for improvement.
•
Data and information pertaining to current plans to address environmental compliance and local individuals or groups should become more transparent and ICL Rotem should consider the requirement to disclose this information more clearly and separately from the overall corporate responsibility report and information disclosed on the ICL corporate website.

•
Whilst Rotem is in a constant state of progressive development and reclamation of depleted open pits, it is recommended that a Mine and Facility Closure Plan is developed in order to align with accepted international best practice.

24	REFERENCES

Abed, A,M., 2013. The eastern Mediterranean phosphorite giants: An interplay between tectonics and upwelling. GeoArabia, 2013, v. 18, no. 2, p. 67-94, Gulf PetroLink, Bahrain

Bartov, Y. and G. Steinitz 1977. The Judea and Mount Scopus groups of the Negev and Sinai with trend surface analysis of the thickness data. Israel Journal of Earth Science, v. 26, p. 119-148.

Bartov, Y., Z. Lewy, G. Steinitz and I. Zak 1980. Mesozoic and Tertiary stratigraphy, paleogeography and structural history of the Jebel Areif en Naqa area, eastern Sinai. Israel Journal of Earth Science, v. 29, no. 1-2, p. 114-130.

Glenn, C.R., K.B. Föllmi, S.R. Riggs, G.N. Baturin, K.A. Grimm, J. Trappe, A.M. Abed, C. Galli-Oliver, R.E. Garrison, A.V. Ilyin, C. Jehl, V. Rohrlich, R. Sadaqah, M. Schidlowski, R. Sheldon and H. Siegmund 1994. Phosphorus and phosphorites: Sedimentology and environments of formation. Eclogae Geologicae Helvetiae, v. 87, p. 747-788.

ICL Annual Report for the Period Ended December 31, 2021

ICL Annual Report for the Period Ended December 31, 2022

ICL Annual Report for the Period Ended December 31, 2023

Simandl, G.J., Paradis, S., and Fajber, R., 2011. Sedimentary Phosphate Deposits Mineral Deposit Profile F07. British Columbia Geological Survey, Geological Fieldwork 2011, Paper 2012-1

Soudry, D., C.R. Glenn, Y. Nathan, I. Segal and D. VonderHaar 2006. Evolution of the Tethyan phosphogenesis along the northern edges of the Arabian-African shield during the Cretaceous–Eocene as deduced from temporal variations in Ca and Nd isotopes and rates of P accumulation. Earth-Science Reviews, v. 78, p. 27-57.

USGS, 2024. Phosphate Rock. U.S. Geological Survey, Mineral Commodity Summaries.

25	RELIANCE ON INFORMATION PROVIDED BY THE REGISTRANT

This TRS has been prepared by WAI on behalf of ICL (the Registrant). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to WAI at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information supplied by ICL and other third-party sources.

WAI has relied on ownership information, mineral tenement and land tenure provided by ICL. WAI has not researched property title or mineral rights for the properties that are the subject of this TRS and it is considered reasonable to rely on ICL’s legal counsel who is responsible for maintaining this information. This information is used in Section 3 (Property Description) and the Executive Summary.

Industrial mineral price forecasting is a specialized business and the QPs consider it reasonable to rely on ICL for information on product pricing and marketing given its considerable experience in this area. This information is used in Section 16 (Market Studies). The information is also used in support of the Mineral Resource Estimate (Section 11), the Mineral Reserve Estimate (Section 12) and the Economic Analysis (Section 19).

WAI has relied on ICL for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the Property. This information is used in Section 19 (Economic Analysis) and the Executive Summary.

WAI has relied on information supplied by ICL for environmental permitting, permitting, closure planning and related cost estimation, and social and community impacts. This information is used in Section 17 (Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups). The information is also used in support of the Mineral Resource Estimate (Section 11), the Mineral Reserve Estimate (Section 12) and the Economic Analysis (Section 19).

The WAI QPs have taken all appropriate steps, in their professional opinion, to ensure that the above information from ICL is sound.

Except for the purposes legislated under US securities laws, any use of this report by any third party is at that party’s sole risk.

26	DATE AND SIGNATURE PAGE

This report titled "S-K 1300 Technical Report Summary on the Rotem Mining Operation, Israel” with an effective date of December 31, 2024, was prepared and signed by:

Qualified Person or Firm	Signature	Date
Wardell Armstrong International	“signed”	February 27, 2025

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